Form 10-K405, Exhibit 13
period 1996-12-29
WACKENHUT CORRECTIONS CORP
filed 1997-03-28
CIK 923796

                                  EXHIBIT 13.1

               WACKENHUT CORRECTIONS CORPORATION AND SUBSIDIARIES

FINANCIAL REVIEW

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     In March 1996, the Company changed its listing from WCCX on the Nasdaq Stock Market's National Market to WHC on the New York Stock Exchange.

     The ensuing table shows the high and low prices for the Company's common stock, as reported on the Nasdaq Stock Market's National Market and New York Stock Exchange, for each of the four quarters of fiscal 1996 and 1995. All price data have been restated for the 100% stock dividend (treated as a stock split) paid on June 4, 1996. The approximate number of shareholders of record, as of January 31, 1997, was 259.

                                1996                        1995
                          ----------------------------------------------
                            High      Low              High       Low
========================================================================
First Quarter             $20-7/8   $12-3/16         $14-5/8     $8-1/4
Second Quarter             44-3/4    19-7/8           14-1/4      9-5/8
Third Quarter              35-3/4    19-3/4           11-15/16    9-1/2
Fourth Quarter             24-3/8    16               13-5/8      9-1/2
========================================================================


     The Company in tends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its capital stock in the foreseeable future. Future dividends, if any, will depend, among other things, on the future earnings, capital requirements and financial condition of the Company, and on such other factors as the Company's Board of Directors may consider relevant.


SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

THE SELECTED CONSOLIDATED FINANCIAL DATA SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO.





FISCAL YEARS ENDED: (A)                                     1996       1995        1994        1993       1992
===================================================================================================================
RESULTS OF OPERATIONS:
Revenues                                                  $137,784   $ 99,431    $ 84,026    $ 58,784   $ 47,235
Operating expenses                                         115,848     82,285      70,670      50,573     40,062
Depreciation and amortization                                3,532      2,303       2,287       2,101      1,392
                                                          ---------------------------------------------------------
Contribution from operations                                18,404     14,843      11,069       6,110      5,781
General and administrative expenses                          8,673      7,614       6,623       4,664      4,168
                                                          ---------------------------------------------------------
Operating Income                                             9,731      7,229       4,446       1,446      1,613
Interest income (expense)                                    2,195        186        (261)       (544)      (475)
                                                          ---------------------------------------------------------
Income before income taxes
  and equity income (loss) of affiliates                    11,926      7,415       4,185         902      1,138
Provision for income taxes                                   4,269      2,862       1,661         368        441
                                                          ---------------------------------------------------------
Income before equity income (loss) of affiliates             7,657      4,553       2,524         534        697
Equity income (loss) of affiliates,
  net of income taxes                                          604       (113)       (331)        261         29
                                                          ---------------------------------------------------------
Net Income                                                $  8,261   $  4,440    $  2,193    $    795   $    726
Earnings per share                                        $   0.37   $   0.25    $   0.15    $   0.06   $   0.05

FINANCIAL CONDITION:
Working capital                                           $ 62,130   $ 13,455    $ 10,194    $  5,032   $  2,537
Total assets                                               106,811     38,840      30,333      19,148     19,898
Long-term debt                                                 225        980       1,412        --         --
Total debt                                                     237        991       1,422        --          647
Shareholders' equity                                        87,969     25,229      19,727       4,212      3,417
===================================================================================================================



(A) The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1994, 1995 and 1996 each included 52 weeks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities amounted to $9,128,000 in 1996 versus $1,345,000 in 1995. The Company's primary capital requirements are for working capital; furniture, fixtures, equipment, and supply purchases; investments in joint ventures; and investments in facilities. Some of the Company's management contracts require the Company to make substantial initial expenditures of cash in connection with opening or renovating a facility. The initial expenditures subsequently are fully or partially recoverable as pass-through costs or are billable to the contracting agency over the original term of the contract. The cash required for these needs will be derived from internally generated funds, the proceeds from public stock offerings, and additional borrowings, if necessary.*

     The Company anticipates making cash investments in connection with future acquisitions. In addition, in line with a developing industry trend toward requiring private operators to make capital investments in facilities and to enter into direct financing arrangements in connection with the development of such facilities, the Company anticipates utilizing cash to finance start-up costs, leasehold improvements and equity investments in facilities, if appropriate, in connection with undertaking new contracts.*

     Prior to the initial public offering (IPO) in July 1994, the Company financed its operations through borrowings from The Wackenhut Corporation (TWC or Parent). Interest on intercompany indebtedness was computed at rates which reflected TWC's average interest costs on long-term debt, exclusive of mortgage financing. Subsequent to the IPO and through Fiscal 1995, financing was obtained from internally generated funds or third-party borrowings.

     In January 1996, the Company sold 4,600,000 shares of its common stock in connection with a second offering at a price of $12.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses. Net proceeds from the offering were approximately $51,581,000. In 1996, the Company used $5.7 million of the proceeds to acquire one of its existing facilities.

     Management is unaware of any other evident trends that are likely to result in material increases or decreases in the liquidity of the Company other than those factors mentioned above.* Management is constantly reviewing matters that could require significant outlays of cash with respect to corporate growth strategies; however, these matters are always reviewed in the light of appropriateness and availability of financing.

     The ratio of total debt to total capitalization was 0.3% at the end of Fiscal 1996 and 3.8% at the end of Fiscal 1995.

     In December 1994, the Company entered into a $15.0 million revolving credit facility with a U.S. bank to provide working capital. The revolving credit facility matures November 30, 1997, at which time the outstanding principal balance under the facility may be converted to a term loan which will mature September 30, 2002. Indebtedness under this facility bears interest at the prime rate or Eurodollar rate, plus 0.75%. There are no prepayment penalties associated with the credit facility. The facility imposes upon the Company, among other things, a maximum leverage ratio, minimum debt service coverage, working capital and interest charge coverage ratios, and a minimum tangible net worth requirement. The facility also limits certain payments and distributions. No amounts were outstanding under this facility as of December 29, 1996. However, at December 29, 1996, the Company had outstanding two standby letters of credit supported by this revolving credit facility in an aggregate amount of approximately $100,000.

     There are no other known material trends, favorable or unfavorable, in the capital resources of the Company, except for possible changes in interest rates.* In the event that the Company would have any significant requirement beyond the matters discussed above, capital resources are available under its revolving line of credit with a bank, and management believes that additional resources may be available to the Company through a variety of other methods of financing.*

RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto.



*See note on page 1 regarding forward-looking statements
                                                                              19

     The following table sets forth certain Statements of Income data expressed as percentages of total revenues for the following fiscal years:

                                             1996    1995     1994
=====================================================================
Revenues                                    100.0%   100.0%   100.0%
Operating expenses                           84.1     82.8     84.1
Depreciation and amortization                 2.5      2.3      2.7
                                            ------------------------
Contribution from operations                 13.4     14.9     13.2
General and administrative
  expenses                                    6.3      7.7      7.9
                                            ------------------------
Operating income                              7.1      7.3      5.3
Interest income (expense)                     1.6      0.2     (0.3)
                                            ------------------------
Income before income taxes
  and equity income (loss) of
  affiliates                                  8.7      7.5      5.0
Provision for income taxes                    3.1      2.9      2.0
Equity income (loss) of affiliates,
  net of income taxes                         0.4     (0.1)    (0.4)
                                            ------------------------
Net income                                    6.0%     4.5%     2.6%
=====================================================================


FISCAL 1996 COMPARED WITH FISCAL 1995

     Revenues increased by 38.6% to $137.8 million in 1996 from $99.4 million in 1995. The increase in revenues in 1996 compared with 1995 is primarily attributable to increased compensated resident days resulting from the increasing occupancy of two facilities that opened in the second half of 1995 (Moore Haven Correctional Facility, Moore Haven, Florida in July 1995 and John
R. Lindsey Unit, Jack County, Texas in September 1995), the opening of two facilities in the first half of 1996 (Willacy County Unit, Willacy County, Texas in January 1996 and Marshall County Correctional Facility, Marshall County, Mississippi in June 1996), the assumption of operational responsibility for an existing facility (Delaware County Prison, Delaware County, Pennsylvania in April 1996) the expansion of one facility (Allen Correctional Center, Kinder, Louisiana) and the temporary double up at another facility (Arthur Gorrie Correctional Centre, Wacol, Australia).

     The following table sets forth the number of facilities under contract or award at the end of the following fiscal years:


                                              1996        1995        1994
===========================================================================
Contracts(1)                                     34          24          22
Facilities in operation                          19          16          15
Design capacity of contracts                 24,371      16,054      13,732
Design capacity of facilities
  in operation                               12,235       9,135       7,164
Compensated resident
  days(2)                                 3,585,100   2,350,843   2,090,625
===========================================================================


(1) Comprised of facilities in operation, facilities under development and facilities for which awards have been obtained.

(2) Compensated resident days are calculated as follows, (a) per diem rate facilities - the number of beds occupied by residents on a daily basis during the fiscal year and, (b) fixed rate facilities - the design capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year. Amounts exclude compensated resident days for H.M. Prison Doncaster, England.

     The number of compensated resident days in domestic and Australian facilities increased to 3.6 million in 1996 from 2.4 million in 1995. As a result of the increase in compensated resident days, average facility occupancy in domestic and Australian facilities increased to 96.8% of capacity in 1996 compared to 94.8% in 1995.

     Operating expenses increased by 40.8% to $115.8 million in 1996 from $82.3 million in 1995. As a percentage of revenues, operating expenses increased to 84.1% from 82.8%. This increase is primarily attributable to higher operating expenses at the Company's Australian facilities.

     Depreciation and amortization increased by 53.4% to $3.5 million in 1996 from $2.3 million in 1995. This increase is due to the increase in capital and deferred charge expenditures resulting from the opening of the new facilities, the assumption of correctional services, the purchase of one facility and the expansions discussed above.

     Contribution from operations increased 24.0% to $18.4 million in 1996 from $14.8 million in 1995. As a percentage of revenues, contribution from operations decreased to 13.4% from 14.9%. As discussed above, this decrease is due primarily to the Company's Australian operations. General and administrative expenses increased by 13.9% to $8.7 million in 1996 from $7.6 million in 1995. This reflects increased business development activities in response to additional interest in the Company's services and increased infrastructure related to current and future corporate growth.

     General and administrative expenses decreased to 6.3% of total revenues in 1996 from 7.7% in 1995.

     Operating income increased by 34.6% to $9.7 million in 1996 from $7.2 million in 1995 as a result of the factors described above. As a percentage of revenue, operating income decreased to 7.1% from 7.3%.

     Interest income was $2.2 million in 1996 compared to interest income of $186,000 in 1995. The increase is attributable to interest earned on the proceeds of the January 1996 stock offering.

     Income before income taxes and equity (loss) income of affiliates increased to $11.9 million in 1996 from $7.4 million in 1995 due to the factors described above.

     Provision for income taxes increased to $4.3 million in 1996 from $2.9 million in 1995 due to higher taxable income.

     Equity income (loss) of affiliates increased to $604,000 in 1996 from ($113,000) in 1995. Current and prior year performance reflects the activities of Premier Prison Services, a U.K. joint venture. The increase in current year income results from three expansions at the H.M. Prison Doncaster (Doncaster, England) in November 1995, June 1996 and November 1996, respectively, and income earned from two court escort contracts that were awarded in December 1995 and commenced operations in May 1996.

     Net income increased by 86.0% to $8.3 million in 1996 from $4.4 million in 1995 as a result of the factors described above.

FISCAL 1995 COMPARED WITH FISCAL 1994

     Revenues increased by 18.3% to $99.4 million in 1995 from $84.0 million in 1994. The increase in revenues in 1995 compared with 1994 is primarily attributable to increased compensated resident days resulting from the increasing occupancy of two facilities opened in late 1994 and two facilities that opened in the second half of 1995 (Lockhart Renaissance Facility, Lockhart, Texas in August 1994; Coke County Juvenile Justice Center, Coke County, Texas in October 1994; Moore Haven Correctional Facility, Moore Haven, Florida in July 1995 and John R. Lindsey Unit, Jack County, Texas in September 1995) and the expansion of two facilities (Arthur Gorrie Correctional Centre, Wacol, Australia and Allen Correctional Center, Kinder, Louisiana). Management fees associated with the development of five facilities (Delaware County, Pennsylvania; South Bay Correctional Facility, South Bay, Florida; Bayamon Regional Detention Center, Bayamon, Puerto Rico; Marshall County Prison, Marshall County, Mississippi; and Fulham Correctional Centre, Victoria, Australia) also contributed to the increase in revenues.

     The number of compensated resident days in domestic and Australian facilities increased to 2.4 million in 1995 from 2.1 million in 1994. Despite the increase in compensated resident days, average facility occupancy in domestic and Australian facilities decreased to 94.8% of capacity in 1995 compared to 97.1% in 1994 primarily due to a decrease in occupancy levels at two Texas facilities (Central Texas Parole Violator Facility, San Antonio, Texas and North Texas Intermediate Sanctions Facility, Fort Worth, Texas) and the expiration of the New York INS (New York INS Processing Center, Queens, New
York) contract at the end of March 1995.

     Operating expenses increased by 16.4% to $82.3 million in 1995 from $70.7 million in 1994. As a percentage of revenues, operating expenses decreased to 82.8% from 84.1%. This decrease is primarily attributable to a greater mix of design revenue and the expansion of two facilities.

     Depreciation and amortization was $2.3 million in both 1995 and 1994.

     Contribution from operations increased 34.1% to $14.8 million in 1995 from $11.1 million in 1994. As a percentage of revenues, contribution from operations increased to 14.9% from 13.2%. This increase is attributable to expansions at two facilities, the opening of two facilities in 1995, a full year of operations at two facilities that opened in the second half of 1994 and management fees associated with the development of five facilities.

     General and administrative expenses increased by 15% to $7.6 million in 1995 from $6.6 million in 1994. General and administrative expenses decreased to 7.7% of the total revenues in 1995 from 7.9% in 1994.

     Operating income increased by 62.6% to $7.2 million in 1995 from $4.4 million in 1994 as a result of the factors described above. As a percentage of revenue, operating income increased to 7.3% from 5.3%.

     Interest income was $186,000 in 1995 compared to interest expense of $261,000 in 1994. The decrease in interest expense was principally due to the repayment of intercompany indebtedness in late 1994 and an increase in the Company's cash balance as a result of the application of the IPO proceeds.

     Income before income taxes and equity (loss) income of affiliates increased to $7.4 million in 1995 from $4.2 million in 1994 due to the factors described above.

     Provision for income taxes increased to $2.9 million in 1995 from $1.7 million in 1994 due to higher taxable income.

     Equity loss of affiliates decreased to $113,000 in 1995 from $331,000 in 1994. These losses reflect the activities of Premier Prison Services Ltd. (PPS). Losses were greater in 1994 due to higher than anticipated initial operating costs for the Doncaster, England facility.

     Net income increased by 102.5% to $4.4 million in 1995 from $2.2 million in 1994 as a result of the factors described above.

INFLATION

     Management believes that inflation has not had a material effect on the Company's results of operations during the past three fiscal years. While some of the Company's contracts include provisions for inflationary indexing, since personnel costs represent the Company's largest expense in the facilities it manages, inflation could have a substantial adverse effect on the Company's results of operations in the future to the extent that wages and salaries increase at a faster rate than the per diem or fixed rates received by the Company for its management services.*

*See note on page 1 regarding forward-looking statements

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995

                                                                      1996        1995       1994
===================================================================================================
REVENUES                                                            $137,784   $ 99,431    $ 84,026
          -----------------------------------------------------------------------------------------
OPERATING EXPENSES
          Operating expenses (including
            amounts related to Parent of $3,693,
            $6,008 and $5,537)                                       115,848     82,285      70,670
          Depreciation and amortization                                3,532      2,303       2,287
          Contribution from operations                                18,404     14,843      11,069
          General and administrative expenses                       -------------------------------
            (including amounts related to Parent of
            $1,432, $1,264 and $1,423)                                 8,673      7,614       6,623
          -----------------------------------------------------------------------------------------
OPERATING INCOME                                                       9,731      7,229       4,446
          Interest income (expense) (including interest
            related to Parent of ($40), $172 and ($166))               2,195        186        (261)
                                                                    -------------------------------
INCOME BEFORE INCOME TAXES
  AND EQUITY INCOME (LOSS) OF AFFILIATES                              11,926      7,415       4,185
PROVISION FOR INCOME TAXES                                             4,269      2,862       1,661
                                                                    -------------------------------
INCOME BEFORE EQUITY INCOME (LOSS) OF AFFILIATES                       7,657      4,553       2,524
EQUITY INCOME (LOSS) OF AFFILIATES, NET OF INCOME
  TAXES (BENEFIT) OF $378, ($70) and ($207)                              604       (113)       (331)
                                                                    -------------------------------
NET INCOME                                                          $  8,261   $  4,440    $  2,193
          -----------------------------------------------------------------------------------------
EARNINGS PER SHARE                                                  $   0.37   $   0.25    $   0.15
          -----------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                   22,186     17,707      14,692
===================================================================================================


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE DATA)

FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995


                                             COMMON STOCK         ADDITIONAL                 CUMULATIVE         TOTAL
                                         NUMBER                    PAID-IN      RETAINED    TRANSLATION     SHAREHOLDERS'
                                       OF SHARES       AMOUNT      CAPITAL       EARNINGS    ADJUSTMENT        EQUITY
=========================================================================================================================
BALANCE, JANUARY 2, 1994               12,000,000      $   120     $  2,342      $  1,750      $   --        $  4,212
INITIAL PUBLIC OFFERING                 4,370,000           44       17,582          --            --          17,626
SPECIAL DIVIDEND TO PARENT                   --           --         (2,204)       (2,296)         --          (4,500)
TRANSLATION ADJUSTMENT                       --           --           --            --             196           196
NET INCOME                                   --           --           --           2,193          --           2,193
BALANCE, JANUARY 1, 1995               16,370,000          164       17,720         1,647           196        19,727
                                       ----------------------------------------------------------------------------------
TRANSLATION ADJUSTMENT                       --           --           --            --             (85)          (85)
PROCEEDS FROM STOCK
  OPTION EXERCISES                        709,394            7          970          --            --             977
TAX BENEFIT RELATED TO
  EMPLOYEE STOCK OPTIONS                     --           --            170          --            --             170
NET INCOME                                   --           --           --           4,440          --           4,440
                                       ----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995             17,079,394          171       18,860         6,087           111        25,229
TRANSLATION ADJUSTMENT                       --           --           --            --             305           305
PROCEEDS FROM STOCK
  OFFERING                              4,600,000           46       51,535          --            --          51,581
PROCEEDS FROM STOCK
  OPTION EXERCISES                        258,598            2          764          --            --             766
TAX BENEFIT RELATED TO
  EMPLOYEE STOCK OPTIONS                     --           --          1,827          --            --           1,827
NET INCOME                                   --           --           --           8,261          --           8,261
                                       ----------------------------------------------------------------------------------
BALANCE DECEMBER 29, 1996              21,937,992      $   219     $ 72,986      $ 14,348      $    416      $ 87,969
=========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)


DECEMBER 29, 1996 AND DECEMBER 31, 1995

                                                                                1996        1995
==================================================================================================
ASSETS
CURRENT ASSETS
                                   Cash and cash equivalents                  $ 44,368   $    909
                                   Accounts receivable                          24,879     17,826
                                   Deferred income taxes, net                     --           51
                                   Other                                         6,066      3,567
                                                                              -------------------
                                        Total current assets                    75,313     22,353
                                   --------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                                                     18,975      8,211
INVESTMENT IN AND ADVANCES TO AFFILIATES                                         1,810        400
DEFERRED CHARGES, NET                                                            7,522      4,587
UNAMORTIZED COST IN EXCESS OF NET ASSETS
  OF ACQUIRED COMPANIES, NET                                                     2,224      2,408
OTHER                                                                              967        881
                                                                              -------------------
                                                                              $106,811   $ 38,840
=================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
                                   Accounts payable                           $  4,020   $  1,852
                                   Accrued payroll and related taxes             4,558      3,330
                                   Accrued expenses                              3,717      3,705
                                   Deferred tax liability, net                     876       --
                                   Current portion of long-term debt                12         11
                                                                              -------------------
                                        Total current liabilities               13,183      8,898
                                   --------------------------------------------------------------

DEFERRED INCOME TAXES, NET                                                       5,434      3,733
LONG-TERM DEBT                                                                     225        980
COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY               Preferred stock, $.01 par value,
                                     10,000,000 shares authorized                 --         --
                                   Common stock, $.01 par value, 60,000,000
                                      shares authorized, and 21,937,992,
                                      and 17,079,394 shares issued and
                                      outstanding in 1996 and 1995,
                                      respectively                                 219        171
                                   Additional paid-in capital                   72,986     18,860
                                   Retained earnings                            14,348      6,087
                                   Cumulative translation adjustment               416        111
                                                                              -------------------
                                   Total shareholders' equity                   87,969     25,229
                                                                              -------------------
                                                                              $106,811   $ 38,840
==================================================================================================


The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995

                                                                           1996         1995         1994
=============================================================================================================
CASH FLOWS PROVIDED BY (USED IN):
OPERATING
ACTIVITIES         Net Income                                           $   8,261    $   4,440    $   2,193
                   Adjustments to reconcile net
                     income to cash provided by
                     operating activities --
                        Depreciation and amortization
                          expense                                           3,532        2,303        2,287
                        Equity (income) loss of affiliates                   (982)         183          538
                   Changes in assets and liabilities, net of
                     effect of acquisitions --
                   (Increase) decrease in assets:
                        Accounts receivable                                (6,943)      (7,355)        (970)
                   Deferred income taxes, net                                  51           20          (11)
                   Other current assets                                    (2,384)      (1,966)        (755)
                   Other assets                                                34          (76)        (407)
                   Increase (decrease) in liabilities:
                     Accounts payable and accrued expenses                  2,003         (238)        (224)
                     Accrued payroll and related taxes                      1,152        1,293          397
                     Deferred income taxes, net                             4,404        2,741          932
                                                                        -------------------------------------
                   NET CASH PROVIDED BY OPERATING ACTIVITIES                9,128        1,345        3,980
                   ------------------------------------------------------------------------------------------
INVESTING
ACTIVITIES         Payment for acquisition, net of cash acquired             --           --         (1,281)
                   Investment in affiliates                                  (428)        (372)        (175)
                   Advances to affiliates, net                               --           --           (169)
                   Capital expenditures                                   (12,476)      (2,720)        (262)
                   Deferred charges expenditures                           (4,505)      (3,693)        (989)
                                                                        -------------------------------------
                   NET CASH USED IN INVESTING ACTIVITIES                  (17,409)      (6,785)      (2,876)
                   ------------------------------------------------------------------------------------------
FINANCING
ACTIVITIES         Net proceeds from issuance of common stock              51,581         --         17,626
                   Proceeds from exercise of stock options                    766          977         --
                   Proceeds from issuance of debt                            --           --          6,509
                   Retirement of debt                                        (792)        (381)      (5,349)
                   Advances from Parent                                   102,431       66,502       78,042
                   Repayments to Parent                                  (102,431)     (66,629)     (87,498)
                   Dividends paid to Parent                                  --           --         (4,500)
                                                                        -------------------------------------
                   NET CASH PROVIDED BY FINANCING ACTIVITIES               51,555          469        4,830
-------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       185         (101)        --
-------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                            43,459       (5,072)       5,934
CASH, BEGINNING OF YEAR                                                       909        5,981           47

CASH, END OF YEAR                                                       $  44,368    $     909    $   5,981
-------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES:
                   Cash paid during the year for:
                     Income taxes                                       $    --      $    --      $     600
                     Interest                                           $    --      $      20    $     261
                   Non-cash activities:
                     Note receivable from affiliate received
                       in exchange for the Company's accounts
                       receivable                                       $    --      $    --      $  (4,000)
                     Note payable in connection with purchase
                       of land                                          $    --      $    --      $     262
                     Impact on equity from tax benefit related
                       to the exercise of stock options issued
                       under the Company's non-qualified stock
                       option plan                                      $   1,827    $     170    $     --
=============================================================================================================



The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR INFORMATION: IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

FOR THE FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995

(1) GENERAL

     Wackenhut Corrections Corporation, a Florida corporation, and subsidiaries (Company), a majority owned subsidiary of The Wackenhut Corporation (TWC or Parent), is a leading developer and manager of privatized correctional and detention facilities located in the United States, the United Kingdom and Australia.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

     The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1996, 1995 and 1994 each included 52 weeks.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in 20 percent to 50 percent owned affiliates are accounted for under the equity method. All significant intercompany transactions and balances between the Company and its subsidiaries have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current year presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of related assets. Accelerated methods of depreciation are generally used for income tax purposes.

UNAMORTIZED COST IN EXCESS OF
NET ASSETS OF ACQUIRED COMPANIES

The unamortized cost in excess of net assets acquired arose in connection with the purchase of 100% ownership of the former Australian joint ventures as discussed in Note 4 and is being amortized over 10 years. Accumulated amortization totaled approximately $969,000 and $599,000 at December 29, 1996 and December 31, 1995, respectively.

DEFERRED CHARGES

     Facility start-up costs, which consist of costs of initial employee training, travel and other direct expenses incurred in connection with the opening of new facilities, are capitalized and amortized on a straight-line basis over the lesser of the initial term of the contract plus renewals or five years. The Company provided approximately $1,685,000 for the renovation of a building for use as a correctional facility by a county authority. The completed correctional facility is managed by the Company and the related costs are being amortized over the contract term plus renewals. In addition, the Company has capitalized $562,000 in costs incurred to refinance bonds issued by an independent governmental authority for the construction of two correctional facilities. These costs are being amortized over 10 years. Accumulated amortization totaled $4,440,000 and $2,869,000 in Fiscal 1996 and 1995, respectively.

     Project development costs consisting of direct and incremental costs paid to unrelated third parties that can be directly associated with a specific anticipated contract are deferred until the anticipated contract has been awarded. At the time the contract is awarded to the Company, the deferred project development costs are either capitalized as part of property and equipment or are amortized over five years as project development costs. Internal costs associated with securing new contracts are expensed as incurred. Project development costs are charged to general and administrative expenses when the success of obtaining a new contract is considered doubtful.


REVENUES AND OPERATING PROFIT

     Facility management revenues are recognized as services are provided based on a net rate per day per inmate or on a fixed monthly rate. Project development and design revenues are recognized as earned on a percentage of completion basis. During Fiscal 1996, 1995, and 1994, the various agencies of the State of Texas accounted for 39%, 37% and 41%, respectively, of the Company's revenues. During Fiscal 1996, 1995 and 1994, contracts with the Louisiana Department of Public Safety and Corrections accounted for 9%, 11% and

13% respectively, of the Company's revenues. Contracts with the New South Wales Department of Corrective Services accounted for 10%, 13% and 15% of the Company's revenues in Fiscal 1996, 1995 and 1994, respectively. Contracts with the Queensland Corrective Services Commission accounted for 11%, 13% and 13% of the Company's revenues in Fiscal 1996, 1995 and 1994. Concentration of credit risk related to accounts receivable is reflective of the related revenues.


INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under this method, deferred income taxes are determined on the estimated future tax effects of differences between the financial reporting and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the asset or liability from year to year.

EARNINGS PER SHARE

     Earnings per share have been computed by dividing net income by the average number of shares of common stock and common stock equivalents outstanding after giving retroactive effect to the stock splits effected in Fiscal 1994 and 1996. Common stock equivalents include all outstanding stock options after applying the treasury stock method. Stock options issued by the Company have been considered outstanding for all periods presented. Dilution of earnings per share that could result from exercise of stock options using fair value as of the end of each fiscal year after applying the treasury stock method is not material.

CONSOLIDATED STATEMENTS OF CASH FLOWS

     The Company classifies as cash equivalents all interest-bearing deposits or investments with original maturities of three months or less.

FOREIGN CURRENCY TRANSLATION

     The Company's foreign operations use the local currency as their functional currency. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholders' equity as a translation adjustment.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash, accounts receivable, accounts payable, and long-term debt approximates fair value.

IMPAIRMENT OF LONG-LIVED ASSETS

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires that long-lived assets, including certain identifiable intangibles, and the goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and has determined that there are no events requiring impairment loss recognition.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at fiscal year end:

                                        Years        1996        1995
===============================================================================
Land                                     --       $  1,698    $    814
Building and improvements              20 - 40      16,430       6,665
Equipment                               3 - 20       2,677       1,992
Furniture and fixtures                  3 - 20       1,251         820
                                                    22,056      10,291
                                                  --------------------
Less -- accumulated
  depreciation                                      (3,081)     (2,080)
                                                  --------------------
                                                  $ 18,975    $  8,211
======================================================================


(4)DOMESTIC AND INTERNATIONAL OPERATIONS

     A summary of domestic and international operations is presented below:

                                         1996       1995       1994
===============================================================================
Revenues
  Domestic operations                  $108,245   $ 72,852   $ 60,922
  International operations               29,539     26,579     23,104
                                       ----------------------------------------
  Total revenues                        137,784     99,431     84,026
  -----------------------------------------------------------------------------
Operating Income
  Domestic operations                     7,087      4,501      2,120
  International operations                2,644      2,728      2,326
                                       ----------------------------------------
  Total operating income                  9,731      7,229      4,446
  -----------------------------------------------------------------------------
Assets
  Domestic operations                    96,872     30,641     24,020
  International operations                9,939      8,199      6,313
                                       ----------------------------------------
  Total assets                         $106,811   $ 38,840   $ 30,333
===============================================================================

     In January 1994, the Company increased its ownership in Australasian Correctional Management Pty, Ltd. (ACM), one of the Australian joint ventures, from 50% to 100% at a cost of approximately $2,464,000. The acquisition was financed through borrowings of approximately $1,993,000, as discussed in Note 6, and cash. The results of operations of ACM have been included in the consolidated results of operations of the Company from January 3, 1994.

     The Company's 50% owned United Kingdom joint venture (Premier Prison Services, Ltd.), accounted for under the equity method, commenced management of a correctional facility in Fiscal 1994 and two court escort and transport contracts in Fiscal 1996. Equity in the undistributed income (loss) for fiscal years 1996, 1995 and 1994 was $982,000, ($183,000) and ($538,000) respectively.

     A summary of financial data for the Company's equity affiliates is as follows:

                                      1996       1995        1994
==============================================================================
Revenues                           $ 28,953    $17,705    $ 11,518
Operating income (loss)               1,764       (353)     (1,096)
Net income (loss) after
  adjustment for U.S.
  income taxes                        1,208       (226)       (662)
Working capital                       4,627       (522)     (1,476)
Total assets                         13,682      2,132       3,420
==============================================================================


     The Company provided management services to the U.K. affiliate in Fiscal 1996. The management fees for such services totaled $450,000.

(5)  Income Taxes

     The provision for income taxes in the consolidated statements of income consists of the following components:

                                   1996          1995         1994
================================================================================
Federal Income Taxes:
   Current                        $ --          $  --        $  489
   Deferred                        3,588          2,497         950
                                  ---------------------------------
                                   3,588          2,497       1,439
                                  ---------------------------------
State Income Taxes:
   Current                            30             30          96
   Deferred                          488            335         126
                                  ---------------------------------
                                     518            365         222
Foreign Income Taxes                 163            --          --
                                  ---------------------------------
   Total                          $4,269         $2,862      $1,661
================================================================================


Deferred income taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The principal temporary differences and their tax effects are summarized as follows:

                                             1996      1995       1994
===============================================================================
Amortization of deferred
   charges                                 $ 1,561   $ 1,605    $   354
Income of foreign subsidiary                   617     1,062        672
NSO benefit, booked to equity                1,827       170       --
Other, net                                      71        (5)        50
                                           ----------------------------
                                           $ 4,076   $ 2,832    $ 1,076
===============================================================================


     A reconciliation of the statutory U.S. federal tax rate (34.0%) and the effective income tax rate is as follows:

                                             1996      1995       1994
===============================================================================
Provision using statutory
  federal income tax rate                  $ 4,054    $ 2,521    $ 1,423
State income tax                               508        354        222
Effect of foreign operations, net
  of foreign income tax provision             (264)      --         --
Other, net                                     (29)       (13)        16
                                           -----------------------------
                                           $ 4,269    $ 2,862    $ 1,661
===============================================================================

     The components of the net current deferred income tax liability/(asset) at fiscal year end are as follows:

                                            1996       1995
===============================================================================
Uniforms                                   $ 160      $ 114
Accrued vacation                            (123)      (119)
Deferred charges                             895        --
Other                                        (56)       (46)
                                           ----------------
                                           $ 876      $ (51)
===============================================================================

     The components of the net non-current deferred income tax liability at fiscal year end are as follows:


                                             1996       1995
===============================================================================
Depreciation                               $  (153)   $  (192)
Deferred charges                             2,724      2,057
Income of foreign subsidiaries
         and affiliates                      2,911      1,916
Other, net                                     (48)       (48)
                                           ------------------
                                           $ 5,434    $ 3,733
===============================================================================

     As of December 29, 1996, the Company had federal and state net operating loss carryforwards of approximately $9,533,894 and $9,238,521, respectively. The federal net operating losses will expire between 2010 and 2011, while certain state net operating losses will expire between 2000 and 2011. Utilization of net operating losses in future years may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. Such limitations, if any, are not expected to impact the ultimate utilization of the carryforwards.

     The Company's loss carry forwards are attributable to compensation deductions on its income tax return which were not recognized for financial accounting purposes. The exercise of non-qualified stock options which have been granted under the Company's stock option plans give rise to compensation which is includable in the taxable income of the applicable employees and deducted by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant. In accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and related tax benefits are credited directly to additional paid-in-capital. In the years ended December 29, 1996 and December 31, 1995, such deductions resulted in significant federal and state deductions which may be carried forward. Utilization of such deductions will increase additional paid-in-capital.

     At December 29, 1996, the Company's foreign subsidiaries have unremitted earnings of approximately $1,300,000 on which the Company has not accrued a provision for federal or state income taxes since the earnings are considered permanently invested.


(6)  Long-Term Debt


     Long-term debt consists of the following:

                                              1996      1995
============================================================
Australian credit facility                    $ --      $744
Note payable for property - 8%                 237       247
                                              --------------
                                               237       991
Less - current portion                          12        11
                                              --------------
                                               225      $980
============================================================


     In January 1994, the Company entered into an Australian $3,500,000 credit facility with a bank. The credit facility bore interest at the bank bill rate plus 0.4% and matured in January 1997. The credit facility was secured by an irrevocable standby letter of credit guaranteed by TWC. Approximately $1,993,000 of the credit facility was utilized to purchase 100% ownership of the Australian joint venture discussed in Note 4. On February 20, 1995, the Corporation repaid $500,000 Australian (approximately $374,000 United States) of the credit facility. In May 1996, the Company repaid the remaining $1,000,000 Australian (approximately $773,400 United States) of the credit facility. The Company is subject to foreign currency transaction gains and losses depending on changes in exchange rates between U.S. and Australian currencies. Foreign currency transactions gains or losses have not been material during the years presented.

     The Company borrowed $4,500,000 to pay a special dividend to TWC in May 1994. The borrowings were repaid in August 1994 with IPO proceeds as discussed in Note 9.

     In June 1994, the Company signed an unsecured note payable in the amount of $262,000 for the purchase of land for the construction of a correctional facility. The note bears interest at 8.0% and matures in July 2009. The Company makes monthly principal and interest payments of $2,504.

     In December 1994, the Company entered into a $15,000,000 revolving credit facility with a bank. The revolving credit facility matures November 30, 1997 at which time the outstanding principal balance under the facility may be converted to a term loan which will mature September 30, 2002. Indebtedness under this facility will bear interest at the prime rate or Eurodollar rate, plus 0.75%. There are no prepayment penalties associated with the credit facility. The facility requires the Company to, among other things, maintain a maximum leverage ratio; minimum debt service coverage, working capital and interest charge coverage ratios; and a minimum tangible net worth. The facility also limits certain payments and distributions. No amounts were outstanding at December 29, 1996. However, at December 29, 1996, the Company had outstanding two standby letters of credit under this revolving credit facility in an aggregate amount of approximately $100,000.

     Aggregate annual maturities of long-term debt are as follows:


Fiscal Year                   Annual Maturity
================================================================================
1997                          $    12
1998                               12
1999                               13
2000                               15
2001                               16
Thereafter                        169
                              --------
                              $   237
================================================================================


(7) COMMITMENTS AND CONTINGENCIES

     The nature of the Company's business results in claims for damages arising from the conduct of its employees or others. In the opinion of management, there are no pending legal proceedings that would have a material effect on the consolidated financial statements of the Company.

     The Company leases office space, data processing equipment and automobiles under non-cancelable operating leases expiring between 1997 and 2001. The future minimum commitments under these leases are as follows:


FISCAL YEAR                    ANNUAL RENTAL
===============================================================================
1997                               $2,652
1998                                2,090
1999                                1,855
2000                                  983
2001                                  820
                                   -------
                                   $8,400
===============================================================================


     Rent expense was approximately $2,143,000 $1,512,000, and $926,000 for Fiscal 1996, 1995, and 1994, respectively.

     The Company contracted with third parties to provide meals for inmates at two correctional facilities operated by the Company under agreements expiring in 1995 and 1996. Food service expense related to these agreements was $53,000, $580,000 and $881,000 in Fiscal 1996, 1995, and 1994, respectively.

(8)  COMMON AND PREFERRED STOCK

     On April 25, 1996, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% common stock dividend paid on June 4, 1996. Except as otherwise noted, all share data relating to the Company's common stock has been restated to reflect the two-for-one stock split.

     In April 1994, the Company's Board of Directors authorized an increase in common stock to 60,000,000 shares and reduced the par value from $.10 to $.01. In addition, the Board of Directors declared a 6,000-to-1 stock split which has been reflected retroactively for all years in the accompanying consolidated financial statements. The Board of Directors also authorized 10,000,000 shares of "blank check" preferred stock. The Board of Directors is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges.

     The Company follows the practice of recording amounts received upon the exercise of stock options by crediting common stock and additional paid-in capital. No charges are reflected in the consolidated statements of income as a result of the grant of stock options, since all grants under the Company's stock option plans (Note 11) have been made at not more than the fair value at the date of grant. The Company realizes an income tax benefit from the exercise of certain stock options of the Company's non-qualified stock options. Since no compensation cost resulted from the grant of stock options in Fiscal 1995 and 1996, this benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

(9)  PUBLIC OFFERING

     In January 1996, the Company sold 4,600,000 shares of its common stock in connection with its offering at a price of $12.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds from the offering of approximately $51,581,000 have been and will be used for possible future acquisitions, capital investments in new facilities, working capital requirements and general corporate purposes.

     In July and September 1994, the Company sold 4,370,000 shares of its common stock in connection with its IPO at an offering price of $4.50 per share, before deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds from the IPO of $17,626,000 were used to retire indebtedness to the Parent of $9,900,000, to repay bank debt incurred to fund a special dividend to TWC of $4,500,000, and $3,226,000 for general corporate purposes, including working capital.

(10) RELATED PARTY TRANSACTIONS

     Related party transactions occur in the normal course of business between the Company and TWC. Such transactions include the purchase of goods and services and corporate costs for management support, office space, insurance and interest expense.

     The Company incurred the following expenses related to transactions with TWC in the following years:


DESCRIPTION                                  1996         1995          1994
================================================================================
Food services                              $   450      $ 3,903       $ 4,191
General and administrative
  expenses                                   1,100        1,093         1,269
Casualty insurance premiums                  3,306        2,169         1,393
Interest (income) charges                       40         (172)          166
Rent                                           269          106           106
                                           -------------------------------------
                                           $ 5,165      $ 7,099       $ 7,126
================================================================================

     Food services represent charges for meals for inmates at certain correctional facilities operated by the Company. In third quarter 1995, the Company began to provide its own in-house food services at all but two of its facilities. General and administrative expenses represent charges for management and support services. Beginning in Fiscal 1994, TWC provided various general and administrative services to the Company under a Services Agreement (1994 Agreement) dated January 3, 1994. The 1994 Agreement expired December 31, 1995 but was replaced by a new Services Agreement (1996 Agreement) effective January 1, 1996. The 1996 Agreement expires December 31, 1997 and provides for one year renewal periods at the Company's option. Fiscal 1996 expenses under the 1996 Agreement were $1,100,000. Fiscal 1997 expenses under the 1996 Agreement will be $1,200,000. Fiscal 1995 and Fiscal 1994 expenses under the 1994 Agreement were $1,093,000 and $1,269,000, respectively. Casualty insurance premiums related to workers' compensation, general liability and automobile insurance coverage are provided through an insurance subsidiary of TWC. In addition, the Company is charged or charges interest on intercompany indebtedness at rates which reflect TWC's average interest costs on long-term debt, exclusive of mortgage financing. For purposes of computing interest expense prior to the IPO, it had been assumed that the Company debt was 50% of total capital. Subsequent to the IPO, interest (income) expense is calculated based on the average intercompany indebtedness. The Company's corporate offices are located in TWC's corporate office building for which it is allocated rent based upon space occupied under the 1994 and 1996 Agreements.

     Management believes that the difference between these expenses and those that would have been incurred on a stand alone basis is not material.


(11) STOCK OPTIONS

     The Company has three stock option plans, the Wackenhut Corrections Corporation 1994 Stock Option Plan (First Plan), the Wackenhut Corrections Corporation Stock Option Plan (Second Plan) and the 1995 Non-Employee Director Stock Option Plan (Third Plan).

     Under the First Plan, the Company may grant up to 897,600 shares of common stock to key employees and consultants. Under the Second Plan, the Company may grant options to key employees and consultants for up 1,500,000 shares of common stock. Under the Third Plan, the Company may grant up to 60,000 shares of common stock to non-employee directors of the Company. Options for all three plans are granted at prices not less than fair value at date of grant. A summary of additional grant terms follows:


                                 FIRST PLAN                       SECOND PLAN                            THIRD PLAN
                                 ----------       ------------------------------------------       ---------------------
DATE OF GRANT                       3/1/94           5/6/94         12/19/95       4/25/96          4/27/95      4/25/96
=========================================================================================================================
OPTIONS GRANTED                    897,600          698,126          338,000        50,000            5,000       10,000
                                 ----------------------------------------------------------------------------------------
EXERCISE PRICE                   $    1.20        $    3.75      $     11.88     $   22.63         $  13.75    $   22.63
-------------------------------------------------------------------------------------------------------------------------
VESTING PERIOD                   100% after       100% after      Rataby over     Rataby over        100%         100%
                                  6 months         6 months         5 years        5 years       immediately  immediately
                                 ----------------------------------------------------------------------------------------
MAXIMUM TERM                      10 years         10 years        10 years        10 years        10 years     10 years
                                 after date       after date      after date      after date      after date   after date
                                  of grant         of grant        of grant        of grant        of grant     of grant
=========================================================================================================================


A summary of the status of the Company's three stock option plans as of January 1, 1995, December 31, 1995 and December 29, 1996, and changes during the years then ended is presented below:


                                                  1996                          1995                           1994
                                         ----------------------       ------------------------        ---------------------
                                                      Wtd. Avg.                      Wtd. Avg.                    Wtd. Avg.
                                          Shares       Exercise        Shares        Exercise          Shares      Exercise
                                                        Price                         Price                          Price
============================================================================================================================
Outstanding at beginning of year        1,210,132      $  5.58        1,595,726      $    2.32             --        $ --
Granted                                    60,000        22.63          343,000          11.90        1,595,726       2.32
Exercised                                 258,598         2.96          709,394           1.38             --          --
Forfeited/Cancelled                        24,000        12.77           19,200           2.32             --          --
                                        ---------                     ---------                       ---------
Outstanding at end of year                987,534         7.13        1,210,132           5.58        1,595,726       2.32
                                        =========                     =========                       =========
Options exercisable at year end           744,734         --            939,732            --         1,595,726        --
                                        =========                     =========                       =========
============================================================================================================================


     The following table summarizes information about the stock options outstanding at December 29, 1996:

                                         OUTSTANDING                                        EXERCISABLE
                      ----------------------------------------------------          ------------------------
                                             WTD. AVG.            WTG. AVG.                         WTD. AVG.
    RANGE OF             SHARES             REMAINING             EXERCISE             SHARES       EXERCISE
EXERCISE PRICES        AT 12/29/96       CONTRACTUAL LIFE           PRICE           AT 12/29/96      PRICE
=============================================================================================================
     $  1.20             104,906              7.2                $   1.20              104,906      $  1.20
        3.75             516,628              7.3                    3.75              516,628         3.75
       11.88             304,000              9.0                   11.88              101,200        11.88
       13.75               4,000              8.3                   13.75                4,000        13.75
       22.63              58,000              9.3                   22.63               18,000        22.63
                         -------                                                       -------
                         987,534                                                       744,734
=============================================================================================================



     The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at date of grant in accordance with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts.

     Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.


PRO FORMA DISCLOSURES                                   1996            1995
================================================================================
Pro forma net earnings                             $   7,750       $   3,916
Pro forma net earnings per share                        0.35            0.22
Pro forma weighted average fair
  value of options granted                         $   11.80       $    6.28
Risk Free interest rates                           6.25%-6.55%     6.20%-6.51%
Expected lives                                      4-8 years         4-8 years
Expected volatility                                     46%             46%
================================================================================



(12)SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data for the Company and its subsidiaries for the fiscal years ended December 29, 1996 and December 31, 1995 is as follows:

                                   FIRST      SECOND        THIRD        FOURTH
                                  QUARTER     QUARTER      QUARTER       QUARTER
================================================================================
1996
REVENUES                          $29,433      $33,416      $36,785      $38,149
OPERATING INCOME                    1,719        1,913        2,939        3,160
NET INCOME                          1,468        1,814        2,411        2,568
EARNINGS PER SHARE                   0.07         0.08         0.11         0.11

1995
REVENUES                          $23,474      $22,570      $25,757      $27,630
OPERATING INCOME                    1,590        1,818        1,925        1,896
NET INCOME                            928        1,072        1,195        1,245
EARNINGS PER SHARE                   0.06         0.06         0.06         0.07
================================================================================


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of Wackenhut Corrections Corporation:

     We have audited the accompanying consolidated balance sheets of Wackenhut Corrections Corporation (a Florida corporation) and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's 50% owned affiliate, Premier Prison Services, Ltd. as of January 1, 1995. The Company's equity in the net loss in 1994 represents 15% of the Company's fiscal 1994 net income. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Wackenhut Corrections Corporation and subsidiaries as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

West Palm Beach, Florida,
January 31, 1997.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

     To the Shareholders of Wackenhut Corrections Corporation:

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. They include amounts based on judgments and estimates.

     Representations in the financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that the Company's assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

     The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by shareholders. Their report expresses a professional opinion as to whether management's financial statements considered in their entirety present fairly, in conformity with generally accepted accounting principles, the Company's financial position and results of operations. Their audit was conducted in accordance with generally accepted auditing standards. As part of this audit, Arthur Andersen LLP considered the Company's system of internal controls to the degree they deemed necessary to determine the nature, timing and extent of their audit tests which support their opinion on the financial statements.

     The Audit Committee of the Board of Directors meets periodically with representatives of management, the independent public accountants and the Company's internal audit or store view matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.


                   /s/ George R. Wackenhut        /s/ Jerry O'Rourke

                   George R. Wackenhut            Jerry O'Rourke
                   Chairman of the Board          Senior Vice President,
                                                  Chief Financial Officer
                                                  and Treasurer