Form 10-K405, Exhibit 13
period 1999-01-03
WACKENHUT CORRECTIONS CORP
filed 1999-04-02
CIK 923796

                                                                      EXHIBIT 13


                                    FINANCIAL
                                     REVIEW
                       WACKENHUT CORRECTIONS CORPORATION

Market for the Company's Common Equity and Related Shareholder Matters

The ensuing table shows the high and low prices for Wackenhut Corrections Corporation's ("the Company") common stock, as reported by the New York Stock Exchange, for each of the four quarters of Fiscal 1998 and 1997. The prices shown have been rounded to the nearest $1/16th. The approximate number of shareholders of record as of February 26, 1999, was 278.

                      1998                               1997
--------------------------------------------------------------------------------
Quarter       High              Low                High            Low
--------------------------------------------------------------------------------
FIRST      $ 30-7/8          $ 21-15/16          $ 22-1/4        $15-3/4
SECOND       28-13/16          23-5/16             29-9/16        15-7/8
THIRD        24-1/16           15                  30             24-1/8
FOURTH       29                18-1/8              35-1/4         21-13/16
--------------------------------------------------------------------------------

The Company intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its capital stock in the foreseeable future. Future dividends, if any, will depend, among other things, on the future earnings, capital requirements and financial condition of the Company, and on such other factors as the Company's Board of Directors may consider relevant.

Due to the softening stock market, the Company actively pursued its stock buy-back program in open market and block purchases. During the 1998 fiscal year, the Company purchased 453,500 shares of its common stock at an average price of $19.52 per share and accounted for the transactions using the treasury stock method.

FORWARD-LOOKING STATEMENTS

The management's discussion and analysis of financial condition and results of operations, corporate profile, letter to shareholders, and the February 18, 1999 press release (as amended February 19, 1999) contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which the Company operates. This section of the quarterly report also includes management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Future Factors include increasing price and product/service competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost effective basis; the mix of products/services; the achievement of lower costs and expenses; domestic and foreign governmental and public policy changes including environmental regulations; protection and validity of patent and other intellectual property rights; reliance on large customers; technological, implementation and cost/financial risk in increasing use of large, multi-year contracts; the outcome of pending and future litigation and governmental proceedings and continued availability of financing; financial instruments and financial resources in the amounts, at the times and on the terms required to support the Company's future business. These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other future factors. These statements are marked: *.

WACKENHUT CORRECTIONS CORPORATION

Selected Financial Data

(In thousands, except per share and operational data)

The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

FISCAL YEARS ENDED: (1)                                          1998
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
Revenues                                                   $ 312,759   100.0%
Operating income                                              22,501     7.2%
Income before cumulative effect of change in
 accounting for start-up costs                                16,828     5.4%
Cumulative effect of change in accounting for
 start-up costs                                              (11,528)   (3.7%)
                                                           -----------------
Net income                                                 $   5,300     1.7%
--------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC:

Income before cumulative effect
 of change in accounting for start-up costs                $    0.76
Cumulative effect of change in accounting
  for start-up costs                                           (0.52)
                                                           ---------
Net income                                                 $    0.24
--------------------------------------------------------------------------------
EARNINGS PER SHARE - DILUTED:

Income before cumulative effect of change
  in accounting for start-up costs                         $    0.74
Cumulative effect of change in accounting
 for start-up costs                                            (0.51)
                                                           ---------
Net income                                                 $    0.23
--------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING:

Basic                                                         22,119
Diluted                                                       22,683
--------------------------------------------------------------------------------
FINANCIAL CONDITION:

Current assets                                                94,464
Current liabilities                                           31,419
Total assets                                                 151,282
Total debt                                                       213
Shareholders' equity                                         102,940
--------------------------------------------------------------------------------
OPERATIONS DATA:

Contracts                                                         52
Facilities in operation                                           40
Design capacity of contracts                                  35,707
Design capacity of facilities in operation                    26,651
Compensated resident days (2)                              7,678,858
--------------------------------------------------------------------------------

(1) The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1998 included 53 weeks. Fiscal 1997, 1996, 1995 and 1994 each included 52 weeks.

(2) Compensated resident days are calculated as follows: (a) per diem rate facilities - the number of beds occupied by residents on a daily basis during the fiscal year and, (b) fixed rate facilities - the design capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year. Amounts exclude compensated resident days for United Kingdom facilities.


            1997                         1996                        1995                       1994
------------------------------------------------------------------------------------------------------------
$  206,930        100.0%     $  137,784       100.0%      $   99,431      100.0%      $  84,026      100.0%
    16,545          8.0%          9,731         7.1%           7,229        7.3%          4,446        5.3%
    11,875          5.7%          8,261         6.0%           4,440        4.5%          2,193        2.6%
        --          0.0%             --         0.0%              --        0.0%             --        0.0%
------------------------------------------------------------------------------------------------------------
$   11,875          5.7%     $    8,261         6.0%      $    4,440        4.5%      $   2,193        2.6%
------------------------------------------------------------------------------------------------------------

$     0.54                   $     0.39                   $     0.26                  $    0.15

        --                           --                           --                         --
------------------------------------------------------------------------------------------------------------
$     0.54                   $     0.39                   $     0.26                  $    0.15
------------------------------------------------------------------------------------------------------------

$     0.52                   $     0.37                   $     0.25                  $    0.15

        --                           --                           --                         --
------------------------------------------------------------------------------------------------------------
$     0.52                   $     0.37                   $     0.25                  $    0.15
------------------------------------------------------------------------------------------------------------

    22,015                       21,361                       16,850                     16,370
    22,697                       22,128                       17,708                     17,403
------------------------------------------------------------------------------------------------------------

    75,172                       75,313                       22,353                     18,225
    23,946                       13,183                        8,898                      8,031
   139,203                      106,811                       38,840                     30,333
       225                          237                          991                      1,422
   102,295                       87,969                       25,229                     19,727
------------------------------------------------------------------------------------------------------------

        46                           34                           24                         22
        32                           19                           16                         15
    30,144                       24,371                       16,054                     13,732
    20,720                       12,235                        9,135                      7,164
 5,192,614                    3,585,100                    2,350,843                  2,090,625
------------------------------------------------------------------------------------------------------------

WACKENHUT CORRECTIONS CORPORATION

Management's Discussion and
Analysis of Financial Condition
and Results of Operations

Introduction

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Overview

The Company, a 55% owned subsidiary of The Wackenhut Corporation ("TWC", NYSE:
WAK and WAKB), is a leader in offering government agencies a turnkey approach to developing new correctional institutions that includes design, construction, financing and operations. It provides a broad spectrum of correctional services, which include adult corrections, juvenile facilities, community corrections and special purpose institutions.

The company has contracts/awards to manage 52 facilities in North America, the United Kingdom, South Africa, and Australia with a total of 35,707 beds, and additional contracts for prisoner transportation, correctional health care services, mental health services, and facility design and construction. On November 1, the Company began management of the 350-bed South Florida State Psychiatric Hospital representing a historic milestone for public sector mental health services and a significant diversification of the Company's service offerings.

During fiscal 1998, the Company adopted SOP (American Institute of Certified Public Accountants Statement of Position) 98-5, "Accounting for Costs of Start-up Activities." SOP 98-5 requires the expensing of start-up costs, defined as pre-opening, pre-operating and pre-contract type costs. As a result, the Company recognized a pre-tax write-off of current and long-term deferred charges of $19.5 million (or $11.5 million net of tax benefits or $0.51 per common share) to record the cumulative effect of the change in accounting principle.

Financial Condition

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are from operations, borrowings under its credit facilities, and sale of its rights to acquire prison facilities. Cash and equivalents totaled $20.2 million at January 3, 1999, compared to $29.0 million at December 28, 1997.

The Company has additional sources of liquidity in the form of a $30.0 million multi-currency revolving credit facility, which includes $5.0 million for the issuance of letters of credit. At January 3, 1999, six letters of credit were outstanding in an aggregate amount of approximately $2.6 million in addition to seven letters of guarantee amounting to approximately $3.2 million under a separate Australian facility.

The Company also has a $220 million operating lease facility established to acquire and develop new correctional institutions used in its business. As of January 3, 1999, approximately $100.9 million of this operating lease facility was utilized for properties under development.

On April 28, 1998, Correctional Properties Trust ("CPV"), a Maryland real estate investment trust, sold 6.2 million shares of common stock at $20.00 per share in an initial public offering. Approximately $113.0 million of the net proceeds of the offering were used to acquire eight correctional and detention facilities operated by the Company. These properties were then leased back to the Company under operating leases. The Company received approximately $42 million for the three facilities owned by it and for its right to acquire four of the other five facilities and realized a profit on the sale of approximately $18 million, deferred over the ten-year lease term. The eighth facility was purchased directly from a government entity. CPV was also granted the option to acquire three additional correctional facilities then under development by the Company and the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by the Company. On October 30, 1998, CPV acquired the completed portion of one option facility for approximately $26 million, which was leased back to the Company under an operating lease.

Cash used in operating activities amounted to $14.0 million in 1998 versus cash provided by operating activities of $21.4 million in 1997, primarily reflecting an increase in accounts receivable.

Cash provided by investing activities amounted to $12.6 million in fiscal 1998, including capital expenditures of approximately $24.5 million representing the investment in facilities and purchases of equipment, offset by proceeds of $41.8 million from the sale of facilities to CPV.

Cash used in financing activities in fiscal 1998 amounted to $6.9 million, reflecting purchases of treasury stock of the Company of $8.9 million. Current cash requirements consist of amounts needed for working capital; furniture, fixtures, equipment, and supply purchases; investments in joint ventures; and investments in facilities. Some of the Company's management contracts require the Company to make substantial initial expenditures of cash in connection with opening or renovating a facility. The initial expenditures subsequently are fully or partially recoverable as pass-through costs or are billable as a component of the "per diem" rates or monthly fixed fee to the contracting agency over the original term of the contract.

The accumulated other comprehensive loss component of shareholders' equity increased from a deficit of $2.2 million at December 28, 1997 to a deficit of $3.1 million at January 3, 1999, primarily due to the decline in the value of the Australian dollar relative to the United States dollar.

As a result of sales to CPV in 1998 and a public stock offering in 1996, the Company significantly increased its borrowing capacity. In addition, management believes that cash on hand, cash funds from operations and available lines of credit will be adequate to support currently planned business expansion and various obligations incurred in the operation of the Company's business, both on a near and long-term basis.*

YEAR 2000 READINESS DISCLOSURE*

Management continued its review of the installation of new systems hardware and software and determined that the installation is on schedule for completion before the year 2000. This review also encompasses other systems including embedded technology, such as security systems.*

The year 2000 issue is the result of shortcomings in many electronic data processing systems and other equipment that make operations beyond the year 1999 troublesome. The internal clocks in computers and other equipment will roll over from "12/31/99" to "01/01/00" and programs and hardware, if not corrected, will be unable to distinguish between the year 2000 and the year 1900. This may result in processing data inaccurately or in stopping data processing altogether.*

There are five phases that describe the Company's process in becoming year 2000 compliant. The awareness phase encompasses developing a budget and project plan. The assessment phase identifies mission-critical systems to check for compliance. Based on current information, both of these phases have been completed. The Company is at various stages in the three remaining phases: renovation, validation and implementation. Renovation is the design of the systems to be year 2000 compliant. Validation is testing the systems followed by implementation.*

Implementation of the Company's year 2000 compliant financial operating systems has begun and is scheduled for complete implementation in third quarter 1999. Implementation of all other major year 2000 compliant systems is scheduled for completion in 1999.*

The Company has incurred and will continue to incur expenses related to year 2000 compliance. These costs include time and effort of internal staff and consultants for renovation, validation and implementation, and computer and embedded technology systems enhancements and/or replacements. The total costs, funded from working capital and not considered material, for achieving year 2000 compliance, are estimated at approximately $0.5 million. Of the total estimated amount, approximately $0.3 million will be capitalized and $0.2 million will be expensed.*

This total estimated costs excludes payroll costs of internal staff related to year 2000 compliance as the Company does not separately track such costs. In addition, this total estimated amount to achieve year 2000 compliance excludes the Company's total costs estimated to be incurred in previously planned new systems. Implementation of these new systems has not been accelerated due to the year 2000 problem. Deferral of other projects that would have a material effect on operations has not been required, nor anticipated, as a result of the Company's year 2000 efforts.*

The state of year 2000 readiness for third parties with whom the Company shares a material relations, such as banks and vendors used by the Company, is being reviewed by management. At this time, the Company is unaware of any third party year 2000 issues that would materially effect these relationships.*

The Company expects to be year 2000 compliant in 1999 for all major systems. The Company is assessing its risk and full impact on operations should the most reasonably likely worst case year 2000 scenario occur. In conjunction with this assessment, the Company is developing contingency plans and expects to complete them in 1999.*

INFLATION

Management believes that inflation has not had a material effect on the Company's results of operations during the past three fiscal years. While some

*See note on page 25 regarding forward-looking statements.

of the Company's contracts include provisions for inflationary indexing, since personnel costs represent the Company's largest expense in the facilities it manages, inflation could have a substantial adverse effect on the Company's results of operations in the future to the extent that wages and salaries increase at a faster rate than the per diem or fixed rates received by the Company for its management services.*

MARKET RISK

The Company is exposed to market risks, including changes in interest rates and currency exchange rates.

These exposures primarily relate to changes in interest rates with respect to a $220 million operating lease facility (Note 6). Monthly lease payments under this facility are indexed to a variable interest rate. Based upon the Company's interest rate and foreign currency exchange rate exposure at January 3, 1999, a 10% change in the current interest rate or historical currency rate movements would not have material effect on the Company's financial position or results of operations over the next fiscal year.

Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto.

FISCAL 1998 COMPARED WITH FISCAL 1997

Revenues increased $105.8 million, or 51.1%, to $312.8 million in 1998 from $206.9 million in 1997. Approximately $103.7 million of the increase in revenues in 1998 compared with 1997 is attributable to increased compensated resident days resulting from the opening of ten new domestic facilities in 1998 and increased compensated resident days at thirteen facilities that opened in 1997 (see Table 1 below). The balance of the increase in revenues was attributable to facilities open during all of both periods.

The number of compensated resident days in domestic and Australian facilities increased to 7.7 million in 1998 from 5.2 million in 1997. Average facility occupancy in domestic and Australian facilities remained at approximately 97%, decreasing slightly to 96.6% of capacity in 1998 compared to 97.2% in 1997.

Operating expenses increased by 53.7% to $264.4 million in 1998 from $172.0 million in 1997 resulting from the new facilities opened in 1998 and 1997. As a percentage of revenues, operating expenses increased to 84.5% from 83.1% due primarily to lease payments to CPV. Start-up expenses increased to $7.5 million in 1998 due to the opening of ten new domestic facilities during the year (see Table 1) and the Company's implementation of SOP 98-5.

Depreciation and amortization decreased by 43.4% to $3.6 million in 1998 from $6.3 million in 1997. This decrease results from the implementation of AICPA SOP 98-5 and the elimination of start-up cost amortization during the year.

Contribution from operations increased 30.6% to $37.4 million in 1998 from $28.6 million in 1997. As discussed above, this increase is due to new facilities opened in 1998 and 1997. As a percentage of revenues, contribution from operations decreased to 11.9% from 13.8% impacted by lease payments to CPV REIT which commenced in April 1998 and the expensing of $7.5 million of start-up costs, partially offset by the decrease in amortization expense.

General and administrative expenses increased by 23.2% to $14.9 million in 1998 from $12.1 million in 1997. This reflects increased business development activities and additional infrastructure including expansion of the Company's regional offices. General and administrative expenses decreased to 4.7% of total revenues in 1998 from 5.8% in 1997.

Operating income increased by 36.0% to $22.5 million in 1998 from $16.5 million in 1997 as result of the factors described above. As a percentage of revenue, operating income decreased to 7.2% from 8.0% due to the factors impacting contribution from operations offset by leveraging of overhead.

Interest income was $2.4 million in 1998 compared to interest income of $1.5 million in 1997, resulting from an increase in average invested cash related to the sale of facilities to CPV and to the return on investment in overseas projects.

Income before income taxes, equity in earnings of affiliates and cumulative effect of change in accounting for start-up costs increased to $24.9 million in 1998 from $18.0 million in 1997 due to the factors described above.

Provision for income taxes increased to $10.2 million in 1998 from $7.2 million in 1997 due to higher taxable income and an increase in the Company's effective tax rate to 40.8% from 40.2% in 1997.

Equity in earnings of affiliates increased to $2.1 million in 1998 from $1.1 million in 1997. This increase is due to the opening of H.M. Prison Lowdam Grange in February 1998, and improved operational performance.

Income before Cumulative Effect of Change in Accounting for Start-up Costs increased 41.7% to $16.8 million in 1998 from $11.9 million in 1997 as a result of the factors discussed above.

Cumulative Effect of Change in Accounting for Start-up Costs, net of tax was $11.5 million in 1998, representing the Company's adoption of SOP 98-5. On a diluted basis, the cumulative effect of the change in accounting principle was $0.51 per share.

Net income decreased by 55.4% to $5.3 million in 1998 from $11.9 million in 1997 resulting solely from the Company's implementation of SOP 98-5.

FISCAL 1997 COMPARED WITH FISCAL 1996

Revenues increased $69.1 million, or 50.2%, to $206.9 million in 1997 from $137.8 million in 1996. The entire increase in 1997 revenues compared with 1996 is attributable to increased compensated resident days resulting from the opening of thirteen new facilities in 1997 and increased compensated resident days at three facilities that opened in 1996 (see Table 1 below).

The number of compensated resident days in domestic and Australian facilities increased to 5.2 million in 1997 from 3.6 million in 1996. As a result of the increase in compensated resident days, average facility occupancy in domestic and Australian facilities increased to 97.2% of capacity in 1997 compared to 96.8% in 1996.

Operating expenses increased by 48.5% to $172.0 million in 1997 from $115.8 million in 1996. As a percentage of revenues, operating expenses decreased to 83.1% from 84.1% due to improving margins from the Company's Australian operations.

Depreciation and amortization increased by 78.4% to $6.3 million in 1997 from $3.5 million in 1996. This is due to the increase in capital and deferred charge expenditures incurred by the thirteen facilities that opened in 1997, a full year of depreciation and amortization for the facilities that opened in 1996, and depreciation associated with the purchase of two facilities in 1997.

Contribution from operations increased 55.4% to $28.6 million in 1997 from $18.4 million in 1996. As discussed above, this increase is due to thirteen new facilities that opened in 1997. As a percentage of revenues, contribution from operations increased to 13.8% from 13.4%.

General and administrative expenses increased by 38.9% to $12.1 million in 1997 from $8.7 million in 1996. This reflects increased business development activities in response to additional interest in the Company's services and increased infrastructure related to current and future corporate growth. General and administrative expenses decreased to 5.8% of total revenues in 1997 from 6.3% in 1996.

Operating income increased by 70% to $16.5 million in 1997 from $9.7 million in 1996 as a result of the factors described above. As a percentage of revenue, operating income increased to 8.0% from 7.1% due primarily to the continued leveraging of overhead.

Interest income was $1.5 million in 1997 compared to interest income of $2.2 million in 1996, resulting from a decrease in average invested cash as the Company had deployed cash to select project opportunities and operations.

Income before income taxes and equity in earnings of affiliates increased to $18.0 million in 1997 from $11.9 million in 1996 due to the factors described above.

Provision for income taxes increased to $7.2 million in 1997 from $4.3 million in 1996 due to higher taxable income and an increase in the Company's effective tax rate.

Equity in earnings of affiliates increased to $1.1 million in 1997 from $604,000 in 1996. This increase is due to three expansions of the H.M. Prison Doncaster (Doncaster, England) in November 1996, March 1997 and July 1997, and a full year of operations for the two court escort contracts that commenced in May 1996.

Net income increased by 43.8% to $11.9 million in 1997 from $8.3 million in 1996 as a result of the factors described above.

Table 1 :

The following table summarizes certain information with respect to facilities opened by the Company (or a subsidiary or joint venture of the Company) during fiscal years 1998, 1997, and 1996.

       FACILITY NAME            COMPANY       DESIGN     FACILITY           SECURITY       OPENING                        RENEWAL
        LOCATION                  ROLE       CAPACITY      TYPE               LEVEL          DATE             TERM         OPTION
====================================================================================================================================
CORRECTIONAL FACILITIES OPENED IN 1998:

Scott Grimes Correctional       Design/         600     State Prison         Minimum/     January 1998      2 years     Unlimited,
Facility                     Construction/                                    Medium                                     Two-year
Newport, Arkansas              Management
------------------------------------------------------------------------------------------------------------------------------------
Ronald McPherson                Design/         600     State Prison         All Levels   January 1998      2 years     Unlimited,
Correctional Facility        Construction/                                                                               Two-year
Newport, Arkansas              Management
------------------------------------------------------------------------------------------------------------------------------------
Karnes County                  Management       579      County Jail         All levels   January 1998     Varies(1)    Varies(1)
Correctional Center
Karnes City, Texas
------------------------------------------------------------------------------------------------------------------------------------
Broward County Work             Design/         300     Community Work         Non-       February 1998     5 years    Unlimited,
Release Center               Construction/              Release Center        Secure                                    Two-year
Broward County, FL             Management
------------------------------------------------------------------------------------------------------------------------------------
H.M. Prison Lowdham            Management       500     National Prison      All levels   February 1998    25 years       None
Grange
Nottinghamshire, England
------------------------------------------------------------------------------------------------------------------------------------
Lea County Correctional         Design/       1,200       County Jail        All levels      May 1998       3 years      Annual
Facility                     Construction/
Hobbs, New Mexico             Management
------------------------------------------------------------------------------------------------------------------------------------
Lawton Correctional             Design/       1,500      State Prison          Medium       July 1998        1 year        Four,
Facility                     Construction/                                                                              One-year
Lawton, Oklahoma              Management
------------------------------------------------------------------------------------------------------------------------------------
Delaware County Prison          Design/       1,562(2)    County Jail        All levels     July 1998        5 years    Unlimited,
Delaware County,             Construction/                  Facility                                                     Two-year
Pennsylvania                  Management
------------------------------------------------------------------------------------------------------------------------------------
Jena Juvenile Justice           Design/         276      Juvenile Center      All levels  December 1998      25 years      None
Center                       Construction/
Jena, Louisiana               Management
------------------------------------------------------------------------------------------------------------------------------------
Cleveland Correctional        Management        520       State Prison         Medium      January 1999       1 year       Four,
Center                                                                                                                   One-year
Cleveland, Texas
------------------------------------------------------------------------------------------------------------------------------------
OTHER FACILITIES OPENED IN 1998:

South Florida State            Design/          350     State Psychiatric         N/A        November         5 years       Three,
Hospital                    Construction/                    Hospital                          1998                      Five-year
                             Management
------------------------------------------------------------------------------------------------------------------------------------
CORRECTIONAL FACILITIES OPENED IN 1997:

South Bay Correctional         Design/        1,318        State Prison           Medium/    February 1997    3 years    Unlimited,
Facility                    Construction/                                     Close Custody                               Two-year
South Bay, Florida           Management
------------------------------------------------------------------------------------------------------------------------------------
Bayamon Correctional           Design/          500           Prison              Medium       March 1997     5 years        One,
Facility                    Construction/                                                                                 Five-year
Bayamon, Puerto Rico       Consultation/
                            Management
------------------------------------------------------------------------------------------------------------------------------------
Travis County                  Design/        1,000         State Jail            Medium       March 1997     5 years    Automatic,
Community Justice          Consultation/                     Facility                                                   Unlimited,
Center                      Management                                                                                   Two-year
Travis County, Texas
------------------------------------------------------------------------------------------------------------------------------------


       FACILITY NAME            COMPANY       DESIGN     FACILITY           SECURITY       OPENING                        RENEWAL
        LOCATION                  ROLE       CAPACITY      TYPE               LEVEL          DATE             TERM         OPTION
====================================================================================================================================
Queens Private               Construction/     200     INS Detention        Minimum/       March 1997        1 year         Four,
Correctional Facility          Management                 Facility           Medium                                        One-year
Queens, New York
------------------------------------------------------------------------------------------------------------------------------------
Fulham Correctional             Design/        600      State Prison        Minimum/       March 1997        5 years        Five,
Centre                       Consultation/                                   Medium                                       Three-year
Victoria, Australia           Management
------------------------------------------------------------------------------------------------------------------------------------
Villawood Detention           Management       300      Immigration        All levels     November 1997      3 years        Two,
Centre                                                   Detention                                                        Three-year
Sydney, Australia
------------------------------------------------------------------------------------------------------------------------------------
Central Valley                 Design/         550    State Community        Medium       December 1997     10 years        None
Community Correctional       Construction/         Correctional Facility
Facility                      Management
McFarland, California
------------------------------------------------------------------------------------------------------------------------------------
Desert View Community          Design/         568    State Community        Medium       December 1997    10 years         None
Correctional Facility        Construction/         Correctional Facility
Adelanto, California          Management
------------------------------------------------------------------------------------------------------------------------------------
Golden State Community         Design/         550    State Community        Medium       December 1997    10 years         None
Correctional Facility        Construction/         Correctional Facility
McFarland, California         Management
------------------------------------------------------------------------------------------------------------------------------------
Maribyrnong Detention         Management        80      Immigration        All levels     December 1997    3 years          Two,
Centre                                                   Detention                                                        Three-year
Melbourne, Australia
------------------------------------------------------------------------------------------------------------------------------------
Perth Detention Centre        Management        40      Immigration        All levels     December 1997    3 years         Two,
Perth, Australia                                         Detention                                                        Three-year
------------------------------------------------------------------------------------------------------------------------------------
Port Hedland Detention        Management       700      Immigration        All levels     December 1997    3 years         Two,
Center                                                   Detention                                                        Three-year
Port Hedland, Australia
------------------------------------------------------------------------------------------------------------------------------------
Taft Correctional             Management     2,048        Federal            Low/         December 1997    3 years         Seven,
Institution                                                Prison           Minimum                                       One-year
Taft, California
------------------------------------------------------------------------------------------------------------------------------------
OTHER FACILITIES OPENED IN 1997:

Atlantic Shores Hospital      Management        86      Psychiatric           N/A           July 1997        N/A(3)        N/A(3)
                                                         Hospital
------------------------------------------------------------------------------------------------------------------------------------
Pacific Shores Healthcare     Management      N/A      Correctional      All levels       November 1997     3 years         One,
                                                        Healthcare                                                        Two-year
------------------------------------------------------------------------------------------------------------------------------------
CORRECTIONAL FACILITIES OPENED IN 1996:

Delaware County Prison         Design/       1,000(2)  County Jail       All levels         April 1996      3 years       Unlimited,
Delaware County,            Construction/                Facility                                                          Two-year
Pennsylvania                 Management
------------------------------------------------------------------------------------------------------------------------------------
Marshall County                Design/       1,000     State Prison        Medium            May 1996       5 years       Unlimited,
Correctional Facility       Construction/                                                                                  Two-year
Marshall County,             Management
Mississippi
------------------------------------------------------------------------------------------------------------------------------------
Willacy County Unit            Design/       1,000     State Jail          Medium         September 1996    1 year           Four,
Raymondville, Texas         Consultation/               Facility                                                           One-year
                             Management
------------------------------------------------------------------------------------------------------------------------------------

(1) This facility is occupied by inmates under several contracts with varying terms and renewal options. The terms of these contracts range from two weeks to an indefinite period and the renewal option features range from no option to unlimited renewals.

(2) The new 1,562-bed facility opened in 1998 replaced the existing 1,000-bed facility managed by the Company.

(3) The Company provides services on an individual patient basis, therefore there are no contracts with government agencies subject to terms and/or renewals.

WACKENHUT CORRECTIONS CORPORATION

Consolidated Statements of Income
(In thousands, except per share data)

FISCAL YEARS ENDED January 3, 1999, December 28, 1997, and December 29, 1996

                                                                              1998           1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                   $ 312,759       $ 206,930      $ 137,784

OPERATING EXPENSES
         (including amounts related to The Wackenhut Corporation
         ("TWC") of $8,182, $5,337, and $3,693)                              264,381         172,031        115,848

START-UP EXPENSES                                                              7,459              --             --

DEPRECIATION AND AMORTIZATION                                                  3,567           6,303          3,532
                                                                           ---------       ---------      ---------
CONTRIBUTION FROM OPERATIONS                                                  37,352          28,596         18,404

GENERAL AND ADMINISTRATIVE EXPENSES
         (including amounts related to TWC
          of $2,159, $1,566, and $1,432)                                      14,851          12,051          8,673
                                                                           ---------       ---------      ---------
OPERATING INCOME                                                              22,501          16,545          9,731
INTEREST INCOME, NET
         (including amounts related to TWC of
         $122, ($10), AND ($40))                                               2,410           1,451          2,195
                                                                           ---------       ---------      ---------
INCOME BEFORE INCOME TAXES, EQUITY IN EARNINGS OF
         AFFILIATES,  AND CUMULATIVE EFFECT OF CHANGE IN
         ACCOUNTING FOR START-UP COSTS                                        24,911          17,996         11,926

PROVISION FOR INCOME TAXES                                                    10,164           7,226          4,269
                                                                           ---------       ---------      ---------
INCOME BEFORE EQUITY IN EARNINGS OF AFFILIATES AND
         CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR START-UP COSTS         14,747          10,770          7,657
EQUITY IN EARNINGS OF AFFILIATES,
         net of income tax provision of $1,434, $692, and $378                 2,081           1,105            604
                                                                           ---------       ---------      ---------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
         FOR START-UP COSTS                                                   16,828          11,875          8,261

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR
         START-UP COSTS, NET OF TAX                                           11,528              --             --
                                                                           ---------       ---------      ---------
NET INCOME                                                                 $   5,300       $  11,875      $   8,261
                                                                           ---------       ---------      ---------
EARNINGS PER SHARE

  Basic
    Income before cumulative effect of change in
      accounting for start-up costs                                        $    0.76       $    0.54      $    0.39
    Cumulative effect of change in accounting
      for start-up costs                                                       (0.52)             --             --
                                                                           ---------       ---------      ---------
    Net income                                                             $    0.24       $    0.54      $    0.39
                                                                           ---------       ---------      ---------
  Diluted
    Income before cumulative effect of change in
      accounting for start-up costs                                        $    0.74       $    0.52      $    0.37
    Cumulative effect of change in accounting
      for start-up costs                                                       (0.51)             --             --
                                                                           ---------       ---------      ---------
                  Net income                                               $    0.23       $    0.52      $    0.37
                                                                           ---------       ---------      ---------
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                                     22,119          22,015         21,361
                                                                           ---------       ---------      ---------
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING                                   22,683          22,697         22,128


The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

Consolidated Balance Sheets
(In thousands, except share data)


JANUARY 3, 1999 and DECEMBER 28, 1997

                                                                                1998              1997
-----------------------------------------------------------------------     ------------       ------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                $     20,240       $     28,960
   Accounts receivable, net                                                       61,188             36,755
   Current portion of deferred income tax asset, net                               1,769                 --
   Other                                                                          11,267              9,457
                                                                            ------------       ------------
                  Total current assets                                            94,464             75,172
                                                                            ------------       ------------
PROPERTY AND EQUIPMENT, NET                                                       36,279             38,754
INVESTMENTS IN AND ADVANCES TO AFFILIATES                                         15,447              7,325
DEFERRED CHARGES, NET                                                                 --             14,218
GOODWILL                                                                           2,011              2,359
DEFERRED INCOME TAX ASSET, NET                                                     1,277                 --
OTHER                                                                              1,804              1,375
                                                                            ------------       ------------
                                                                            $    151,282       $    139,203
-----------------------------------------------------------------------     ------------       ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                                         $      9,218       $      6,160
   Accrued payroll and related taxes                                               9,955              8,316
   Accrued expenses                                                                9,850              8,206
   Current portion of deferred revenue                                             2,383                861
   Current portion of long-term debt                                                  13                 12
   Current portion of deferred income tax liability, net                              --                391
                                                                            ------------       ------------
                  Total current liabilities                                       31,419             23,946
                                                                            ------------       ------------
DEFERRED INCOME TAX LIABILITY, NET                                                    --             10,099
LONG-TERM DEBT                                                                       200                213
DEFERRED REVENUE                                                                  16,723              2,650
                                                                            ------------       ------------
COMMITMENTS AND CONTINGENCIES (note 6)

SHAREHOLDERS' EQUITY

   Preferred stock, $.01 par value, 10,000,000 shares authorized                      --                 --
   Common stock, $.01 par value, 60,000,000
     shares authorized, 22,347,922 and 22,168,542
     shares issued and outstanding                                                   223                222
   Additional paid-in capital                                                     83,164             78,006
   Retained earnings                                                              31,523             26,223
   Accumulated other comprehensive loss                                           (3,117)            (2,156)
   Less: common stock in treasury at cost -- 453,500 shares                       (8,853)                --
                                                                            ------------       ------------
                  Total shareholders' equity                                     102,940            102,295
                                                                            ------------       ------------
                                                                            $    151,282       $    139,203
-----------------------------------------------------------------------     ------------       ------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

WACKENHUT CORRECTIONS CORPORATION

Consolidated Statements of Shareholders' Equity and Comprehensive Income (In thousands)

FISCAL YEARS ENDED JANUARY 3, 1999, DECEMBER 28, 1997, and DECEMBER 29, 1996

                                                                                        Accumulated
                                               Common Stock      Additional                Other                     Total
                                           Number                 Paid-in     Retained  Comprehensive  Treasury  Shareholders'
                                          of Shares   Amount      Capital     Earnings     Income        Stock      Equity
------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                    17,079   $     171   $  18,860   $   6,087   $     111    $      --    $  25,229
Proceeds from stock offering                 4,600          46      51,535          --          --           --       51,581
Proceeds from stock options exercised          259           2         764          --          --           --          766
Tax benefit related to employee
  stock options                                 --          --       1,827          --          --           --        1,827
Comprehensive income
     Net Income                                 --          --          --       8,261          --           --
     Change in foreign currency
       translation net of income
       taxes of $170                            --          --          --          --         305           --
Total comprehensive income                      --          --          --          --          --           --        8,566
                                           ---------------------------------------------------------------------------------
BALANCE, DECEMBER 29, 1996                  21,938         219      72,986      14,348         416           --       87,969

Proceeds from stock options exercised          231           3       1,757          --          --           --        1,760
Tax benefit related to employee stock
  options                                       --          --       3,263          --          --           --        3,263
Comprehensive income
     Net Income                                 --          --          --      11,875          --           --
     Change in foreign currency
       translation net of income tax
       benefits of $1,644                       --          --          --          --      (2,572)          --
Total comprehensive income                      --          --          --          --          --           --        9,303
                                           ---------------------------------------------------------------------------------
BALANCE, DECEMBER 28, 1997                  22,169         222      78,006      26,223      (2,156)          --      102,295

Proceeds from stock options exercised          179           1       1,927          --          --           --        1,928
Tax benefit related to employee
  stock options                                 --          --       3,231          --          --           --        3,231
Treasury stock purchased                        --          --          --          --          --       (8,853)      (8,853)
Comprehensive income

     Net Income                                 --          --          --       5,300          --           --
     Change in foreign currency
       translation net of income tax
       benefits of $614                         --          --          --          --        (961)          --
Total comprehensive income                      --          --          --          --          --           --        4,339
                                           ---------------------------------------------------------------------------------
BALANCE, JANUARY 3, 1999                    22,348   $     223   $  83,164   $  31,523   $  (3,117)   $  (8,853)   $ 102,940
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION
Consolidated Statements of Cash Flows
(In thousands)

FISCAL YEARS ENDED JANUARY 3, 1999, DECEMBER 28, 1997, and DECEMBER 29, 1996

                                                                                        1998             1997           1996
                                                                                      ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income                                                                   $   5,300       $  11,875       $   8,261
         Adjustments to reconcile net income to net cash (used in) provided by operating activities
                    Depreciation and amortization expense                                 3,567           6,303           3,532
                    Equity in earnings of affiliates                                     (3,515)         (1,797)           (982)
                    Cumulative effect of change in accounting for start-up costs         11,528              --              --
         Changes in assets and liabilities
                  (Increase) decrease in assets:
                           Accounts receivable                                          (24,745)        (12,623)         (6,943)
                           Other current assets                                          (5,561)         (3,606)         (2,384)
                           Deferred income tax asset                                     (3,046)             --              51
                           Other assets                                                  (1,053)           (201)             34
                           Goodwill                                                          --            (782)             --
                  Increase (decrease) in liabilities:
                           Accounts payable and accrued expenses                          9,083          10,739           2,003
                           Accrued payroll and related taxes                              1,740           4,027           1,152
                           Deferred income taxes, net                                    (7,259)          7,442           4,404
                                                                                      ---------       ---------       ---------
         Net cash (used in) provided by operating activities                            (13,961)         21,377           9,128
                                                                                      ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
         Investments in affiliates                                                       (4,607)         (3,718)           (428)
         Capital expenditures                                                           (24,516)        (23,965)        (12,476)
         Proceeds from sale of facilities to CPV                                         41,768              --              --
         Deferred charge expenditures                                                        --          (9,625)         (4,505)
                                                                                      ---------       ---------       ---------
         Net cash provided by (used in) investing activities                             12,645         (37,308)        (17,409)
                                                                                      ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Net proceeds from issuance of common stock                                          --              --          51,581
         Proceeds from exercise of stock options                                          1,927           1,760             766
         Payments on debt                                                                   (12)            (12)           (792)
         Advances from TWC                                                              175,091         116,019         102,431
         Repayments to TWC                                                             (175,091)       (116,019)       (102,431)
         Repurchase of common stock                                                      (8,853)             --              --
                                                                                      ---------       ---------       ---------
         Net cash (used in) provided by financing activities                             (6,938)          1,748          51,555
                                                                                      ---------       ---------       ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                    (466)         (1,225)            185
                                                                                      ---------       ---------       ---------
NET (DECREASE) INCREASE IN CASH                                                          (8,720)        (15,408)         43,459

CASH, beginning of period                                                                28,960          44,368             909
                                                                                      ---------       ---------       ---------
CASH, end of period                                                                   $  20,240       $  28,960       $  44,368
                                                                                      ---------       ---------       ---------
SUPPLEMENTAL DISCLOSURES:
         Cash paid during the year for:
                  Income taxes                                                        $  16,849       $     100       $     976
                                                                                      ---------       ---------       ---------
         Non-cash activities:
         Impact on equity from tax benefit related to the exercise of options
                  issued under the Company's non-qualified stock option plan          $   3,231       $   3,263       $   1,827
                                                                                      ---------       ---------       ---------




The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION
Notes to Consolidated Financial Statements

(Tabular information in thousands except per share data)

For the Fiscal Years Ended January 3, 1999, December 28, 1997, and December 29, 1996

(1) General

Wackenhut Corrections Corporation, a Florida corporation, and subsidiaries (the "Company"), a majority owned subsidiary of The Wackenhut Corporation ("TWC"), is a leading developer and manager of privatized correctional and detention facilities located in North America, the United Kingdom, South Africa and Australia.

(2) Summary of Significant  Accounting Policies

FISCAL YEAR

The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1998 included 53 weeks and fiscal 1997 and 1996 each included 52 weeks.

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

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company classifies as cash equivalents all interest-bearing deposits or investments with original maturities of three months or less.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of related assets. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

GOODWILL

Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill is amortized on a straight-line basis over the period, which represents management's estimation of the related benefit to be derived from the acquired business, not to exceed twenty-five years. Accumulated amortization totaled approximately $1.4 million and $1.1 million at January 3, 1999 and December 28, 1997, respectively.

LONG-LIVED ASSETS

In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that long-lived assets, including certain identifiable intangibles, and the goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and has determined that there are no events requiring impairment loss recognition.

DEFERRED CHARGES

Through December 28, 1997, the Company capitalized and amortized facility start-up costs, consisting of costs of initial employee training, travel and other direct expenses incurred in connection with the opening of new facilities, on a straight-line basis over the lesser of the original contract term plus renewals or five years.

Also through December 28, 1997, project development costs consisting of direct and incremental costs paid to unrelated third parties that were directly associated with a specific anticipated contract were deferred until the anticipated contract had been awarded. At the time the contract was awarded to the Company, the deferred project development costs were either capitalized as part of property and equipment or were amortized over five years as project development costs. Project development costs were charged to general and administrative expenses when the success of obtaining a new contract was considered doubtful. Internal costs associated with securing new contracts are expensed as incurred.

In April 1998, the Financial Accounting Standards Board issued Statement of Position 98-5 ("SOP 98-5") on Accounting for Costs of Start-up Activities. SOP 98-5 requires the expensing of start-up costs, defined as pre-opening, pre-operating and pre-contract type costs, as incurred and is effective for fiscal years beginning after December 15, 1998. By adopting SOP 98-5 in fiscal 1998, the Company wrote-off existing unamortized start-up costs and project development costs of $19.5 million (or $11.5 million after-tax) to record the cumulative effect of the change in accounting principle. Also, upon adoption, the Company reversed start-up amortization expense recorded during the year and expensed start-up and project development costs previously deferred during the year. All future start-up and project development costs will be expensed as incurred.

REVENUE RECOGNITION

Facility management revenues are recognized as services are provided based on a net rate per day per inmate or on a fixed monthly rate. Project development and design revenues are recognized as earned on a percentage of completion basis.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined on the estimated future tax effects of differences between the financial reporting and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the asset or liability from year to year.

EARNINGS PER SHARE

In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. In the computation of diluted earnings per share, the weighted-average number of common shares outstanding is adjusted for the effect of all potential common stock.

FOREIGN CURRENCY TRANSLATION

The Company's foreign operations use the local currency as their functional currency. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholders' equity as other comprehensive income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, accounts payable, and long-term debt approximates fair value.

MARKET RISK

The Company is exposed to market risks, including changes in interest rates and currency exchange rates. These exposures relate to changes in interest rates with respect to a $220 million operating lease facility (Note 6). Monthly lease payments under this facility are indexed to a variable interest rate. Management has determined that a 10% change in this interest rate would have an immaterial effect on the Company's pre-tax earnings over the next fiscal year.

ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 1999. In management's opinion, the impact of adopting this statement in 2000 will not have a material impact upon the Company's results of operations or financial position.

(3) Property and Equipment

Property and equipment consists of the following at fiscal year end:

(In thousands)

                                                Years         1998           1997
                                             ---------      --------       --------
Land                                               --       $  2,069       $  4,527
Buildings and improvements                    20 - 40          9,361         34,107
Equipment                                      3 - 20          6,760          2,786
Furniture and fixtures                         3 - 20          1,994          2,307
Construction in Progress                           --         21,312             --
                                                            --------       --------
                                                            $ 41,496       $ 43,727
Less - accumulated depreciation                               (5,217)        (4,973)
                                                            --------       --------
                                                            $ 36,279       $ 38,754
                                                            --------       --------

Construction in progress represents costs incurred in the development of facilities intended for sale to Correctional Properties Trust.

(4) Long-Term Debt

Long-term debt consists of the following:

(In thousands)

                               1998         1997
                               ----         ----
Note payable - 8%             $   213      $   225
Less - current portion             13           12
                              -------      -------
                              $   200      $   213
                              -------      -------

In June 1994, the Company signed an unsecured note payable in the amount of $262,000 for the purchase of land for the construction of a correctional facility. The note bears interest at 8.0% and matures in July 2009. The Company makes monthly principal and interest payments of $2,504.

In June 1997, the Company entered into a $30.0 million multi-currency revolving credit facility with a syndicate of banks, the proceeds of which may be used for working capital, acquisitions and general corporate purposes. The credit facility also includes a letter of credit of up to $5.0 million for the issuance of standby letters of credit. Indebtedness under this facility will bear interest at the alternate base rate (defined as the higher of prime rate or federal funds plus 0.5%) or LIBOR plus 150 to 250 basis points, depending upon fixed charge coverage ratios. The facility requires the Company to, among other things, maintain a maximum leverage ratio; minimum fixed charge coverage ratio; and a minimum tangible net worth. The facility also limits certain payments and distributions. As of January 3, 1999, no amounts were outstanding under this facility. However, at January 3, 1999, the Company had six standby letters of credit outstanding under this facility in an aggregate amount of approximately $2.6 million, in addition to seven letters of guarantee totaling approximately $3.2 million under a separate Australian facility.

Aggregate annual maturities of long-term debt are as follows:

(In thousands)

Fiscal Year                         Annual Maturity
-----------                         ---------------
1999                                       $ 13
2000                                         15
2001                                         16
2002                                         17
2003                                         17
Thereafter                                  135
                                           ----
                                           $213
                                           ----


(5) Sale of Facilities to Correctional
    Properties Trust

On April 28, 1998, Correctional Properties Trust ("CPV"), a Maryland real estate investment trust, sold 6.2 million shares of common stock at $20.00 per share in an initial public offering. Approximately $113.0 million of the net proceeds of the offering were used to acquire eight correctional and detention facilities operated by the Company. The Company received approximately $42 million for the three facilities owned by it and for its right to acquire four of the other five facilities, and realized a profit on the sale of approximately $18 million which is included in deferred revenue on the balance sheet and is being amortized over the ten-year lease term. The eighth facility was purchased directly from the government entity. Subsequent to the purchase, the Company has entered into operating leases with CPV for these eight facilities. As the lease agreements are subject to contractual lease increases, the Company records operating lease expense for these leases on a straight-line basis over the term of the leases. CPV was also granted the option to acquire three additional correctional facilities currently under development by the Company and the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by the Company.

On October 30, 1998, CPV acquired the completed portion of the Lea County Correctional Facility in Hobbs, New Mexico for $26.0 million. Simultaneous with the purchase, the Company entered into a ten-year lease of the facility from CPV. The Company recorded net rental expense related to CPV in 1998 of $6.9 million. The future minimum lease commitments under the leases for these nine facilities are as follows:

(In thousands)

Fiscal Year                               Annual Rental
-----------                               -------------

1999                                         $ 13,479
2000                                           13,883
2001                                           14,058
2002                                           14,058
2003                                           14,058
Thereafter                                     57,366
                                             --------
                                             $126,902
                                             --------

(6) Commitments and Contingencies

The nature of the Company's business results in claims for damages arising from the conduct of its employees or others. In the opinion of management, there are no pending legal proceedings that would have a material effect on the consolidated financial statements of the Company.

The Company leases correctional facility office space, computers and vehicles under non-cancelable operating leases expiring between 1999 and 2008. The future minimum commitments under these leases exclusive of lease commitments related to the sale of correctional facilities to CPV (Note 5), are as follows:

(In thousands)

Fiscal Year                             Annual Rental
-----------                             -------------

1999                                        $ 4,357
2000                                          3,722
2001                                          3,064
2002                                          2,699
2003                                          2,144
Thereafter                                    3,896
                                            -------
                                            $19,882
                                            -------

In December 1997, the Company also entered into a $220 million operating lease facility that has been established to acquire and develop new correctional institutions used in its business. As a condition of this facility, the Company unconditionally agreed to guarantee certain obligations of First Security Bank, National Association, a party to the aforementioned operating lease facility. As of January 3, 1999, approximately $100.9 million of this operating lease facility was utilized for properties under development.

Rent expense was approximately $4.7 million, $3.4 million, and $2.1 million for Fiscal 1998, 1997, and 1996 respectively.


(7) Common, Preferred and Treasury Stock

In January 1996, the Company sold 4.6 million shares of its common stock in connection with a second offering at a price of $12.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses. Net proceeds from the offering were approximately $51.6 million.

On April 25, 1996, the Company's Board of Directors declared a two-for-one split effected in the form of a 100% common stock dividend paid on June 4, 1996. Except as otherwise noted, all share data relating to the Company's common stock reflects the two-for-one stock split.

In April 1994, the Company's Board of Directors authorized 10,000,000 shares of "blank check" preferred stock. The Board of Directors is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges.

On August 7, 1998, the Board of Directors of the Company authorized the repurchase, at the discretion of the senior management, of up to 500,000 shares of the Company's common stock. As of January 3, 1999, the Company had repurchased 453,500 shares of common stock, which are recorded as treasury stock and result in a reduction of shareholders' equity. In February 1999, the Company's Board of Directors authorized the repurchase of up to an additional 500,000 shares of the Company's common stock.

(8) Business Segment and Geographic Information


In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which was adopted by the Company in 1998. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

The Company operates in one industry segment encompassing the development and management of privatized government institutions located in the North America, the United Kingdom, South Africa and Australia. As the Company operates and tracks its results in one operating segment, certain disclosure requirements are not applicable. Information about the Company's operations in different geographical regions is shown below. Sales are attributed to geographical areas based on location of operations and long-lived assets consist of property, plant and equipment.


(In thousands)
Fiscal year                                   1998          1997          1996
-----------                                 --------      --------      --------
REVENUES:
         Domestic operations                $264,642      $167,223      $108,245
         International operations             48,117        39,707        29,539
                                            --------      --------      --------
Total revenues                              $312,759      $206,930      $137,784

OPERATING INCOME:
         Domestic operations                $ 18,649      $ 12,388      $  7,087
         International operations              3,852         4,157         2,644
                                            --------      --------      --------
Total operating income                      $ 22,501      $ 16,545      $  9,731

LONG-LIVED ASSETS:
         Domestic operations                $ 32,218      $ 34,061      $ 18,418
         International operations           $  4,061      $  4,693      $    557
                                            --------      --------      --------
Total long-lived assets                     $ 36,279      $ 38,754      $ 18,975
                                            --------      --------      --------


The Company's international operations represent its wholly-owned Australian subsidiaries which are pursuing construction and management contracts for correctional and detention facilities. Through its wholly-owned subsidiary, Wackenhut Corrections Corporation Australia Pty. Limited, the Company currently manages three correctional facilities and four immigration detention centers.












Except for the major customers noted in the following table, no single customer provided more than 10% of consolidated revenues during Fiscal 1998, 1997 and 1996:

Customer                                       1998     1997     1996
--------                                       ----     ----     ----

Various agencies of the State of Texas          25%      32%      39%

California Department of Corrections            17%      10%       5%

State of Florida Correctional
         Privatization Committee                11%      13%       9%

Queensland Corrective Services
         Commission                              4%       7%      11%

New South Wales Department of
         Corrective Services                     4%       7%      10%


Concentration of credit risk related to accounts receivable is reflective of the related revenues.

Equity earnings of affiliates represents the operations of the Company's 50% owned joint ventures in the United Kingdom (Premier Prison Services, Ltd., Lowdham Prison Services, Ltd, and Kilmarnock Prison Services, Ltd.). These entities, accounted for under the equity method, commenced operations of an initial prison in Fiscal 1994, two court escort and transport contracts in fiscal 1996 and a second correctional facility in fiscal 1998. 1998 equity in earnings of affiliates also includes start-up expenses related to the Company's joint venture in South Africa. Total equity in the undistributed earnings for Fiscal 1998, 1997, and 1996 was $3.5 million, $1.8 million and $982,000, respectively.

A summary of financial data for the Company's equity affiliates is as follows:

(In thousands)

                                            1998          1997          1996
                                          --------      --------      --------
STATEMENT OF OPERATIONS DATA
     Revenues                             $ 91,071      $ 51,009      $ 28,953
     Operating income                        7,032         3,884         1,764
     Net income                              4,163         2,209         1,208

BALANCE SHEET DATA
     Current assets                         25,274        14,595        13,145
     Noncurrent assets                     145,433           517           538
     Current liabilities                    17,769         8,115         8,518
     Noncurrent liabilities                141,165         4,029         5,075
     Stockholders' equity                   11,773         2,968            90
                                          --------      --------      --------

The Company provided management services to one U.K. affiliate in Fiscal 1997 and 1996. The management fees for such services totaled $0.5 million for Fiscal 1997 and 1996. No management fees were charged by the Company in Fiscal 1998.


(9) Income Taxes

The provision for income taxes in the consolidated statements of income consists of the following components:

(In thousands)

                                   1998           1997         1996
                                --------       --------      --------
Federal income taxes:
     Current                    $ 11,440       $    175      $     --
     Deferred                     (3,233)         6,131         3,588
                                --------       --------      --------
                                   8,207          6,306         3,588
State income taxes:
     Current                    $  2,447       $    300      $     30
     Deferred                       (490)           620           488
                                --------       --------      --------
                                   1,957            920           518
Foreign income taxes                  --             --           163
                                --------       --------      --------
Total                           $ 10,164       $  7,226      $  4,269
                                --------       --------      --------

A reconciliation of the statutory U.S. federal tax rate (35.0%) and the effective income tax rate is as follows:

(In thousands)
                                             1998         1997        1996
                                           -------      -------      -------
Provision using statutory
         federal income tax rate           $ 8,718      $ 6,299      $ 4,054

State income tax, net of federal
         tax benefit                         1,101          818          508
Other, net                                     345          109         (293)
                                           -------      -------      -------
                                           $10,164      $ 7,226      $ 4,269
                                           -------      -------      -------

The components of the net current deferred income tax liability/ (asset) at fiscal year end are as follows:

(In thousands)
                                1998           1997
                               -------       -------
Uniforms                       $   320       $   244
Accrued vacation                  (529)         (291)
Deferred charges                    --         1,630
Accrued liabilities             (1,560)       (1,192)
                               -------       -------
                               $(1,769)      $   391
                               -------       -------

The components of the net non-current deferred income tax liability/ (asset) at fiscal year end are as follows:

(In thousands)

                                                        1998           1997
                                                      --------       --------
Deferred revenue                                      $ (9,026)      $     --
Deferred charges                                          (291)         4,909
Income of foreign subsidiaries and affiliates            8,086          5,284
Other, net                                                 (46)           (94)
                                                      --------       --------
                                                      $ (1,277)      $ 10,099
                                                      --------       --------


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

(10) Earnings Per Share

The table at the top of page 43 shows the amounts used in computing earnings per share in accordance with Statement of Financial Accounting Standards No. 128 and the effects on income and the weighted average number of shares of potential dilutive common stock. The number of shares used in the calculation for 1996 reflects a 100% common stock dividend paid on June 4, 1996.

Options to purchase 178,000 shares of the Company's common stock at prices ranging from $25.06 to $29.56 per share were outstanding during 1998, but were not included in the computation of diluted EPS because their effect would be anti-dilutive. The options, which expire between the years 2007 and 2008, were still outstanding at January 3, 1999.

Options to purchase 1,000 shares of the Company's common stock at a price of $29.56 per share were outstanding during 1997, but were not included in the computation of diluted EPS because their effect would be anti-dilutive. The options, which expire in 2007 were still outstanding at December 28, 1997.

(In thousands, except per share data)
                                                               1998                      1997                       1996
                                                       ------------------      ---------------------       ---------------------
                                                       Income      Shares       Income        Shares       Income         Shares
                                                       ------      ------      -------        ------       ------         ------

Net income                                             $5,300                  $11,875                     $8,261
BASIC EPS

  Income available to common shareholders              $5,300      22,119      $11,875         22,015      $8,261         21,361
  Per share amount                                     $ 0.24                  $  0.54                     $ 0.39
EFFECT OF DILUTIVE SECURITIES                          $(0.01)        564      $ (0.02)          682       $(0.02)           767
DILUTED EPS

  Income available to common shareholders              $5,300      22,683      $11,875        22,697       $8,261         22,128
  Per share amount                                     $ 0.23                  $  0.52                     $ 0.37


Options to purchase 60,000 shares of the Company's common stock at $22.63 per share were outstanding during 1996 but were not included in the computation of diluted EPS because their effect would be anti-dilutive. The options, which expire in 2006, were still outstanding at December 29, 1996.

(11) Related Party Transactions

Related party transactions occur in the normal course of business between the Company and TWC. Such transactions include the purchase of goods and services and corporate costs for management support, office space, insurance and interest expense.

The Company incurred the following expenses related to transactions with TWC in the following years:

(In thousands)
                                         1998           1997          1996
                                      --------       --------      --------
Food services                         $    839       $    461      $    450
General and administrative
  expenses                               1,718          1,200         1,100
Casualty insurance premiums              7,423          4,957         3,306
Rent                                       361            285           269
Interest (income) charges                 (122)            10            40
                                      $ 10,219       $  6,913      $  5,165


Food services represent charges for meals for inmates at certain correctional facilities operated by the Company. General and administrative expenses represent charges for management and support services. TWC provides various general and administrative services to the Company under a Services Agreement. The initial Agreement expired December 31, 1997 and provided for one-year renewal periods at the Company's option. Annual rates are negotiated by the Company and TWC based upon the level of service provided. The Company monitors the scope of these services on an ongoing basis and may adjust the level and related charges as required. Expenses under the Agreement for Fiscal 1998, Fiscal 1997, and Fiscal 1996 were $1.7 million, $1.2 million and $1.1 million, respectively. Casualty insurance premiums related to workers' compensation, general liability and automobile insurance coverage are provided through an insurance subsidiary of TWC. In addition, the Company is charged or charges interest on intercompany indebtedness at rates which reflect TWC's average interest costs on long-term debt, exclusive of mortgage financing. Interest expense (income) is calculated based on the average intercompany indebtedness. The Company's corporate offices are located in TWC's corporate office building for which it is allocated rent based upon space occupied under separate lease agreements.

Management believes that the difference between these expenses and those that would have been incurred on a stand-alone basis is not material.

(12) Stock Options

The Company has three stock option plans, the Wackenhut Corrections Corporation 1994 Stock Option Plan (First Plan), the Wackenhut Corrections Corporation Stock Option Plan (Second Plan) and the 1995 Non-Employee Director Stock Option Plan (Third Plan).

Under the First Plan, the Company may grant up to 897,600 shares of common stock to key employees and consultants. All options granted under this plan are exercisable at the fair market value of the common stock at date of grant, vest 100% after a minimum of six months and no later than ten years after the date of grant.

Under the Second Plan, the Company may grant options to key employees for up to 1,500,000 shares of common stock. Under the terms of this plan, the exercise price per share and vesting period is determined at the sole discretion of the Board of Directors. All options that have been granted under this plan are exercisable at the fair market value of the common stock at date of grant. Generally, the options vest and become exercisable ratably over a five-year period, beginning immediately on the date of grant. However, the Board of Directors has exercised its discretion and has granted options that vest 100% after a minimum of six months. All options under the Second Plan expire no later than ten years after the date of grant.

Under the Third Plan, the Company may grant up to 60,000 shares of common stock to non-employee directors of the Company. Under the terms of this plan, options are granted at the fair market value of the common stock at date of grant, become 100% exercisable immediately, and expire ten years after the date of grant.

A summary of the status of the Company's three stock option plans as of January 3, 1999, December 28, 1997, and December 29, 1996, and changes during the years then ended is presented below.

                                                        1998                      1997                        1996
                                               ----------------------     ----------------------   ------------------------
                                                             Wtd. Avg.                  Wtd. Avg.                  Wtd. Avg.
                                                             Exercise                   Exercise                   Exercise
                                               Shares         Price        Shares        Price      Shares          Price
                                               -------      ---------     -------      ---------   ---------      ---------
Outstanding at beginning of year               923,484      $    9.76     989,534      $    7.16   1,210,132      $    5.58

Granted                                        191,000          25.02     176,500          21.08      60,000          22.63

Exercised                                      179,380           9.98     228,550           7.12     258,598           2.96

Forfeited/Canceled                               5,200          21.93      14,000          11.88      22,000          11.88
                                               -------      ---------     -------      ---------   ---------      ---------
Options outstanding at end of year             929,904          12.78     923,484           9.76     989,534           7.16
                                               -------      ---------     -------      ---------   ---------      ---------
Options exercisable at year end                758,904          11.50     629,084           6.13     744,734           4.46



The following table summarizes information about the stock options outstanding at January 3, 1999:

                                           Options Outstanding                    Options Exercisable
                                  ---------------------------------------    --------------------------
                                   Number         Wtd. Avg.     Wtd. Avg.       Number        Wtd. Avg.
                                 Outstanding     Remaining       Exercise     Exercisable     Exercise
     Range of Exercise Prices     at 1/3/99   Contractual Life    Price        at 1/3/99        Price
     ------------------------     ---------   ----------------  ---------    ------------     ---------
         $ 1.20 - $ 3.75           401,704          5.3          $ 3.49        401,704         $  3.49
         $11.88 - $13.75           159,000          7.0           11.90        101,400           11.97
         $16.63 - $16.88            12,000          8.3           16.74          7,000           16.77
         $17.63 - $21.50           122,200          8.1           21.41         42,400           21.34
         $22.63 - $25.06           224,000          8.6           24.48        204,000           24.66
         $26.13 - $29.56            11,000          9.2           26.44          2,400           26.70
                                   -------                                     -------
                                   929,904                                     758,904
                                   -------                                     -------


The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at date of grant in accordance with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

Pro Forma Disclosures                                               1998             1997
----------------------                                             ------          -------
Pro forma net earnings                                             $4,234          $11,197
Pro forma basic net earnings per share                             $ 0.19          $  0.51
Pro forma diluted net earnings per share                           $ 0.19          $  0.49
Pro forma weighted average fair value of options granted           $14.36          $ 11.10
Risk free interest rates                                        4.49%-5.79%       5.52%-5.70%
Expected lives                                                   4-8 years         4-8 years
Expected volatility                                                 55%               48%


(13) Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the Company and its subsidiaries for the fiscal years ended January 3, 1999, and December 28, 1997 is as follows:

(In thousands, except per share data)

                                                                            1st Quarter  2nd Quarter    3rd Quarter  4th Quarter
                                                                            -----------  -----------    -----------  -----------
1998
----
Revenues                                                                      $71,269       $74,617       $78,177     $88,696
Operating income                                                              $ 4,992       $ 6,369       $ 6,101     $ 5,039
Net income (loss)                                                             $(8,165)      $ 4,652       $ 4,337     $ 4,476
Basic earnings per share
    Income before cumulative effect of change in accounting
      for start-up costs                                                      $  0.15       $  0.21       $  0.20     $  0.20
    Cumulative effect of change in accounting for start-up costs                (0.52)      $    --       $    --     $    --
    Net income (loss)                                                         $ (0.37)      $  0.21       $  0.20     $  0.20
Diluted earnings per share
    Income before cumulative effect of change in accounting
      for start-up costs                                                      $  0.15       $  0.20       $  0.19     $  0.20
    Cumulative effect of change in accounting for start-up costs              $ (0.51)           --            --          --
    Net income (loss)                                                         $ (0.36)      $  0.20       $  0.19     $  0.20

1997
----
Revenues                                                                      $41,227       $51,509       $55,104     $59,090
Operating income                                                              $ 3,272       $ 3,789       $ 4,801     $ 4,683
Net income                                                                    $ 2,581       $ 2,723       $ 3,188     $ 3,383
Basic earnings per share                                                      $  0.12       $  0.12       $  0.14     $  0.15
Diluted earnings per share                                                    $  0.11       $  0.12       $  0.14     $  0.15




Report of independent certified public accountants

To the Shareholders of
         Wackenhut Corrections Corporation:

We have audited the accompanying consolidated balance sheets of Wackenhut Corrections Corporation (a Florida corporation) and subsidiaries as of January 3, 1999, and December 28, 1997, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three fiscal years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wackenhut Corrections Corporation and subsidiaries as of January 3, 1999, and December 28, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective December 29, 1997 the Company changed its method of accounting for costs of start-up activities.



ARTHUR ANDERSEN LLP

West Palm Beach, Florida,
February 9, 1999.

Management's responsibility for financial statements

To the Shareholders of
         Wackenhut Corrections Corporation:


The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principals. They include amounts based on judgments and estimates.

Representation in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that the Company's assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The consolidated financial statements have been audited by Arthur Andersen LLP, independent certified public accountants, whose appointment was ratified by shareholders. Their report expresses a professional opinion as to whether management's consolidated financial statements considered in their entirety present fairly, in conformity with generally accepted accounting principles, the Company's financial position and results of operations. Their audit was conducted in accordance with generally accepted auditing standards. As part of this audit, Arthur Andersen LLP considered the Company's system of internal controls to the degree they deemed necessary to determine the nature, timing, and extent of their audit tests which support their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with representatives of management, the independent certified public accounts and the Company's internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.


/s/ George R. Wackenhut             /s/ John G. O'Rourke
George R. Wackenhut                 John G. O'Rourke
Chairman                            Senior Vice President
                                    Chief Financial Officer
                                    and Treasurer


/s/ George C. Zoley
George C. Zoley
Vice Chairman and
Chief Executive Officer