Form 10-K405, Exhibit 13
period 2000-01-02
WACKENHUT CORRECTIONS CORP
filed 2000-03-30
CIK 923796

                                                                   Exhibit 13.0




Financial Review

Wackenhut Corrections Corporation


Market for the Company's Common Equity and Related Stockholder Matters


The ensuing table shows the high and low prices for Wackenhut Corrections Corporation's ("the Company") common stock, as reported by the New York Stock Exchange, for each of the four quarters of Fiscal 1999 and 1998. The prices shown have been rounded to the nearest $1/16th. The approximate number of shareholders of record as of February 18, 2000, was 244.

                                      1999                                1998
                          ---------------------------        -----------------------------
Quarter                      High              Low             High                 Low
                          ---------         ---------        ----------         ----------
First                     $ 28-1/16         $ 18-5/8         $ 30-7/8           $ 21-15/16
Second                      21-3/16           15-7/8           28-13/16           23-5/16
Third                       20-13/16          13-3/16          24-1/16            15
Fourth                      14-3/16           9-11/16          29                 18-1/8

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

The Company actively pursued its stock buy-back program in open market and block purchases. During Fiscal 1999 and 1998, the Company purchased 424,500 and 453,500 shares, respectively, of its common stock at an average price of $18.72 and $19.52 per share, respectively, and accounted for the transactions using the treasury stock method.

Forward-Looking Statements

The management's discussion and analysis of financial condition and results of operations, corporate profile, letter to shareholders, and the February 17, 2000 press release contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which the Company operates. This section of the annual report also includes beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Wackenhut Corrections Corporation
Selected Financial Data
(In thousands, except per share and operational data)


The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto.




Fiscal Year Ended: [1]                                                            1999                           1998
---------------                                                        --------------------------      ------------------------
RESULTS OF OPERATIONS:
Revenues                                                               $   438,484          100.0%     $   312,759       100.0%
Operating income                                                            26,041            5.9%          22,501         7.2%
Income before cumulative effect of change in accounting
  for start-up costs                                                        21,940            5.0%          16,828         5.4%
Cumulative effect of change in accounting for start-up costs                    --             --          (11,528)       (3.7%)
                                                                       -----------          -----      -----------        -----
Net income                                                             $    21,940            5.0%     $     5,300         1.7%
                                                                       -----------          -----      -----------        -----
EARNINGS PER SHARE - BASIC:
Income before cumulative effect of change in accounting
  for start-up cost                                                    $      1.01                     $      0.76
Cumulative effect of change in accounting for start-up costs                    --                           (0.52)
                                                                       -----------          -----      -----------        -----
Net income                                                             $      1.01                     $      0.24
                                                                       -----------          -----      -----------        -----
EARNINGS PER SHARE - DILUTED:
Income before cumulative effect of change in accounting
  for start-up cost                                                    $      1.00                     $      0.74
Cumulative effect of change in accounting change for start-up costs             --                           (0.51)
                                                                       -----------          -----      -----------        -----
Net income                                                             $      1.00                     $      0.23
                                                                       -----------          -----      -----------        -----
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic                                                                       21,652                          22,119
Diluted                                                                     22,015                          22,683
                                                                       -----------          -----      -----------        -----
FINANCIAL CONDITION:
Current assets                                                         $   134,893                     $    94,464
Current liabilities                                                         55,516                          28,145
Total assets                                                               208,222                         148,008
Total debt                                                                  15,000                             213
Shareholders' equity                                                       118,684                         102,940
                                                                       -----------          -----      -----------        -----
OPERATIONS DATA:
Contracts/awards                                                                56                              52
Facilities in operation                                                         52                              40
Design capacity of contracts                                                39,930                          35,707
Design capacity of facilities in operation                                  32,110                          26,651
Compensated resident days (2)                                            9,636,099                       7,678,858
                                                                       -----------          -----      -----------        -----



(1) The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1998 included 53 weeks. Fiscal 1999, 1997, 1996, 1995 and 1994 each included 52 weeks.
(2) Compensated resident days are calculated as follows: (a) per diem rate facilities - the number of beds occupied by residents on a daily basis during the fiscal year and, (b) fixed rate facilities - the design capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year. Amounts exclude compensated resident days for United Kingdom facilities.


            1997                               1996                             1995                              1994
  ----------------------              ---------------------             --------------------              ---------------------
  $206,930         100.0%             $ 137,784      100.0%             $  99,431      100.0%             $  84,026       100.0%
    16,545           8.0%                 9,731        7.1%                 7,229        7.3%                 4,446         5.3%
    11,875           5.7%                 8,261        6.0%                 4,440        4.5%                 2,193         2.6%
        --           0.0%                    --        0.0%                    --        0.0%                    --         0.0%
  --------         ------             ---------      -----              ---------      -----              ---------       -----
  $ 11,875           5.7%             $   8,261        6.0%             $   4,440        4.5%             $   2,193         2.6%
  --------         ------             ---------      -----              ---------      -----              ---------       -----

  $   0.54                            $    0.39                         $    0.26                         $    0.15
        --                                   --                                --                                --
  --------         ------             ---------      -----              ---------      -----              ---------       -----
  $   0.54                            $    0.39                         $    0.26                         $    0.15
  --------         ------             ---------      -----              ---------      -----              ---------       -----

  $   0.52                            $    0.37                         $    0.25                         $    0.15
        --                                   --                                --                                --
  --------         ------             ---------      -----              ---------      -----              ---------       -----
  $   0.52                            $    0.37                         $    0.25                         $    0.15
  --------         ------             ---------      -----              ---------      -----              ---------       -----

    22,015                               21,361                            16,850                            16,370
    22,697                               22,128                            17,708                            17,403
  --------         ------             ---------      -----              ---------      -----              ---------       -----

  $ 75,172                            $  75,313                         $  22,353                         $  18,225
    23,946                               13,183                             8,898                             8,031
   139,203                              106,811                            38,840                            30,333
       225                                  237                               991                             1,422
   102,295                               87,969                            25,229                            19,727
  --------         ------             ---------      -----              ---------      -----              ---------       -----

        46                                   34                                24                                22
        32                                   19                                16                                15
    30,144                               24,371                            16,054                            13,732
    20,720                               12,235                             9,135                             7,164
  5,192,614                           3,585,100                         2,350,843                         2,090,625
  --------         ------             ---------      -----              ---------      -----              ---------       -----


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

Overview

The Company, a 56% owned subsidiary of The Wackenhut Corporation ("TWC", NYSE:
WAK and WAKB), is a leader in offering government agencies a turnkey approach to developing new correctional institutions that includes design, construction, financing and operations. It provides a broad spectrum of correctional services, which include adult corrections, juvenile facilities, community corrections and special purpose institutions.

The Company has contracts/awards to manage 56 facilities in North America, the United Kingdom, South Africa, and Australia with a total of 39,930 beds, and additional contracts for prisoner transportation, correctional health care services, and facility design and construction.

Financial Condition

Liquidity and Capital Resources

The Company's principal sources of liquidity are from operations, borrowings under its credit facilities, and sale of its rights to acquire prison facilities. Cash and equivalents totaled $41.0 million at January 2, 2000, compared to $20.2 million at January 3, 1999.

One of the Company's sources of liquidity is a $30.0 million multi-currency revolving credit facility, which includes $5.0 million for the issuance of letters of credit. At January 2, 2000, six letters of credit were outstanding in an aggregate amount of approximately $2.6 million in addition to eight letters of guarantee amounting to approximately $3.5 million under a separate Australian facility.

The Company also has a $220.0 million operating lease facility established to acquire and develop new correctional institutions used in its business. As of January 2, 2000, approximately $88.7 million of this operating lease facility was utilized for properties in operation or under development.

Cash provided by operating activities amounted to $24.8 million in Fiscal 1999 versus cash used in operating activities of $14.0 million in 1998, primarily reflecting an increase in accounts payable and accrued expenses offset by higher balances in accounts receivable, other assets and deferred income taxes.

Cash used in investing activities increased by $24.4 million to $11.8 million in Fiscal 1999 as compared to Fiscal 1998.

This change is primarily due to higher capital expenditures of approximately $14.5 million representing the investment in facilities and purchases of equipment and a decrease of $17.9 million in proceeds from the sale of assets to Correctional Properties Trust ("CPV"). The Company received net proceeds of $23.9 million for the sale of the 600-bed expansion of Lea County Correctional Facility and the right to acquire the Lawton Correctional Facility to CPV in Fiscal 1999 and had received $41.8 million for the sale of three facilities and the right to acquire four other facilities in Fiscal 1998. The Company also received $10.0 million in proceeds from the sale of approximately one-half of the Company's loans to overseas affiliates in Fiscal 1999.

Cash used in financing activities increased by $14.0 million to $7.1 million in Fiscal 1999 as compared to Fiscal 1998. This change is primarily due to the proceeds received by the Company of $15.0 million from long term debt offset by a decrease of $0.9 million in the purchase of treasury shares in Fiscal 1999 compared to Fiscal 1998.

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

The accumulated other comprehensive loss component of shareholders' equity increased from a deficit of $3.1 million at January 3, 1999 to a deficit of $1.9 million at January 2, 2000, primarily due to the increase in the value of the Australian dollar relative to the United States dollar.

As a result of sales of correctional facilities to CPV in 1999 and 1998, the Company significantly increased its borrowing capacity. In addition, management believes that cash on hand, cash funds from operations and available lines of credit will be adequate to support currently planned business expansion and various obligations incurred in the operation of the Company's business, both on a near and long-term basis.*

The Company's access to capital and ability to compete for future capital intensive projects is dependent upon, among other things, its ability to meet certain financial covenants included in the $220 million operating lease facility and the Company's $30 million revolving credit facility. A sub-stantial decline in the Company's financial performance as a result of an increase in operational expenses relative to revenue could negatively impact the Company's ability to meet these convenants, and could therefore, limit the Company's access to capital.*

Year 2000 Readiness Disclosure

Management completed the installation of new systems hardware and software before the year 2000.

There are five phases that describe the Company's process in becoming year 2000 compliant. The awareness phase encompassed developing a budget and project plan. The assessment phase identified mission-critical systems to check for compliance. Renovation was the design of the systems to be year 2000 compliant. Validation was testing the systems followed by implementation. All phases were completed prior to December 31, 1999.

The Company incurred expenses related to year 2000 compliance. These costs included time and effort of internal staff and consultants for renovation, validation and implementation, and computer and embedded technology systems enhancements and/or replacements. The total costs, funded from working capital for achieving year 2000 compliance, were approximately $0.5 million.

These costs exclude payroll costs of internal staff related to year 2000 compliance as the Company does not separately track such costs. In addition, the costs incurred to achieve year 2000 compliance excluded the Company's total costs incurred in previously planned new systems. Implementation of these new systems had not been accelerated due to the year 2000 problem. Deferral of other projects that would have a material effect on operations was not required, nor anticipated, as a result of the Company's year 2000 efforts.*

The state of year 2000 readiness for third parties with whom the Company shares a material relationship, such as banks and vendors used by the Company, was reviewed by management. We are unaware of any third party issues related to year 2000 compliance that would materially affect our financial condition or results of operations.

Subsequent to December 31, 1999, the Company has not encountered any material issues associated with year 2000 compliance as a result of its efforts to install year 2000 compliant systems.

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

These exposures primarily relate to changes in interest rates with respect to a $220 million operating lease facility (Note 6) and a $30 million revolving credit facility (Note 4). Monthly payments under these facilities are indexed to a variable interest rate. Based upon the Company's interest rate and foreign currency exchange rate exposure at January 2, 2000, a 10% change in the current interest rate or historical currency rate movements would not have a material effect on the Company's financial position or results of operations over the next Fiscal year.

Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto.

Fiscal 1999 compared with Fiscal 1998

Revenues increased $125.7 million, or 40.2% to $438.5 million in 1999 from $312.8 million in 1998. Approximately $110.6 million of the increase in revenues in 1999 compared with 1998 is attributable to increased compensated resident days resulting from the opening of six new facilities in 1999 and increased compensated resident days at ten facilities that opened in 1998 (see Table 1 on page 25). Approximately $8.9 million of the increase in revenues represents project revenue for the development of the South Florida State Hospital. The balance of the increase in revenues was attributable to facilities open during all of both periods.

The number of compensated resident days in domestic facilities increased to 8.5 million in 1999 from 6.8 million in 1998. Average facility occupancy in domestic facilities increased slightly to approximately 97.4% of capacity compared to 95.4% in 1998. Compensated resident days in Australian facilities increased to
1.1 million from 0.9 million in 1998 primarily due to higher compensated resident days at the immigration detention facilities. Average facility occupancy in Australian facilities decreased slightly to 96.6% in 1999 from 98.2% in 1998.

Operating expenses increased by 43.2% to $389.3 million in 1999 compared to $271.8 million in 1998. As a percentage of revenues, operating expenses increased to 88.8% in 1999 from 86.9% in 1998. This increase primarily reflects the sixteen facilities that were opened in 1999 and 1998, as described above. Additionally, there are a number of secondary factors contributing to the increase which include the following: lease payments to CPV of $20.6 million offset by $1.7 million in amortization of the deferred revenue from the sale of properties to CPV; expenses related to the development of the South Florida State Hospital; and additional expenses related to operations at the East Mississippi Correctional Facility (Mississippi), George W. Hill Correctional Facility (Pennsylvania), Jena Juvenile Justice Center (Louisiana), Lea County Correctional Facility (New Mexico), Guadalupe County Correctional Facility (New Mexico), Ronald McPherson Correctional Facility (Arkansas), and Taft Correctional Facility (California). The Company has developed strategies to improve the operational performance of these facilities, however, there can be no assurances that these strategies will be successful.

Depreciation and amortization increased by 50.1% to $5.4 million in 1999 from $3.6 million in 1998 due to the increase in operational assets during 1999 as compared to 1998. As a percentage of revenues, depreciation and amortization slightly increased to 1.2% from 1.1% in 1998.

Contribution from operations increased 17.3% to $43.8 million in 1999 from $37.4 million in 1998. As discussed above, this increase is primarily attributable to sixteen new facilities that opened in 1999 and 1998. As a percentage of revenue, contribution from operations decreased to 10.0% in 1999 from 11.9% in 1998. This decrease is primarily due to the factors impacting the increase in operating expenses as discussed previously.

 General and administrative expenses increased 19.6% to $17.8 million in 1999 from $14.9 million in 1998. The increase reflects costs related to additional personnel and infrastructure, continued growth in the Company's business development efforts, as well as additional costs related to the Company's service agreement with The Wackenhut Corporation. As a percentage of revenue, general and administrative expenses decreased to 4.1% in 1999 from 4.7% in 1998.

Operating income increased by 15.7% to $26.0 million in 1999 from $22.5 million in 1998. As a percentage of revenue, operating income decreased to 5.9% in 1999 from 7.2% in 1998 due to the factors impacting contribution from operations offset by leveraging of general and administrative expenses.

Other income increased 110.0% to $5.1 million in 1999 from $2.4 million in 1998. This increase is primarily due to a $2.6 million gain from the sale of approximately one-half of the Company's loans to overseas affiliates. These loans were previously included in "Investments in and advances to affiliates" in the accompanying consolidated balance sheets.

Income before income taxes, equity in earnings of affiliates, and cumulative effect of change in accounting for start-up costs increased to $31.1 million in 1999 from $24.9 million in 1998 due to the factors described previously.

Provision for income taxes increased to $12.5 million in 1999 from $10.2 million in 1998 due to the increase in income before income taxes, offset by the decrease in the effective rate to 40.1% in 1999 from 40.8% in 1998.

Equity in earnings of affiliates, net of income tax provision, increased 59.0% to $3.3 million in 1999 from $2.1 million in 1998 due to the commencement of home monitoring contracts in January 1999 and the opening of H.M. Prison Kilmarnock in March 1999, the Hassockfield Secure Training Centre in Medomsley, England in September 1999 and H.M. Prison Pucklechurch in Pucklechurch, England in November 1999.

Cumulative effect of change in accounting for start-up costs, net of tax decreased to zero in 1999 from $11.5 million in 1998 due to the implementation of Statement of Position 98-5 in 1998.

Net income increased 314% to $21.9 million in 1999 from $5.3 million in 1998 as a result of the factors described above.

Fiscal 1998 compared with Fiscal 1997

Revenues increased $105.8 million, or 51.1%, to $312.8 million in 1998 from $206.9 million in 1997. Approximately $103.7 million of the increase in revenues in 1998 compared with 1997 is attributable to increased compensated resident days resulting from the opening of ten new domestic facilities in 1998 and increased compensated resident days at thirteen facilities that opened in 1997 (see Table 1 on page 25). The balance of the increase in revenues was attributable to facilities open during all of both periods.

The number of compensated resident days in domestic and Australian facilities increased to 7.7 million in 1998 from 5.2 million in 1997. Average facility occupancy in domestic and Australian facilities decreased slightly to 95.4% and 98.2% in 1998 as compared to 96.9% and 100% in 1997, respectively.

Operating expenses increased by 58.0% to $271.8 million in 1998 from $172.0 million in 1997 resulting from the new facilities opened in 1998 and 1997. As a percentage of revenues, operating expenses increased to 86.9% from 83.1% due primarily to lease payments to CPV and higher start-up expenses related to the opening of ten new domestic facilities during the year (see Table 1) and the Company's implementation of SOP 98-5.

Depreciation and amortization decreased by 43.4% to $3.6 million in 1998 from $6.3 million in 1997. This decrease results from the implementation of AICPA SOP 98-5 and the elimination of start-up cost amortization during the year.

Contribution from operations increased 30.6% to $37.4 million in 1998 from $28.6 million in 1997. As discussed above, this increase is due to new facilities opened in 1998 and 1997. As a percentage of revenues, contribution from operations decreased to 11.9% from 13.8% impacted by lease payments to CPV which commenced in April 1998 and the expensing of $7.5 million of start-up costs, partially offset by the decrease in amortization expense.

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

Equity in earnings of affiliates increased to $2.1 million in 1998 from $1.1 million in 1997. This increase is due to the opening of H.M. Prison Lowdham Grange in February 1998, and improved operational performance.

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

Table 1 :

The following table summarizes certain information with respect to facilities opened by the Company (or a subsidiary or joint venture of the Company) during Fiscal years 1999, 1998, and 1997.


      Facility Name            Company       Design       Facility        Security           Opening                    Renewal
        Location                Role        Capacity        Type            Level             Date           Term       Option
      -------------            -------      --------      --------        --------           -------         ----       -------
CORRECTIONAL FACILITIES OPENED IN 1999:

    Guadalupe County           Design/         600      State Prison       Medium         January 1999      3 years     Annual
  Correctional Facility     Construction/
 Santa Rosa, New Mexico      Management
----------------------------------------------------------------------------------------------------------------------------------
 H.M. Prison Kilmarnock        Design/         500        National       All levels        March 1999      25 years      None
  Kilmarnock, Scotland      Construction/                  Prison
                             Management
----------------------------------------------------------------------------------------------------------------------------------
 Victoria Police Custody     Management        80        City Jail       All levels        March 1999       3 years       Two
         Center                                                                                                        One-year
  Melbourne, Australia                                                                                                  Options
----------------------------------------------------------------------------------------------------------------------------------
    East Mississippi           Design/         500      State Prison    Mental Health      April 1999       5 years       One
  Correctional Facility     Construction/                                                                              Two-year
  Meridian, Mississippi      Management                                                                                 Option
----------------------------------------------------------------------------------------------------------------------------------
     Michigan Youth            Design/         480      State Prison       Maximum          July 1999       4 years   Unlimited,
  Correctional Facility     Construction/                                                                              Four-year
    Baldwin, Michigan        Management                                                                                  terms
----------------------------------------------------------------------------------------------------------------------------------
   Hassockfield Secure         Design/         40         National         Medium        September 1999    15 years      None
     Training Centre        Construction/                  Prison
   Medomsley, England        Management
----------------------------------------------------------------------------------------------------------------------------------
   Curtin Immigration        Management       1,000     Immigration      All levels       October 1999      3 years       Two
 Reception & Processing                                  Detention                                            (3)     Three-year
         Centre
Derby, Western Australia
----------------------------------------------------------------------------------------------------------------------------------
H.M. Prison Pucklechurch       Design/         400        National         Medium         November 1999    25 years      None
  Pucklechurch, England     Construction/                  Prison
                             Management
----------------------------------------------------------------------------------------------------------------------------------
   Woomera Immigration       Management       1,000     Immigration      All levels       November 1999     3 years       Two
 Reception & Processing                                  Detention                                            (3)     Three-year
         Centre
        Woomera,
     South Australia
----------------------------------------------------------------------------------------------------------------------------------

CORRECTIONAL FACILITIES OPENED IN 1998:

      Scott Grimes             Design/         600      State Prison      Minimum/        January 1998      2 years   Unlimited,
  Correctional Facility     Construction/                                  Medium                                      Two-year
    Newport, Arkansas        Management
----------------------------------------------------------------------------------------------------------------------------------
    Ronald McPherson           Design/         600      State Prison     All levels       January 1998      2 years   Unlimited,
  Correctional Facility     Construction/                                                                              Two-year
    Newport, Arkansas        Management
----------------------------------------------------------------------------------------------------------------------------------
      Karnes County          Management        579      County Jail      All levels       January 1998      Varies      Varies
   Correctional Center                                                                                        (1)         (1)
   Karnes City, Texas
----------------------------------------------------------------------------------------------------------------------------------
   Broward County Work         Design/         300       Community       Non-Secure       February 1998     5 years   Unlimited,
     Release Center         Construction/               Work Release                                                   Two-year
   Broward County, FL        Management                    Center
----------------------------------------------------------------------------------------------------------------------------------


      Facility Name            Company       Design       Facility        Security           Opening                    Renewal
        Location                Role        Capacity        Type            Level             Date           Term       Option
      -------------            -------      --------      --------        --------           -------         ----       -------
   H.M. Prison Lowdham       Management        524        National       All levels       February 1998    25 years      None
         Grange                                            Prison
Nottinghamshire, England
----------------------------------------------------------------------------------------------------------------------------------
 Lea County Correctional       Design/        1,200     County Jail      All levels         May 1998        3 years     Annual
        Facility            Construction/
    Hobbs, New Mexico        Management
----------------------------------------------------------------------------------------------------------------------------------
   Lawton Correctional         Design/        1,800     State Prison       Medium           July 1998       1 year       Four
        Facility            Construction/                                                                              One-year
    Lawton, Oklahoma         Management
----------------------------------------------------------------------------------------------------------------------------------
     George W. Hill            Design/      1,562 (2)   County Jail      All levels         July 1998       5 years   Unlimited,
  Correctional Facility     Construction/                 Facility                                                     Two-year
        Thornton,            Management
      Pennsylvania
----------------------------------------------------------------------------------------------------------------------------------
  Jena Juvenile Justice        Design/         276        Juvenile       All levels       December 1998    25 years      None
         Center             Construction/                  Center
     Jena, Louisiana         Management
----------------------------------------------------------------------------------------------------------------------------------
 Cleveland Correctional      Management        520      State Prison       Medium         January 1999      1 year       Four
         Center                                                                                                        One-year
    Cleveland, Texas
----------------------------------------------------------------------------------------------------------------------------------

OTHER FACILITIES OPENED IN 1998:

   South Florida State         Design/         350         State             N/A          November 1998     5 years      Three
        Hospital            Construction/               Psychiatric                                                    Five-year
 Pembroke Pines, Florida     Management                   Hospital
----------------------------------------------------------------------------------------------------------------------------------

CORRECTIONAL FACILITIES OPENED IN 1997:

 South Bay Correctional        Design/        1,436     State Prison       Medium/        February 1997     3 years   Unlimited,
        Facility            Construction/                               Close Custody                                  Two-year
   South Bay, Florida        Management
----------------------------------------------------------------------------------------------------------------------------------
  Bayamon Correctional         Design/         500         Prison          Medium          March 1997       5 years      One,
        Facility            Construction/                                                                              Five-year
  Bayamon, Puerto Rico      Consultation/
                             Management
----------------------------------------------------------------------------------------------------------------------------------
 Travis County Community       Design/        1,000      State Jail        Medium          March 1997       5 years   Automatic,
     Justice Center         Consultation/                 Facility                                                    Unlimited,
  Travis County, Texas       Management                                                                                Two-year
----------------------------------------------------------------------------------------------------------------------------------
     Queens Private         Construction/      200     INS Detention      Minimum/         March 1997       1 year       Four,
  Correctional Facility      Management                   Facility         Medium                                      One-year
    Queens, New York
----------------------------------------------------------------------------------------------------------------------------------
   Fulham Correctional         Design/         660      State Prison      Minimum/         March 1997       5 years      Five,
         Centre             Consultation/                                  Medium                                     Three-year
   Victoria, Australia       Management
----------------------------------------------------------------------------------------------------------------------------------
   Villawood Detention       Management        300      Immigration      All levels       November 1997     3 years       Two
         Centre                                          Detention                                                    Three-year
    Sydney, Australia
----------------------------------------------------------------------------------------------------------------------------------
Central Valley Community       Design/         550         State           Medium         December 1997    10 years      None
  Correctional Facility     Construction/                Community
    McFarland, Texas         Management                 Correctional
                                                          Facility
----------------------------------------------------------------------------------------------------------------------------------


      Facility Name            Company       Design       Facility        Security           Opening                    Renewal
        Location                Role        Capacity        Type            Level             Date           Term       Option
      -------------            -------      --------      --------        --------           -------         ----       -------
  Desert View Community        Design/         568         State           Medium         December 1997    10 years      None
  Correctional Facility     Construction/                Community
  Adelanto, California       Management                 Correctional
                                                          Facility
----------------------------------------------------------------------------------------------------------------------------------
 Golden State Community        Design/         550         State           Medium         December 1997    10 years      None
  Correctional Facility     Construction/                Community
  McFarland, California      Management                 Correctional
                                                          Facility
----------------------------------------------------------------------------------------------------------------------------------
  Maribyrnong Detention      Management        80       Immigration      All levels       December 1997     3 years       Two
         Centre                                          Detention                                                    Three-year
  Melbourne, Australia
----------------------------------------------------------------------------------------------------------------------------------
 Perth Detention Centre      Management        40       Immigration      All Levels       December 1997     3 years       Two
    Perth, Australia                                     Detention                                                    Three-year
----------------------------------------------------------------------------------------------------------------------------------
 Port Hedland Detention      Management        700      Immigration      All levels       December 1997     3 years       Two
         Center                                          Detention                                                    Three-year
 Port Hedland, Australia
----------------------------------------------------------------------------------------------------------------------------------
    Taft Correctional        Management       2,048    Federal Prison       Low/          December 1997     3 years     Seven,
       Institution                                                         Medium                                      One-year
    Taft, California
----------------------------------------------------------------------------------------------------------------------------------

OTHER FACILITIES OPENED IN 1997:

Atlantic Shores Hospital     Management        72       Psychiatric          N/A            July 1997         N/A         N/A
Fort Lauderdale, Florida                                  Hospital
----------------------------------------------------------------------------------------------------------------------------------
Pacific Shores Healthcare    Management        N/A      Correctional     All levels       November 1997     3 years       One
   Victoria, Australia                                   Healthcare                                                    Two-year
----------------------------------------------------------------------------------------------------------------------------------


     (1) This facility is occupied by inmates under several contracts with varying terms and renewal options. The terms of these contracts range from two weeks to an indefinite period and the renewal option features range from no option to unlimited renewals.
     (2) The new 1,562-bed facility replaced the existing 1,000-bed facility managed by the Company.
     (3) This facility represents additional work under the current Detention Services contractual agreement with the Department of Immigration & Multicultural Affairs (DIMA), and is subject to a six-week termination clause depending on client need.

Wackenhut Corrections Corporation
Consolidated Statements of Income
 (In thousands, except per share data)

FISCAL YEARS ENDED JANUARY 2, 2000, JANUARY 3, 1999, and DECEMBER 28, 1997


                                                                                        1999           1998            1997
                                                                                      ---------      ---------       ---------
REVENUES                                                                              $ 438,484      $ 312,759       $ 206,930
OPERATING EXPENSES
   (including amounts related to The Wackenhut Corporation
   (TWC) of $9,454, $8,182, and $5,337)                                                 389,325        271,840         172,031
DEPRECIATION AND AMORTIZATION                                                             5,355          3,567           6,303
                                                                                      ---------      ---------       ---------
CONTRIBUTION FROM OPERATIONS                                                             43,804         37,352          28,596
GENERAL AND ADMINISTRATIVE EXPENSES
   (including amounts related to TWC of $3,229, $2,159, and $1,566)                      17,763         14,851          12,051
                                                                                      ---------      ---------       ---------
OPERATING INCOME                                                                         26,041         22,501          16,545
OTHER  INCOME, NET
   (including amounts related to TWC of $492, $122, and ($10))                            5,062          2,410           1,451
                                                                                      ---------      ---------       ---------
INCOME BEFORE INCOME TAXES, EQUITY IN EARNINGS OF
   AFFILIATES,  AND CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING FOR START-UP COSTS                                                         31,103         24,911          17,996
PROVISION FOR INCOME TAXES                                                               12,472         10,164           7,226
                                                                                      ---------      ---------       ---------
INCOME BEFORE EQUITY IN EARNINGS OF AFFILIATES AND
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR START-UP COSTS                          18,631         14,747          10,770
EQUITY IN EARNINGS OF AFFILIATES,
   (net of income tax provision of $2,215, $1,434, and $692)                              3,309          2,081           1,105
                                                                                      ---------      ---------       ---------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   FOR START-UP COSTS                                                                    21,940         16,828          11,875
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR
   START-UP COSTS, NET OF TAX                                                                --         11,528              --
                                                                                      ---------      ---------       ---------
NET INCOME                                                                            $  21,940      $   5,300       $  11,875
                                                                                      ---------      ---------       ---------
EARNINGS PER SHARE
   Basic
    Income before cumulative effect of change in accounting for start-up costs        $    1.01      $    0.76       $    0.54
    Cumulative effect of change in accounting for start-up costs                             --          (0.52)             --
                                                                                      ---------      ---------       ---------
    Net income                                                                        $    1.01      $    0.24       $    0.54
                                                                                      ---------      ---------       ---------
   Diluted
    Income before cumulative effect of change in accounting for start-up costs        $    1.00      $    0.74       $    0.52
    Cumulative effect of change in accounting for start-up costs                             --          (0.51)             --
                                                                                      ---------      ---------       ---------
    Net income                                                                        $    1.00      $    0.23       $    0.52
                                                                                      ---------      ---------       ---------
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                                                21,652         22,119          22,015
                                                                                      ---------      ---------       ---------
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING                                              22,015         22,683          22,697
                                                                                      ---------      ---------       ---------



THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

Wackenhut Corrections Corporation
Consolidated Balance Sheets
(In thousands, except share data)

JANUARY 2, 2000 and JANUARY 3, 1999


                                                                                               1999                1998
                                                                                             ---------------------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                                $  41,029         $  20,240
    Accounts receivable, less allowance for doubtful accounts of $1,499 and $401                77,779            61,188
    Current portion of deferred income tax asset, net                                            3,069             1,769
    Other                                                                                       13,016            11,267
                                                                                             ---------         ---------
       Total current assets                                                                    134,893            94,464
                                                                                             ---------         ---------

PROPERTY AND EQUIPMENT, NET                                                                     43,360            33,005
INVESTMENTS IN AND ADVANCES TO AFFILIATES                                                       20,686            15,447
GOODWILL                                                                                         1,776             2,011
DEFERRED INCOME TAX ASSET, NET                                                                      --             1,277
OTHER                                                                                            7,507             1,804
                                                                                             ---------         ---------
                                                                                             $ 208,222         $ 148,008
                                                                                             ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES
    Accounts payable                                                                            12,631             5,944
    Accrued payroll and related taxes                                                           11,305             9,955
    Accrued expenses                                                                            28,553             9,850
    Current portion of deferred revenue                                                          3,027             2,383
    Current portion of long-term debt                                                               --                13
                                                                                             ---------         ---------
       Total current liabilities                                                                55,516            28,145
                                                                                             ---------         ---------

DEFERRED INCOME TAX LIABILITY, NET                                                               3,797                --

LONG-TERM DEBT                                                                                  15,000               200

DEFERRED REVENUE                                                                                15,225            16,723
                                                                                             ---------         ---------

COMMITMENTS AND CONTINGENCIES (note 6)

SHAREHOLDERS' EQUITY
    Preferred stock, $.01 par value, 10,000,000 shares authorized                                   --                --
    Common stock, $.01 par value,  60,000,000 shares authorized, 22,386,992 and
       22,347,922 shares issued and outstanding                                                    224               223
    Additional paid-in capital                                                                  83,699            83,164
    Retained earnings                                                                           53,463            31,523
    Accumulated other comprehensive loss                                                        (1,902)           (3,117)
    Less: common stock in treasury at cost - 878,000 and 453,500 shares, respectively          (16,800)           (8,853)
                                                                                              --------         ---------
       Total shareholders' equity                                                              118,684           102,940
                                                                                              --------         ---------
                                                                                              $ 208,222         $148,008
                                                                                              --------------------------


THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

Wackenhut Corrections Corporation
Consolidated Statements of Cash Flows
(In thousands)
FISCAL YEARS ENDED JANUARY 2, 2000, JANUARY 3, 1999, and DECEMBER 28, 1997


                                                                                    1999           1998          1997
                                                                                ---------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income                                                                 $  21,940      $   5,300      $  11,875
     Adjustments to reconcile net income to net cash
     provided by (used in) operating activities
         Depreciation and amortization expense                                      5,355          3,567          6,303
         Deferred tax provision                                                     2,021         (3,723)         6,751
         Equity in earnings of affiliates                                          (3,309)        (2,081)        (1,105)
         Cumulative effect of change in accounting for start-up costs                  --         11,528             --
     Changes in assets and liabilities
        (Increase) decrease in assets:
         Accounts receivable                                                      (17,051)       (24,745)       (12,623)
         Other current assets                                                      (1,997)        (5,561)        (3,606)
         Deferred income tax asset                                                    (23)        (3,046)            --
         Other assets                                                              (5,139)        (1,053)          (201)
         Goodwill                                                                      --             --           (782)
        Increase (decrease) in liabilities:
         Accounts payable and accrued expenses                                     18,874         10,677          3,296
         Accrued payroll and related taxes                                          1,228          1,740          4,027
         Deferred income taxes, net                                                 3,797         (7,259)         7,442
         Deferred revenue                                                            (854)           694             --
                                                                                ---------      ---------      ---------
     Net cash provided by (used in) operating activities                           24,842        (13,962)        21,377
                                                                                ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Investments in affiliates                                                     (5,528)        (4,607)        (3,718)
     Repayments of investments in affiliates                                        1,442             --             --
     Proceeds from the sale of loans                                                9,997             --             --
     Gain on sale of loans                                                         (2,608)            --             --
     Capital expenditures                                                         (38,966)       (24,516)       (23,965)
     Proceeds from sales of facilities to CPV                                      23,881         41,768             --
     Deferred charge expenditures                                                      --             --         (9,625)
                                                                                ---------      ---------      ---------
     Net cash (used in) provided by investing activities                          (11,782)        12,645        (37,308)
                                                                                ---------      ---------      ---------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from the exercise of stock options                                      215          1,928          1,760
     Payments on debt                                                                (213)           (12)           (12)
     Advances to TWC                                                              (23,102)      (175,091)      (116,019)
     Repayments from TWC                                                           23,102        175,091        116,019
     Proceeds from long-term debt                                                  15,000             --             --
     Repurchase of common stock                                                    (7,947)        (8,853)            --
                                                                                ---------      ---------      ---------
     Net cash provided by (used in) financing activities                            7,055         (6,937)         1,748
                                                                                ---------      ---------      ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               674           (466)        (1,225)
                                                                                ---------      ---------      ---------
NET INCREASE  (DECREASE)  IN CASH                                                  20,789         (8,720)       (15,408)
CASH, BEGINNING OF PERIOD                                                          20,240         28,960         44,368
                                                                                ---------      ---------      ---------
CASH, END OF PERIOD                                                             $  41,029      $  20,240      $  28,960
                                                                                ---------      ---------      ---------
SUPPLEMENTAL DISCLOSURES:
     Cash paid during the year for:
     Income taxes                                                               $   7,867      $  16,849      $     100
                                                                                ---------      ---------      ---------
     Non-cash activities:
     Impact on equity from tax benefit related to the exercise of options
          issued under the Company's non-qualified stock option plan            $     321      $   3,231      $   3,263
                                                                                ---------------------------------------


THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

Wackenhut Corrections Corporation
Consolidated Statements of Shareholders' Equity and Comprehensive Income (In thousands)

FISCAL YEARS ENDED JANUARY 2, 2000, JANUARY 3, 1999, and DECEMBER 28, 1997


                                                                                          Accumulated
                                                     Common Stock     Additional             Other                    Total
                                                  Number              Paid-in    Retained Comprehensive  Treasury  Shareholders'
                                                 Of Shares   Amount    Capital   Earnings    Income       Stock       Equity
                                                 -------     ------   --------   --------    -------    ---------   ---------
BALANCE, DECEMBER 29, 1996                        21,938     $  219   $ 72,986   $ 14,348    $   416          --   $  87,969
Proceeds from stock options exercised                231          3      1,757         --         --          --       1,760
Tax benefit related to employee stock options         --         --      3,263         --         --          --       3,263
Comprehensive income
     Net income                                       --         --         --     11,875         --          --
     Change in foreign currency translation,
        net of income tax benefits of $1,644          --         --         --         --     (2,572)         --
Total comprehensive income                            --         --         --         --         --          --       9,303
                                                 -------     ------   --------   --------    -------   ---------   ---------
BALANCE, DECEMBER 28, 1997                        22,169        222     78,006     26,223     (2,156)         --     102,295
Proceeds from stock options exercised                179          1      1,927         --         --          --       1,928
Tax benefit related to employee stock options         --         --      3,231         --         --          --       3,231
Treasury Stock purchased                              --         --         --         --         --      (8,853)     (8,853)
Comprehensive income
     Net income                                       --         --         --      5,300         --          --
     Change in foreign currency translation,
        net of income tax benefits of $614            --         --         --         --       (961)         --
Total comprehensive income                            --         --         --         --         --          --       4,339
                                                 -------     ------   --------   --------    -------   ---------   ---------
BALANCE, JANUARY 3, 1999                          22,348        223     83,164     31,523     (3,117)     (8,853)    102,940
Proceeds from stock options exercised                 39          1        214         --         --          --         215
Tax benefit related to employee stock options         --         --        321         --         --          --         321
Treasury stock purchased                              --         --         --         --         --      (7,947)     (7,947)
Comprehensive income
     Net income                                       --         --         --     21,940         --          --
     Change in foreign currency translation,
        net of income tax expense of $813             --         --         --         --      1,215          --
Total comprehensive income                            --         --         --         --         --          --      23,155
                                                 -------     ------   --------   --------    -------   ---------   ---------
BALANCE, JANUARY 2, 2000                          22,387     $  224   $ 83,699   $ 53,463    $(1,902)  $ (16,800)  $ 118,684
                                                 -------     ------   --------   --------    -------   ---------   ---------


THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

Wackenhut Corrections Corporation
Notes to Consolidated Financial Statements

For the Fiscal Years Ended January 2, 2000, January 3, 1999, and December 28, 1997.


(1) General

Wackenhut Corrections Corporation, a Florida corporation, and subsidiaries (the "Company"), a majority owned subsidiary of The Wackenhut Corporation ("TWC"), is a leading developer and manager of privatized correctional, detention and public sector mental health services facilities located in North America, the United Kingdom, South Africa and Australia.


(2) Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1998 included 53 weeks and Fiscal 1999 and 1997 each included 52 weeks.

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

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, other receivables, notes payable, accounts payable and long-term debt approximates fair value.

Cash and Cash Equivalents

The Company classifies as cash equivalents all interest-bearing deposits or investments with original maturities of three months or less.

Inventories

Food and supplies inventories are carried at the lower of cost or market, on a first-in first-out basis and are included in "other current assets" in the accompanying consolidated balance sheets. Uniform inventories are carried at amortized cost and are amortized over a period of eighteen months. The current portion of unamoritized uniforms is included in "other current assets". The long-term portion is included in "other assets" in the accompanying consolidated balance sheets.

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

Long-lived Assets

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires that long-lived assets, including certain identifiable intangibles, and the goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and has determined that there are no events requiring impairment loss recognition. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets. The method used to measure impairment would be undiscounted operating cash flows estimated over the remaining amortization period for the related long-lived assets.

Goodwill

Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill is amortized on a straight-line basis over the period, which represents management's estimation of the related benefit to be derived from the acquired business, not to exceed twenty-five years. Accumulated amortization totaled approximately $1.7 million and $1.4 million at January 2, 2000 and January 3, 1999, respectively.

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

In April 1998, the Financial Accounting Standards Board issued Statement of Position 98-5 ("SOP 98-5") on accounting for costs of start-up that requires the expensing of start-up costs as incurred. By adopting SOP 98-5 in Fiscal 1998, the Company wrote-off existing unamortized start-up costs and project development costs of $19.5 million (or $11.5 million after-tax) to record the cumulative effect of the change in accounting principle. Also, upon adoption, the Company reversed start-up amortization expense recorded during Fiscal 1998 and expensed start-up and project development costs previously deferred during Fiscal 1998. All 1999 and future start-up and project development costs are expensed as incurred.

Deferred Revenue

Deferred revenue primarily represents the unamortized net profit on the development of properties and on the sale of properties by the Company to Correctional Properties Trust ("CPV"), a Maryland real estate investment trust. The Company leases these properties back from CPV under operating leases. Deferred revenue is being amortized over the lives of the leases and is recognized in income as a reduction of rental expenses.

Revenue Recognition

Facility management revenues are recognized as services are provided based on a net rate per day per inmate or on a fixed monthly rate. Project development and design revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to estimated total cost for each contract. This method is used because management considers costs incurred to date to be the best available measure of progress on these contracts. Provisions for estimated losses on uncompleted contracts are made in the period in which the Company determines that such losses are probable. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

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

Foreign Currency Translation

The Company's foreign operations use the local currency as their functional currency. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholders' equity as a component of accumulated other comprehensive income.

Accounting Pronouncements

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. In management's opinion, the impact of adopting this statement in 2001 will not have a material impact upon the Company's results of operations or financial position.


(3)  Property and Equipment

Property and equipment consist of the following at fiscal year end:

(In thousands)
                                 Years      1999     1998
                                --------  -------  --------
Land                              ---     $ 2,036  $  2,069
Buildings and improvements      2 to 40    16,861     9,361
Equipment                       3 to 20     9,432     6,760
Furniture and fixtures          3 to 20     1,798     1,994
Construction in progress          ---      21,191    18,038
                                         --------  --------
                                         $ 51,318  $ 38,222
Less-accumulated depreciation              (7,958)   (5,217)
                                         --------  --------
                                         $ 43,360  $ 33,005
                                         --------  --------

Construction in progress represents costs incurred in the development of facilities intended for sale to third parties and renovation costs associated with leased facilities.

(4)  Long-Term Debt

Long-term debt consists of the following:

(In thousands)
                                           1999       1998
                                         --------    ------
Revolving credit facility                $ 15,000    $   --
Note payable - 8%                              --       213
Less - current portion                         --        13
                                          --------   ------
                                          $15,000    $  200
                                          --------   ------

In June 1994, the Company signed an unsecured note payable in the amount of $262,000, bearing an interest rate of 8.0%, for the purchase of land for the construction of a correctional facility. The note was repaid in 1999.

In December 1997, the Company entered into a $30.0 million multi-currency revolving credit facility with a syndicate of banks, the proceeds of which may be used for working capital, acquisitions and general corporate purposes. The credit facility also includes a letter of credit of up to $5.0 million for the issuance of standby letters of credit. Indebtedness under this facility bears interest at the alternate base rate (defined as the higher of prime rate or federal funds plus 0.5%) or LIBOR plus 150 to 250 basis points, depending upon fixed charge coverage ratios. At January 2, 2000, the interest rate for this facility was 8.0%. The facility requires the Company to, among other things, maintain a maximum leverage ratio; minimum fixed charge coverage ratio; and a minimum tangible net worth. The facility also limits certain payments and distributions. At January 2, 2000, $15 million was outstanding under this facility, in addition to six standby letters of credit in an aggregate amount of approximately $2.6 million. At January 2, 2000, the Company also had outstanding eight letters of guarantee totaling approximately $3.5 million under a separate Australian facility.

Aggregate annual maturities of long-term debt are as follows:


(In thousands)
                                                  Annual
Fiscal Year                                      Maturity
-----------                                      --------
2000                                            $      --
2001                                                   --
2002                                15,000         15,000
                                                ---------
                                                $  15,000
                                                ---------


(5) Sale of Facilities to Correctional Properties Trust

On April 28, 1998, Correctional Properties Trust ("CPV"), a Maryland real estate investment trust, sold 6.2 million shares of common stock at an offering price of $20.00 per share in an initial public offering. Approximately $113.0 million of the net proceeds of the offering were used to acquire eight correctional and detention facilities operated by the Company. The Company received approximately $42.0 million for the three facilities owned by it and for the rights to acquire four of the other five facilities, and realized a profit of approximately $18.0 million. The eighth facility was purchased directly from the government entity. CPV also was granted the option to acquire three additional correctional facilities and the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by the Company. On October 30, 1998, CPV acquired the completed portion of the ninth facility for $26.0 million. During Fiscal 1999, CPV acquired a 600-bed expansion of the ninth facility and the right to acquire a tenth facility for $67.7 million. Sub-sequent to January 2, 2000, CPV purchased an eleventh facility that the Company had the right to acquire for $15.3 million.

Simultaneous with the purchases, the Company entered into a ten-year operating lease of these facilities from CPV. As the lease agreements are subject to contractual lease increases, the Company records operating lease expense for these leases on a straight-line basis over the term of the leases.

The deferred unamortized net profit at January 2, 2000, which is included in "Deferred revenue" in the accom-panying consolidated balance sheets, is $14.9 million with $1.8 million short-term and $13.1 million long-term, excluding the long-term portion of deferred development fee revenue. The net profit is being amortized over the ten-year lease terms. The Company recorded net rental expense related to CPV in 1999 and 1998 of $18.9 million and $6.9 million, respectively. The future minimum lease commitments under the leases for these eleven facilities are as follows:


(In thousands)
                                                   Annual
Fiscal Year                                        Rental
-----------                                      ----------
2000                                             $   22,280
2001                                                 22,633
2002                                                 22,703
2003                                                 22,703
2004                                                 22,703
Thereafter                                           84,227
                                                 ----------
                                                 $  197,249
                                                 ----------


(6) Commitments and Contingencies

The nature of the Company's business results in claims for damages arising from the conduct of its employees or others. In the opinion of management, there are no pending legal proceedings, except those disclosures made below, for which the potential impact if decided unfavorable to the Company could have a material adverse effect on the consolidated financial statements of the Company.

In Texas, grand juries have been convened in Travis and Caldwell Counties and are taking testimony regarding alleged sexual misconduct and document tampering by individuals employed or formerly employed by the Company. At this time, the Company is unable to predict the outcome of these investigations and any potential impact on the financial position, net worth or results of operations of the Company.

On August 31, 1999, the Company announced the mutual decision between the Company, the Texas Department of Criminal Justice State Jail Division ("TDCJ") and Travis County, Texas to discontinue the Company's contract for the operation of the Travis County Community Justice Center. The contract was discontinued effective November 8, 1999. The Company is involved in discussions with TDCJ regarding close-out of all contract claims. The Company cannot predict the outcome of these discussions at this time.

In New Mexico, the Company has been in discussions with the State's Department of Corrections and the Legislative Finance Committee to remedy serious operational issues at the Company's facilities in Lea and Guadalupe Counties. The Company has developed and presented to the State of New Mexico (the "State") recommended contract modifications with associated operational and fiscal resource needs for both facilities. The Company can give no assurances as to the ultimate acceptability of these contract modifications by the State. Additionally, the Company has submitted a proposal to the Federal Bureau of Prisons for the Lea County Correctional Facility for its possible use to hold low security criminal aliens.

The Company leases correctional facility office space, computers and vehicles under non-cancelable operating leases expiring between 2000 and 2009. The future minimum commitments under these leases exclusive of lease commitments related to the sale of correctional facilities to CPV (Note 5), are as follows:

(In thousands)
                                                   Annual
Year                                               Rental
----                                             ----------
2000                                             $    8,710
2001                                                  7,882
2002                                                  7,537
2003                                                  7,537
2004                                                  7,537
Thereafter                                           37,685
                                                 ----------
                                                 $   76,888
                                                 ----------

Rent expense was approximately $8.7 million, $4.7 million, and $3.4 million for Fiscal 1999, 1998, and 1997 respectively.

In December 1997, the Company also entered into a $220.0 million operating lease facility that has been established to acquire and develop new correctional institutions used in its business. As a condition of this facility, the Company unconditionally agreed to guarantee certain obligations of First Security Bank, National Association, a party to the aforementioned operating lease facility. As of January 2, 2000, approximately $88.7 million of this operating lease facility was utilized for properties under development.

(7) Common, Preferred and Treasury Stock

In April 1994, the Company's Board of Directors authorized 10,000,000 shares of "blank check" preferred stock. The Board of Directors is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges.

On August 7, 1998, the Board of Directors of the Company authorized the repurchase, at the discretion of the senior management, of up to 500,000 shares of the Company's common stock. In February 1999, the Company's Board of Directors authorized the repurchase of up to an additional 500,000 shares of the Company's common stock. As of January 2, 2000, the Company had repurchased 878,000 shares of the one million common shares authorized for repurchase at an average price of $19.13. The repurchased shares are recorded as treasury stock and result in a reduction of shareholders' equity.

Subsequent to January 2, 2000, the Company's Board of Directors authorized the purchase of up to an additional 500,000 shares of the Company's common stock.

(8) Business Segment and Geographic Information

In June 1997, the FASB issued SFAS 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information" which was adopted by the Company in 1998. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

The Company operates in one industry segment encom-passing the development and management of privatized government institutions located in North America, the United Kingdom, South Africa and Australia.

As the Company operates and tracks its results in one operating segment, certain disclosure requirements are not applicable. Information about the Company's operations in different geographical regions is shown below. Sales are attributed to geographical areas based on location of operations and long-lived assets consist of property, plant and equipment.

(In thousands)

Fiscal Year                    1999       1998       1997
--------------                --------   --------  ---------

REVENUES:
  Domestic operations         $371,333   $264,642  $167,223
  International operations      67,151     48,117    39,707
                              --------   --------  --------
Total revenues                $438,484   $312,759  $206,930

OPERATING INCOME:
  Domestic operations         $ 18,939   $ 18,649  $ 12,388
  International operations       7,102      3,852     4,157
                              --------   -------   --------
Total operating income        $ 26,041   $ 22,501  $ 16,545

LONG-LIVED ASSETS:
  Domestic operations         $ 39,005   $ 28,944  $ 34,061
  International  operations      4,355      4,061     4,693
                              --------   -------   --------
Total long-lived assets       $ 43,360   $ 33,005  $ 38,754
                              --------   -------   --------

The Company's international operations represent its wholly-owned Australian subsidiaries which are pursuing construction and management contracts for correctional and detention facilities. Through its wholly-owned subsidiary, Wackenhut Corrections Corporation Australia Pty. Limited, the Company currently manages four correctional facilities and six immigration detention centers.

Except for the major customers noted in the following table, no single customer provided more than 10% of consolidated revenues during Fiscal 1999, 1998 and 1997:


Customer                          1999       1998     1997
--------                          ----       ----     ----
Various agencies of the
  State of Texas                   19%       25%       32%
State of Florida Correctional
  Privatization Committee          19%       11%       13%
                                   --        --        --

Concentration of credit risk related to accounts receivable is reflective of the related revenues.

Equity earnings of affiliates represents the operations of the Company's 50% owned joint venture in the United Kingdom (Premier Custodial Group Limited). This entity and its subsidiaries accounted for under the equity method, commenced operations of an initial prison in Fiscal 1994, two court escort and transport contracts in Fiscal 1996, a second correctional facility in Fiscal 1998 and three correctional facilities and electronic monitoring contracts in Fiscal 1999. Total equity in the undistributed earnings for Fiscal 1999, 1998, and 1997 was $5.5 million, $3.5 million and $1.8 million, respectively.

A summary of financial data for the Company's equity affiliates is as follows:

(In thousands)
                                  1999       1998       1997
                                --------   --------   --------
STATEMENT OF OPERATIONS DATA
  Revenues                      $147,274   $ 91,071   $ 51,009
  Operating income                11,048      7,032      3,884
  Net income                       6,618      4,163      2,209

BALANCE SHEET DATA
  Current assets                $ 44,213   $ 25,274   $ 14,595
  Noncurrent assets              230,581    145,433        517
  Current liabilities             26,774     17,769      8,115
  Noncurrent liabilities         232,961    141,165      4,029
  Stockholders equity             15,059     11,773      2,968
                                --------   --------   --------

The Company provided management services totaling $0.5 million to one U.K. affiliate in Fiscal 1997. No management fees were charged by the Company in Fiscal 1999 or 1998.


(9) Income Taxes

The provision for income taxes in the consolidated statements of income consists of the following components:


(In thousands)
                                  1999       1998       1997
                                --------   --------   --------
Federal income taxes:
  Current                       $  8,621   $ 11,440   $    175
  Deferred                         1,843     (3,233)     6,131
                                --------   --------   --------
                                  10,464      8,207      6,306
State income taxes:
  Current                       $  1,830   $  2,447   $    300
  Deferred                           178       (490)       620
                                --------   --------   --------
                                   2,008      1,957        920
                                --------   --------   --------
Total                           $ 12,472   $ 10,164   $  7,226
                                --------   --------   --------

A reconciliation of the statutory U.S. federal tax rate (35.0%) and the effective income tax rate is as follows:

(In thousands)
                                  1999       1998       1997
                                --------   --------   --------
Provisions using statutory
  federal income tax rate       $ 10,886   $  8,718   $  6,299
State income tax, net of
  federal tax benefit              1,367      1,101        818
Other, net                           219        345        109
                                --------   --------   --------
                                $ 12,472   $ 10,164   $  7,226
                                --------   --------   --------





The components of the net current deferred income tax liability/ (asset) at fiscal year end are as follows:

(In thousands)
                                            1999       1998
                                          -------    -------
Uniforms                                  $   249    $   320
Allowance for doubtful
  accounts                                   (398)        --
Accrued vacation                             (579)      (529)
Accrued liabilities                        (2,341)    (1,560)
                                          -------    -------
                                          $(3,069)   $(1,769)
                                          -------    -------

The components of the net non-current deferred income tax liability/ (asset) at fiscal year end are as follows:

(In thousands)
                                          1999          1998
                                        --------       -------

Depreciation                             $   948       $    --
Deferred revenue                          (8,356)       (9,026)
Deferred charges                            (489)         (291)
Income of foreign subsidiaries
  and affiliates                          11,675         8,086
Other, net                                    19           (46)
                                        --------       -------
                                        $  3,797       $(1,277)
                                        --------       -------

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


(10) Earnings Per Share

The table below shows the amounts used in computing earnings per share in accordance with Statement of Financial Accounting Standards No. 128 and the effects on income and the weighted average number of shares of potential dilutive common stock.

For Fiscal 1999, options to purchase 630,500 shares of the Company's common stock with exercise prices ranging from $13.75 to $26.88 per share and expiration dates between 2006 and 2009 were outstanding at January 2, 2000, but were not included in the computation of diluted EPS because their effect would be anti-dilutive if exercised.

For Fiscal 1998, outstanding options to purchase 178,000 shares of the Company's common stock with exercise prices ranging from $25.06 to $29.56 and expiration dates between 2007 and 2008, were also excluded from the computation of diluted EPS because their effect would be anti-dilutive if exercised.

For Fiscal 1997, options to purchase 1,000 shares of the Company's common stock at $29.56 per share were outstanding during 1997 but were not included in the computation of diluted EPS because their effect would be anti-dilutive. The options, which expire in 2007, were still outstanding at December 28, 1997.

(In thousands except per share data)

                                 1999      1998      1997
                               --------  --------  -------

Net Income                     $ 21,940  $  5,300  $11,875
Basic earnings per share:
Weighted average shares
  outstanding                    21,652    22,119   22,015
                               --------  --------  -------
Per share amount               $   1.01  $   0.24  $  0.54
                               --------  --------  -------

Diluted earnings per share:
 Weighted average shares
  outstanding                    21,652    22,119   22,015
Effect of dilutive securities:
Employee and director stock
  options                           363       564      682
                               --------  --------  -------
Weighted average shares
  assuming dilution              22,015    22,683   22,697
                               --------  --------  -------

Per share amount               $   1.00  $   0.23  $  0.52
                               --------  --------  -------


(11) Related Party Transactions

Related party transactions occur in the normal course of business between the Company and TWC. Such transactions include the purchase of goods and services and corporate costs for management support, office space, insurance and interest expense.

The Company incurred the following expenses related to transactions with TWC in the following years:

(In thousands)
                                 1999      1998      1997
                               --------  --------  -------
Food services                  $     --  $    839  $   461
General and administrative
  expenses                        2,944     1,718    1,200
Casualty insurance premiums       9,454     7,423    4,957
Rent                                286       361      285
Interest (income) expense          (492)     (122)      10
                               --------  --------  -------
                               $ 12,192  $ 10,219  $ 6,913
                               --------  --------  -------

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

The Company monitors the scope of these services on an ongoing basis and may adjust the level and related charges as required. Expenses under the Agreement for Fiscal 1999, Fiscal 1998, and Fiscal 1997 were $2.9 million, $1.7 million and $1.2 million, respectively. Casualty insurance premiums related to workers' compensation, general liability and automobile insurance coverage are provided through an insurance subsidiary of TWC. In addition, the Company is charged or charges interest on intercompany indebtedness at rates which reflect TWC's average interest costs on long-term debt, exclusive of mortgage financing. Interest expense (income) is calculated based on the average intercompany indebtedness. The Company's corporate offices are located in TWC's corporate office building for which it is allocated rent based upon space occupied under separate lease agreements.

Management believes that the difference between these expenses and those that would have been incurred on a stand-alone basis is not material.

(12) Stock Options

The Company has four stock option plans: the Wackenhut Corrections Corporation 1994 Stock Option Plan (First Plan), the Wackenhut Corrections Corporation Stock Option Plan (Second Plan), the 1995 Non-Employee Director Stock Option Plan (Third Plan) and the Wackenhut Corrections Corporation 1999 Stock Option Plan (Fourth Plan).

Under the First Plan, the Company may grant up to 897,600 shares of common stock to key employees and consultants. All options granted under this plan are exercisable at the fair market value of the common stock at date of grant, vest 100% after a minimum of six months and no later than ten years after the date of grant.

Under the Second Plan and Fourth Plan, the Company may grant options to key employees for up to 1,500,000 and 550,000 shares of common stock, respectively. Under the terms of these plans, the exercise price per share and vesting period is determined at the sole discretion of the Board of Directors. All options that have been granted under these plans are exercisable at the fair market value of the common stock at date of grant. Generally, the options vest and become exercisable ratably over a five-year period, beginning immediately on the date of grant. However, the Board of Directors has exercised its discretion and has granted options that vest 100% after a minimum of six months. All options under the Second Plan and Fourth Plan expire no later than ten years after the date of grant.

Under the Third Plan, the Company may grant up to 60,000 shares of common stock to non-employee directors of the Company. Under the terms of this plan, options are granted at the fair market value of the common stock at date of grant, become 100% exercisable immediately, and expire ten years after end of grant.

A summary of the status of the Company's four stock option plans as of January 2, 2000, January 3, 1999, and December 28, 1997, and changes during the years then ended is presented below.

                                                        1999                         1998                        1997
                                              ------------------------       ---------------------      ----------------------
                                                             Wtd. Avg.                   Wtd. Avg.                   Wtd. Avg.
                                                              Exercise                   Exercise                     Exercise
                                                Shares         Price         Shares        Price         Shares        Price
                                              ---------        -------       -------     ---------      -------       --------
Outstanding at beginning of year                929,904       $  12.78       923,484     $    9.76      989,534       $   7.16
Granted                                         277,500          18.51       191,000         25.02      176,500          21.08
Exercised                                        39,070           5.50       179,380          9.98      228,550           7.12
Forfeited/Cancelled                              17,000          21.67         5,200         21.93       14,000          11.88
                                              ---------        -------       -------     ---------      -------       --------
Options outstanding at end of year            1,151,334          14.28       929,904         12.78      923,484           9.76
                                              ---------        -------       -------     ---------      -------       --------
Options exercisable at year end                 817,934          11.67       758,904         11.50      629,084           6.13
                                              ---------        -------       -------     ---------      -------       --------


The following table summarizes information about the stock options outstanding at January 2, 2000:

                                                Options Outstanding                         Options Exercisable
                                   ----------------------------------------------     ------------------ -----------
                                                      Wtd. Avg.
                                      Number          Remaining         Wtd. Avg.       Number            Wtd. Avg.
                                   Outstanding       Contractual        Exercixe      Exercisable          Exercise
                                    At 1/2/00           Life             Price         At 1/2/00            Price
                                    ---------        -----------       ---------          -------          --------
      $ 1.20 - $ 3.75                 369,634            4.3            $   3.47          369,634          $   3.47
      $11.88 - $13.75                 153,200            6.0               11.90          153,200             11.90
      $14.69 - $16.88                  33,000            9.1               15.20           11,000             15.85
      $17.63 - $21.50                 352,000            8.5               19.51          144,200             19.81
      $22.63 - $25.06                 231,000            7.7               24.40          129,400             24.22
      $26.13 - $26.88                  12,500            8.4               26.28           10,500             26.16
                                    ---------            ---             -------          -------           -------
                                    1,151,334                                             817,934
                                    ---------                                             -------

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at date of grant in accordance with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:


Pro Forma Disclosures                                                             1999                         1998
---------------------                                                         ------------                --------------
Pro forma net earnings                                                          $20,599                      $ 4,234
Pro forma basic net earnings per share                                          $  0.95                      $  0.19
Pro forma diluted net earnings per share                                        $  0.94                      $  0.19
Pro forma weighted average fair value of options granted                        $ 10.40                      $ 14.36
Risk free interest rates                                                      4.63% - 5.91%                4.49% - 5.79%
Expected lives                                                                  4-8 years                    4-8 years
Expected volatility                                                                54%                          55%
                                                                              ------------                --------------

(13) Retirement and Deferred Compensation Plans

The Company has two noncontributory defined benefit pension plans covering certain of its executives. Retire-ment benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plan is not funded. The Company purchases and is the beneficiary of life insurance policies for each participant enrolled in the plan.

The assumptions for the discount rate and the average increase in compensation used in determining the pension expense and funded status information are 7.5% and 5.5%, respectively.

The total pension expense for 1999, 1998, and 1997 was $0.2 million, $0.1 million, and $0, respectively. The present value of accumulated pension benefits at year-end 1999, 1998, and 1997 was $0.4 million, $0.2 million, and $0.1 million, respectively and is included in "Other liabilities" in the accompanying consolidated balance sheets.

The Company has established a deferred compensation agreement for non-employee directors which allows eligible directors to defer their compensation in either the form of cash or stock. Participants may elect lump sum or monthly payments to be made at least one year after the deferral is made or at the time the participant ceases to be a director. The Company recognized total compensation expense under this plan of $0, $0.1 million and $0.2 million for 1999, 1998, and 1997, respectively.

The liability for the deferred compensation was $0.3 million, $0.3 million and $0.2 million for years ending 1999, 1998 and 1997, respectively, and is included in "Accrued expenses" in the accompanying consolidated balance sheets.

The Company also has a non-qualified deferred compensation plan for employees who are ineligible to participate in the Company's qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary, which earns interest at a rate equal to the prime rate less 0.75%. The Company matches employee contributions up to $400 each year based on the employee's years of service. Payments will be made at retirement age of 65 or at termination of employment. The expense recognized by the Company in 1999, 1998, and 1997 was $0.2 million, $0.08 million and $0.04 million, respectively. The liability for this plan was $0.38 million, $0.18 million, and $0.1 million, respectively, and is included in "Accrued expenses" in the accompanying consolidated balance sheets.


(14) Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the Company and its subsidiaries for the Fiscal years ended January 2, 2000, and January 3, 1999, is as follows:

(In thousands, except per share data)


                                                                    First           Second           Third           Fourth
1999                                                               Quarter          Quarter         Quarter          Quarter
----                                                             ----------       ----------      ----------       ----------
Revenues                                                         $   97,431       $  106,049      $  112,046       $  122,958
Operating income                                                 $    6,543       $    6,789      $    6,934       $    5,775
Net income                                                       $    4,839       $    5,357      $    5,694       $    6,050
Basic earnings per share                                         $     0.22       $     0.25      $     0.26       $     0.28
Diluted earnings per share                                       $     0.22       $     0.24      $     0.26       $     0.28

1998
----                                                             ----------       ----------      ----------       ----------
Revenues                                                         $  71,269        $   74,617      $   78,177       $   88,696
Operating income                                                 $   4,992        $    6,369      $    6,101       $    5,039
Net income (loss)                                                $  (8,165)       $    4,652      $    4,337       $    4,476
Basic earnings per share
    Income before cumulative effect of change in accounting
      for start-up costs                                         $    0.15        $     0.21      $     0.20       $     0.20
    Cumulative  effect of change in  accounting  for start-up    $   (0.52)       $      ---      $      ---       $      ---
costs
    Net income (loss)                                            $   (0.37)       $     0.21      $     0.20       $     0.20
Diluted earnings per share
    Income before cumulative effect of change in accounting
      for start-up costs                                         $    0.15        $     0.20      $     0.19       $     0.20
    Cumulative  effect of change in  accounting  for start-up    $   (0.51)       $      ---      $     ---        $      ---
costs
    Net income (loss)                                            $   (0.36)       $     0.20      $     0.19       $     0.20
                                                                 ----------       ----------      ----------       ----------


Report of Independent Certified Public Accountants

To the Shareholders of
         Wackenhut Corrections Corporation:

We have audited the accompanying consolidated balance sheets of Wackenhut Corrections Corporation (a Florida corporation) and subsidiaries as of January 2, 2000, and January 3, 1999, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three fiscal years in the period ended January 2, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wackenhut Corrections Corporation and subsidiaries as of January 2, 2000, and January 3, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2000, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective December 29, 1997 the Company changed its method of accounting for costs of start-up activities.


ARTHUR ANDERSEN LLP

West Palm Beach, Florida,
February 15, 2000.

Management's Responsibility for Financial Statements

To the Shareholders of
         Wackenhut Corrections Corporation:

The accompanying consolidated financial statements have been prepared in conformity with generally accept-ed accounting principles. They include amounts based on judgments and estimates.

Representation in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet manage-ment's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that the Company's assets are controlled and safe-guarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

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

The Audit Committee of the Board of Directors meets periodically with representatives of management, the independent certified public accountants and the Com-pany's internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent certified public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.




George R. Wackenhut                                     John G. O'Rourke
Chairman                                                Senior Vice President
                                                        Chief Financial Officer
                                                        and Treasurer


George C. Zoley
Vice Chairman and Chief Executive Officer