Form 10-K405, Exhibit 13
period 2000-12-31
WACKENHUT CORRECTIONS CORP
filed 2001-03-26
CIK 923796

FINANCIAL REVIEW

WACKENHUT CORRECTIONS CORPORATION



MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The ensuing table shows the high and low prices for Wackenhut Corrections Corporation's ("the Company") common stock, as reported by the New York Stock Exchange, for each of the four quarters of fiscal 2000 and 1999. The prices shown have been rounded to the nearest $1/16th. The approximate number of shareholders of record as of March 16, 2001, was 200.

                              2000                            1999
     -----------------------------------------------------------------------
     Quarter          High             Low           High              Low
     -----------------------------------------------------------------------
     First          $ 11-3/8         $ 8-3/8      $ 28-1/16         $ 18-5/8
     Second            9-3/8           6-1/4        21-3/16           15-7/8
     Third           9-11/16          7-3/16       20-13/16          13-3/16
     Fourth            7-3/4               6        14-3/16          9-11/16
     -----------------------------------------------------------------------

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

The Company actively pursued its stock buy-back program in open market and block purchases. During fiscal 2000 and 1999, the Company purchased 500,000 and 424,500 shares, respectively, of its common stock at an average price of $9.87 and $18.72 per share, respectively.

FORWARD-LOOKING STATEMENTS

Certain statements included in this document may contain forward-looking statements regarding future events and future performance of the Company that involve risks and uncertainties that could materially affect actual results, including statements regarding estimated earnings, revenues and costs and estimated openings of new facilities and new global business development opportunities. For further discussion of these statements, refer to the inside back cover of this document.

SELECTED FINANCIAL DATA
(U.S. dollars in thousands, except per share and operational data)



The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto.


 FISCAL YEAR ENDED:(1)                                                                   2000                     1999
------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:

Revenues                                                                      $   535,557      100.0%    $  438,484     100.0%

Operating income                                                                   18,912        3.5%        26,041       5.9%

Income before cumulative effect of change in accounting for start-up costs         16,994        3.2%        21,940       5.0%

Cumulative effect of change in accounting for start-up costs                           --        0.0%            --       0.0%
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $    16,994        3.2%    $   21,940       5.0%
------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC:

Income before cumulative effect of change in accounting for start-up costs    $      0.81                $     1.01

Cumulative effect of change in accounting for start-up costs                           --                        --
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $      0.81                $     1.01
------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - DILUTED:

Income before cumulative effect of change in accounting for start-up costs    $      0.80                $     1.00

Cumulative effect of change in accounting change for start-up costs                    --                        --
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $      0.80                $     1.00
------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING:

Basic                                                                              21,110                    21,652

Diluted                                                                            21,251                    22,015
------------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION:

Current assets                                                                $   129,637                $  134,893

Current liabilities                                                                73,636                    55,516

Total assets                                                                      223,571                   204,425

Total debt                                                                         10,000                    15,000

Shareholders' equity                                                              127,164                   118,684
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS DATA:

Contracts/award                                                                        57                        56

Facilities in operation                                                                51                        50

Design capacity of contracts                                                       39,944                    39,930

Design capacity of facilities in operation                                         32,536                    32,110

Compensated resident days(2)                                                   10,572,093                 9,636,099
------------------------------------------------------------------------------------------------------------------------------

(1) The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1998 included 53 weeks. Fiscal 2000, 1999, 1997, 1996 and 1995 each included 52 weeks.

(2) Compensated resident days are calculated as follows: (a) per diem rate facilities - the number of beds occupied by residents on a daily basis during the fiscal year and, (b) fixed rate facilities - the design capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year. Amounts exclude compensated resident days for United Kingdom facilities.

           1998                           1997                           1996                        1995
------------------------------------------------------------------------------------------------------------------
$  312,759         100.0%       $  206,930        100.0%      $  137,784        100.0%     $   99,431        100.0%

    22,501           7.2%           16,545          8.0%           9,731          7.1%          7,229          7.3%

    16,828           5.4%           11,875          5.7%           8,261          6.0%          4,440          4.5%

   (11,528)         (3.7)%              --          0.0%              --          0.0%             --          0.0%
------------------------------------------------------------------------------------------------------------------
 $   5,300           1.7%       $   11,875          5.7%      $    8,261          6.0%     $    4,440          4.5%
------------------------------------------------------------------------------------------------------------------


 $    0.76                      $     0.54                    $     0.39                   $     0.26

     (0.52)                             --                            --                           --
------------------------------------------------------------------------------------------------------------------
 $    0.24                      $     0.54                    $     0.39                   $     0.26
------------------------------------------------------------------------------------------------------------------


 $    0.74                      $     0.52                    $     0.37                   $     0.25

     (0.51)                             --                            --                           --
------------------------------------------------------------------------------------------------------------------
 $    0.23                      $     0.52                    $     0.37                   $     0.25
------------------------------------------------------------------------------------------------------------------


    22,119                          22,015                        21,361                       16,850

    22,683                          22,697                        22,128                       17,708
------------------------------------------------------------------------------------------------------------------


 $  94,464                      $   75,172                    $   75,313                   $   22,353

    28,145                          23,946                        13,183                        8,898

   148,008                         139,203                       106,811                       38,840

       213                             225                           237                          991

   102,940                         102,295                        87,969                       25,229
------------------------------------------------------------------------------------------------------------------


        52                              46                            34                           24

        40                              32                            19                           16

    35,707                          30,144                        24,371                       16,054

    26,651                          20,720                        12,235                        9,135

 7,678,858                       5,192,614                     3,585,100                    2,350,843
------------------------------------------------------------------------------------------------------------------

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

FORWARD-LOOKING STATEMENTS

Certain statements included in this document may contain forward-looking statements regarding future events and future performance of the Company that involve risks and uncertainties that could materially affect actual results, including statements regarding estimated earnings, revenues and costs and estimated openings of new facilities and new global business development opportunities. For further discussion of these statements, refer to the inside back cover of this document.

OVERVIEW

The Company, a 57% owned subsidiary of The Wackenhut Corporation ("TWC", NYSE:
WAK and WAKB), is a leader in offering government agencies a turnkey approach to developing new correctional institutions that includes design, construction, financing and operations. It provides a broad spectrum of correctional services, which include adult corrections, juvenile facilities, community corrections and special purpose institutions. Additionally, the Company is a leading developer and manager of public sector mental health facilities.

The company has contracts/awards to manage 55 facilities in the United States, the United Kingdom, Australia, South Africa, and New Zealand with a total of 39,522 beds, and additional contracts for prisoner transportation, correctional health care services, mental health services, and facility design and construction.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are from operations, borrowings under its credit facilities, and sale of its rights to acquire prison facilities. Cash and equivalents totaled $33.8 million at December 31, 2000, compared to $41.0 million at January 2, 2000.

One of the Company's sources of liquidity is a $30 million multi-currency revolving credit facility, which includes $5.0 million for the issuance of letters of credit. At December 31, 2000, $10.0 million was outstanding under this facility. In addition, at December 31, 2000 the Company had six letters of credit outstanding in an aggregate amount of approximately $2.8 million. The unused portion of the revolving credit facility at December 31, 2000 was $20.0 million. At December 31, 2000, the Company also had outstanding twelve letters of guarantee totaling approximately $13.3 million under separate international facilities.

The Company also has a $220 million operating lease facility established to acquire and develop new correctional institutions used in its business. As of December 31, 2000, approximately $142.7 million of this operating lease facility was utilized for properties in operation or under development.

Cash provided by operating activities amounted to $25.9 million in fiscal 2000 versus cash provided by operating activities of $22.2 million in fiscal 1999, primarily reflecting a lower balance in accounts receivable and other current assets offset by higher balances in accounts payable and accrued expenses.

Cash used in investing activities increased by $11.8 million to $20.9 million in fiscal 2000 as compared to fiscal 1999. This change is primarily due to the Company receiving net proceeds of $23.9 million for the sale of the 600-bed expansion of Lea County Correctional Facility and the right to acquire the Lawton Correctional Facility to Correctional Properties Trust ("CPV") in fiscal 1999 offset by lower capital expenditures. In 2000 the Company exercised the right to acquire the Jena Juvenile Justice Center from the trust of the Company's operating facility and simultaneously sold it to CPV. The Company recognized no net proceeds from the sale. The Company also received $10.0 million in proceeds from the sale of approximately one-half of the Company's loans to overseas affiliates in fiscal 1999 as compared to $2.5 million in fiscal 2000.

Cash used in financing activities increased by $17.0 million to $9.9 million in fiscal 2000 as compared to fiscal 1999. This change is primarily due to the increase in payments made by the Company related to its long-term debt and a decrease in proceeds received by the Company in 2000 as compared to 1999.

Current cash requirements consist of amounts needed for: working capital; furniture, fixtures, equipment, and supply purchases; investments in joint ventures; and investments in facilities. Some of the Company's management contracts require the Company to make substantial initial expenditures of cash in connection with opening or renovating a facility. The initial expenditures subsequently are fully or partially recoverable as pass-through costs or are billable as a component of the "per diem" rates or monthly fixed fees to the contracting agency over the original term of the contract.

The accumulated other comprehensive loss component of shareholders' equity increased from a deficit of $1.9 million at January 2, 2000 to a deficit of $5.5 million at December 31, 2000, primarily due to the decrease in the value of the Australian dollar relative to the United States dollar in connection with our Australian and New Zealand operations.

Management believes that cash on hand, cash funds from operations and available lines of credit will be adequate to support currently planned business expansion and various obligations incurred in the operation of the Company's business, both on a near and long-term basis.

The Company's access to capital and ability to compete for future capital intensive projects is dependent upon, among other things, its ability to meet certain financial covenants included in the $220 million operating lease facility and the Company's $30 million revolving credit facility. A substantial decline in the Company's financial performance as a result of an increase in operational expenses relative to revenue could negatively impact the Company's ability to meet these covenants, and could therefore, limit the Company's access to capital.

INFLATION

Management believes that inflation, in general, did not have a material effect on the Company's results of operations during 1999 and 1998. However, in 2000, the Company experienced increased wage pressures due to tight labor markets in certain key geographic areas. In addition, the Company was negatively impacted by significant increases in utilities costs in 2000, particularly in the western United States. While some of the Company's contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on the Company's results of operations in the future to the extent that wages and salaries, which represent the largest expense to the Company, increase at a faster rate than the per diem or fixed rates received by the Company for its management services.

MARKET RISK

The Company is exposed to market risks, including changes in interest rates and currency exchange rates.

These exposures primarily relate to changes in interest rates with respect to a $220 million operating lease facility and a $30 million revolving credit facility. Monthly payments under these facilities are indexed to a variable interest rate. Based upon the Company's interest rate and foreign currency exchange rate exposure at December 31, 2000, a 100 basis point change in the current interest rate or a 10 percent increase in historical currency rates would have approximately a $1.5 million effect on the Company's financial position and results of operations over the next fiscal year.

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto.

FISCAL 2000 COMPARED WITH FISCAL 1999

Revenues increased $97.1 million, or 22.1% to $535.6 million in 2000 from $438.5 million in 1999. Approximately $68.7 million of the increase in revenues in 2000 compared with 1999 is primarily attributable to increased compensated resident days resulting from the opening of two new facilities in 2000 and increased compensated resident days at six facilities that opened in 1999 offset by the loss of the Jena, Louisiana and Travis County, Texas contracts (see Table 1 on page F10). Approximately $27.8 million of the increase in revenues represents project revenue for the development of the South Florida State Hospital and Curacao projects. The balance of the increase in revenues was attributable to facilities open during all of both periods. The Company expects to open two facilities in the first quarter of 2001, a 784-bed facility in Del Rio, Texas and 1,200-bed facility in Winton, North Carolina. When opening a new facility the Company incurs significant costs for payroll and training of new personnel. However, the Company does not receive occupants until the contracting agency has certified the facility as being complete and ready for use. The Company believes it will meet all the necessary requirements and intake inmates in accordance with its planned schedule. However there can be no assurances that the contracting agency will certify the facility and as a result that the facility will open as scheduled. Any delays in opening could significantly impact the Company's first quarter 2001 results of operations.

The number of compensated resident days in domestic facilities increased to 8.8 million in 2000 from 8.5 million in 1999. Average facility occupancy in domestic facilities remained constant at 97.4% for 2000 and 1999. Compensated resident days in Australian facilities increased to 1.8 million from 1.1 million in 1999 primarily due to higher compensated resident days at the immigration detention facilities. Average facility occupancy in Australian facilities increased to 99.1% in 2000 from 96.6% in 1999.

Operating expenses increased by 24.1% to $483.0 million in 2000 compared to $389.3 million in 1999. As a percentage of revenues, operating expenses increased to 90.2% in 2000 from 88.8% in 1999. This increase primarily reflects the eight facilities that were opened in 2000 and 1999, as described above. Additionally, there are a number of secondary factors contributing to the increase which include the following: lease expense for payments made to CPV of $21.6 million, excluding the Jena lease payments included in the one-time special charge, offset by $1.9 million in amortization of the deferred revenue from the sale of properties to CPV; expenses related to the construction of new facilities for the South Florida State Hospital and the government of the Netherlands Antilles; and additional expenses related to operations at the Jena Juvenile Justice Center (Louisiana), Lea County Correctional Facility (New Mexico), Ronald McPherson Correctional Facility (Arkansas), Scott Grimes Correctional Facility (Arkansas), Michigan Youth Correctional Facility (Michigan), and North

Texas Intermediate Sanction Facility (Texas). The Company has developed strategies to improve the operational performance of these facilities, however, there can be no assurances that these strategies will be successful. Additionally, the Company has informed the Arkansas Board of Correction and Community Punishment and the Arkansas Department of Correction that the Company would not consider a third extension of its management service contract for the Grimes and McPherson Correctional Facilities under the contracts' current terms and conditions. The existing contracts are set to expire on June 30, 2001. The Company does not expect the expiration of the current management contracts to have any material impact on the Company's financial guidance for the fiscal year 2001. Both Arkansas prisons are owned by the State. However, there can be no assurance that the Company will be able to exit these facilities with out negative financial impact. The Company continues to incur increasing insurance costs due to adverse claims experience. Based on the Company's experience, 2000 insurance rates (based on payroll) increased over 1999 resulting in approximately $2.4 million of additional expense. Unanticipated additional insurance costs could adversely impact results of operations and the Company's financial guidance for 2001. The Company is developing a strategy to improve the management of its future loss claims but can provide no assurances that this strategy will be successful. As previously discussed the Company also incurred significant unanticipated wage increases in 2000 due to tight labor markets. Additionally, during 2000, the Company experienced increased medical costs for offsite hospitalizations and treatment of serious illnesses of certain residents, which were beyond the treatment capabilities of the Company's facilities.

In 2000, the Company reported an operating charge of $3.8 million ($2.3 million after tax, or $0.11 per share), related to the de-activation of the Jena, Louisiana facility. The Company estimates the facility will remain inactive through the end of 2001.

Depreciation and amortization increased by 61.3% to $8.6 million in 2000 from $5.4 million in 1999 due to the increase in operational assets during 2000 as compared with 1999 as well as increased leasehold improvements at the New Mexico, Oklahoma, and San Diego facilities. As a percentage of revenues, depreciation and amortization increased to 1.6% from 1.2% in 1999.

Contribution from operations decreased 8.6% to $40.0 million in 2000 from $43.8 million in 1999. As discussed above, this decrease is primarily attributable to the special operating charge related to the Jena Juvenile Justice Center as well as the eight new facilities that opened in 2000 and 1999. As a percentage of revenue, contribution from operations decreased to 7.5% in 2000 from 10.0% in 1999.

General and administrative expenses increased 18.9% to $21.1 million in 2000 from $17.8 million in 1999. The increase reflects costs related to additional personnel and infrastructure, as well as $1.1 million of additional costs related to the Company's service agreement with TWC. As a percentage of revenue, general and administrative expenses decreased to 3.9% in 2000 from 4.1% in 1999.

Operating income decreased by 27.4% to $18.9 million in 2000 from $26.0 million in 1999. As a percentage of revenue, operating income decreased to 3.5% in 2000 from 5.9% in 1999 due to the factors impacting contribution from operations.

Interest income decreased 26.2% to $2.6 million in 2000 from $3.6 million in 1999. This decrease is primarily due to lower invested cash balances and the sale of approximately one-half of the Company's loans to overseas affiliates.

Interest expense increased 19.7% to $1.3 million in 2000 from $1.1 million in 1999. This increase is due to increased interest rates.

Other income decreased 75.4% to $0.6 million in 2000 from $2.6 million in 1999. This decrease is due to a $2.6 million gain from the sale of approximately one-half of the Company's loans to overseas affiliates in 1999 as compared with the $0.6 million gain recorded in 2000. These loans were previously included in "Investments in and advances to affiliates" in the accompanying consolidated balance sheets.

Income before income taxes and equity in earnings of affiliates, decreased to $20.9 million in 2000 from $31.1 million in 1999 due to the factors described previously.

Provision for income taxes decreased to $8.4 million in 2000 from $12.5 million in 1999 due to the decrease in income before income taxes and the decrease in the effective rate to 40.0% in 2000 from 40.1% in 1999.

Equity in earnings of affiliates, net of income tax provision, increased 35.7% to $4.5 million in 2000 from $3.3 million in 1999 due to the commencement of home monitoring contracts in January 1999 and the opening of H.M. Prison Kilmarnock in March 1999, the Hassockfield Secure Training Centre in Medomsley, England in September 1999 and H.M. Prison Pucklechurch in Pucklechurch, England in November 1999.

Net income decreased 22.5% to $17.0 million in 2000 from $21.9 million in 1999 as a result of the factors described above.

FISCAL 1999 COMPARED WITH FISCAL 1998

Revenues increased $125.7 million, or 40.2% to $438.5 million in 1999 from $312.8 million in 1998. Approximately $110.6 million of the increase in revenues is attributable to increased compensated resident days resulting from the opening of six new facilities in 1999 and increased compensated resident days at ten facilities that opened in 1998 (see Table 1 on page F10). Approximately $8.9 million of the increase in revenues represents project revenue for the development of the South Florida State Hospital. The balance of the increase in revenues was attributable to facilities open during all of both periods.

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

General and administrative expenses increased 19.6% to $17.8 million in 1999 from $14.9 million in 1998. The increase reflects costs related to additional personnel and infrastructure, continued growth in the Company's business development efforts, as well as additional costs related to the Company's service agreement with TWC. As a percentage of revenue, general and administrative expenses decreased to 4.1% in 1999 from 4.7% in 1998.

Operating income increased by 15.7% to $26.0 million in 1999 from $22.5 million in 1998. As a percentage of revenue, operating income decreased to 5.9% in 1999 from 7.2% in 1998 due to the factors impacting contribution from operations offset by leveraging of general and administrative expenses.

Interest income increased 45.1% to $3.6 million in 1999 from $2.5 million in 1998. This increase is due to higher invested cash balances.

Interest expense increased to $1.1 million in 1999 from $0.0 million in 1998. This increase is due to the increase in long-term debt.

Other income increased 100.0% to $2.6 million in 1999 from $0.0 million in 1998. This increase is due to a $2.6 million gain from the sale of approximately one-half of the Company's loans to overseas affiliates. These loans were previously included in "Investments in and advances to affiliates" in the accompanying consolidated balance sheets.

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

Net income increased 314.0% to $21.9 million in 1999 from $5.3 million in 1998 as a result of the factors described above.

Table 1

The following table summarizes certain information with respect to facilities opened by the Company (or a subsidiary or joint venture of the Company) during Fiscal years 2000, 1999, and 1998.

------------------------------------------------------------------------------------------------------------------------------------
                                                             DESIGN                     SECURITY    OPENING               RENEWAL
     FACILITY NAME           LOCATION        COMPANY ROLE   CAPACITY     FACILITY TYPE   LEVEL       DATE      TERM        OPTION
------------------------------------------------------------------------------------------------------------------------------------
FACILITIES OPENED IN 2000:
Auckland Central         Auckland, New       Management          383     National       Med/Max     Jul `00    5 yrs     None
Remand Prison            Zealand                                         Prison
------------------------------------------------------------------------------------------------------------------------------------
South Florida State      Pembroke Pines,     Design/             350     State          Non-        Dec `00    5 yrs     3-Five-year
Hospital                 FL                  Construction/               Psychiatric    Secure
(new construction)                           Management                  Hospital
------------------------------------------------------------------------------------------------------------------------------------
Western Region           San Diego, CA       Renovation/         616     Detention      Med/Max     Jul `00   15 yrs     4-One-year
Detention Facility at                        Management                                                                  options
San Diego

FACILITIES OPENED IN 1999:
Guadalupe County         Santa Rosa, NM      Design/             600     State          Medium      Jan `99    3 yrs     Annual
Correctional Facility                        Construction/               Prison
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
H.M. Prison              Kilmarnock,         Design/             548     National
Kilmarnock               Scotland            Construction/               Prison         All levels  Mar `99   25 yrs     None
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
Melbourne Custody        Melbourne,          Management           80     City Jail      All levels  Mar `99    3 yrs     2- One-year
Centre                   Australia                                                                                       options
------------------------------------------------------------------------------------------------------------------------------------
East Mississippi         Meridian, MS        Design/             500     State          Mental      Apr `99    5 yrs     1-Two-year
Correctional Facility                        Construction/               Prison         Health                           Option
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
Michigan Youth           Baldwin, MI         Design/             480     State          Maximum     Jul `99    4 yrs     Unlimited,
Correctional Facility                        Construction/               Prison                                          Four-year
                                             Management                                                                  terms
------------------------------------------------------------------------------------------------------------------------------------
Hassockfield Secure      Medomsley,          Design/              40     National       Medium      Sep `99   15 yrs     None
Training Centre          England             Construction                Prison
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
Curtin Immigration       Derby, Western      Management          600     Immigration    All levels  Oct `99    3 yrs(3)  2-Three-
Reception &              Australia                                       Detention                                       year
Processing Centre
------------------------------------------------------------------------------------------------------------------------------------
H.M. Prison              Pucklechurch,       Design/             400     National       Medium      Nov `99   25 yrs     None
Pucklechurch             England             Construction/               Prison
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
Woomera                  Woomera, South      Management          800     Immigration    All levels  Nov `99    3 yrs(3)  2-Three-
Immigration              Australia                                       Detention                                       year
Reception &
Processing Centre
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             DESIGN                     SECURITY    OPENING                RENEWAL
    FACILITY NAME        LOCATION            COMPANY ROLE   CAPACITY     FACILITY TYPE   LEVEL       DATE     TERM         OPTION
------------------------------------------------------------------------------------------------------------------------------------
FACILITIES OPENED IN 1998:
Scott Grimes             Newport, AR         Design/             600     State          Min/Med     Jan `98    2 yrs     Unlimited,
Correctional Facility                        Construction/               Prison                                          Two-year
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
Ronald McPherson         Newport, AR         Design/             685     State          All levels  Jan `98    2 yrs     Unlimited,
Correctional Facility                        Construction/               Prison                                          Two-year
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
Karnes County            Karnes City, TX     Management          579     County Jail    All levels  Jan `98   Varies(1)  Varies(1)
Correctional Center
------------------------------------------------------------------------------------------------------------------------------------
Broward County           Broward County,     Design/             300     Community      Non-        Feb `98    5 yrs     Unlimited,
Work Release Center      FL                  Construction/               Work           Secure                           Two-year
                                             Management                  Release
                                                                         Center
------------------------------------------------------------------------------------------------------------------------------------
H.M. Prison Lowdham      Nottinghamshire,    Management          524     National       All levels  Feb `98   25 yrs     None
Grange                   England                                         Prison
------------------------------------------------------------------------------------------------------------------------------------
Lea County               Hobbs, NM           Design/           1,200     County Jail    All levels  May `98    3 yrs     Annual
Correctional Facility                        Construction/
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
Lawton Correctional      Lawton, OK          Design/           1,800     State          Medium      Jul `98    1 yr      4-One-year
Facility                                     Construction/               Prison
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
George W. Hill           Thornton, PA        Design/           1,562(2)  County Jail    All levels  Jul `98    5 yrs     Unlimited,
Correctional Facility                        Construction/                                                               Two-year
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
South Florida State      Pembroke Pines,     Assume              350     State          Non-        Nov `98    5 yrs     3-Five-year
Hospital                 FL                  Management                  Psychiatric    Secure
                                             of Existing                 Hospital
------------------------------------------------------------------------------------------------------------------------------------
Jena Juvenile Justice    Jena, LA            Design/             276     Juvenile       All levels  Dec `98    N/A(4)    None
Center                                       Construction/               Center
                                             Management
------------------------------------------------------------------------------------------------------------------------------------
Cleveland                Cleveland, TX       Management          520     State          Medium      Jan 1999   1 yr      4-One-year
Correctional Center                                                      Prison


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

(4)  The contract for this facility was terminated in May 2000.

WACKENHUT CORRECTIONS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except per share data)



FISCAL YEARS ENDED DECEMBER 31, 2000, JANUARY 2, 2000, and JANUARY 3, 1999

                                                                                       2000           1999           1998
----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                             $ 535,557      $ 438,484      $ 312,759
 Operating Expenses
   (including amounts related to The Wackenhut Corporation                             483,035        389,325        271,840
   (TWC) of $13,588, $9,454 and $8,182)
 Jena Charge                                                                             3,849             --             --
 Depreciation and amortization                                                           8,639          5,355          3,567
----------------------------------------------------------------------------------------------------------------------------
 Contribution from operations                                                           40,034         43,804         37,352
 General and administrative expenses                                                    21,122         17,763         14,851
   (including amounts related to TWC of $3,783, $3,229 and $2,159)
----------------------------------------------------------------------------------------------------------------------------
 Operating income                                                                       18,912         26,041         22,501
 Interest income                                                                         2,625          3,558          2,452
    (including amounts related to TWC $8, $492, and $122)
 Interest expense                                                                       (1,322)        (1,104)           (42)
    (including amounts related to TWC of ($73), $--, and $--)
 Other income, net                                                                         641          2,608             --
----------------------------------------------------------------------------------------------------------------------------
 Income before income taxes, equity in earnings of affiliates, and                      20,856         31,103         24,911
   cumulative effect of change in accounting for start-up costs
 Provision for income taxes                                                              8,352         12,472         10,164
----------------------------------------------------------------------------------------------------------------------------
 Income before equity in earnings of affiliates and                                     12,504         18,631         14,747
   cumulative effect of change in accounting for start-up costs
 Equity in earnings of affiliates,                                                       4,490          3,309          2,081
   (net of income tax provision of $2,985, $2,215, and $1,434)
----------------------------------------------------------------------------------------------------------------------------
 Income before cumulative effect of change in accounting for start-up costs             16,994         21,940         16,828
 Cumulative effect of change in accounting for start-up costs, net of tax                   --             --        (11,528)
----------------------------------------------------------------------------------------------------------------------------
 NET INCOME                                                                          $  16,994      $  21,940      $   5,300
============================================================================================================================
 Earnings Per Share
   Basic
    Income before cumulative effect of change in accounting for start-up costs       $    0.81      $    1.01      $    0.76
    Cumulative effect of change in accounting for start-up costs                            --             --          (0.52)
----------------------------------------------------------------------------------------------------------------------------
    Net income                                                                       $    0.81      $    1.01      $    0.24
----------------------------------------------------------------------------------------------------------------------------
   Diluted
    Income before cumulative effect of change in accounting for start-up costs       $    0.80      $    1.00      $    0.74
    Cumulative effect of change in accounting for start-up costs                            --             --          (0.51)
----------------------------------------------------------------------------------------------------------------------------
    Net Income                                                                       $    0.80      $    1.00      $    0.23
----------------------------------------------------------------------------------------------------------------------------
 Basic weighted average shares outstanding                                              21,110         21,652         22,119
----------------------------------------------------------------------------------------------------------------------------
 Diluted weighted average shares outstanding                                            21,251         22,015         22,683
============================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except per share data)




DECEMBER 31, 2000 and JANUARY 2, 2000

                                                                                           2000            1999
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                                             $  33,821      $  41,029
   Accounts receivable, less allowance for doubtful accounts of $1,262 and $1,499           80,508         77,779
   Deferred income tax asset                                                                 4,124          3,069
   Other                                                                                    11,184         13,016
                                                                                         ------------------------
      Total Current Assets                                                                 129,637        134,893
                                                                                         ------------------------
Property and Equipment, net                                                                 54,620         43,360
Investments in and advances to affiliates                                                   30,610         20,686
Goodwill, net                                                                                1,398          1,776
Deferred income tax asset                                                                    1,963          1,066
Other                                                                                        5,343          2,644
                                                                                         ------------------------
                                                                                         $ 223,571      $ 204,425
-----------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                                      $  18,351         12,631
   Accrued payroll and related taxes                                                        12,744         11,305
   Accrued expenses                                                                         39,548         28,553
   Current portion of deferred revenue                                                       2,993          3,027
                                                                                         ------------------------
      Total Current Liabilities                                                             73,636         55,516
                                                                                         ------------------------
Long-term debt                                                                              10,000         15,000
Deferred revenue                                                                            12,771         15,225
                                                                                         ------------------------
Commitments and contingencies (notes 6 and 7)

SHAREHOLDERS' EQUITY
   Preferred stock, $.01 par value, 10,000,000 shares authorized                                --             --
   Common stock, $.01 par value, 30,000,000 shares authorized, 21,013,024 and
      21,508,922 shares issued and outstanding                                                 210            215
   Additional paid-in capital                                                               61,992         66,908
   Retained earnings                                                                        70,457         53,463
   Accumulated other comprehensive loss                                                     (5,495)        (1,902)
                                                                                         ------------------------
      Total shareholders' equity                                                           127,164        118,684
                                                                                         ------------------------
                                                                                         $ 223,571      $ 204,425
-----------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

WACKENHUT CORRECTIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)


FISCAL YEARS ENDED DECEMBER 31, 2000, JANUARY 2, 2000, and JANUARY 3, 1999

                                                                               2000          1999          1998
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income                                                               $ 16,994      $ 21,940      $   5,300
    Adjustments to reconcile net income to net cash
    provided by (used in) operating activities
        Depreciation and amortization expense                                   8,639         5,355          3,567
        Deferred tax benefit                                                   (1,952)         (842)        (4,304)
        Provision for doubtful accounts                                         1,755         1,474            401
        Gain on sale of loans receivable                                         (641)       (2,608)            --
        Equity in earnings of affiliates, net of tax                           (4,490)       (3,309)        (2,081)
        Tax benefit related to employee stock options                              --           321          3,231
        Cumulative effect of change in accounting for start-up costs,              --            --         11,528
           net of tax
    Changes in assets and liabilities
      (Increase) decrease in assets:
        Accounts receivable                                                    (6,227)      (18,525)       (25,146)
        Other current assets                                                      204        (1,997)        (5,561)
        Other assets                                                           (3,325)         (276)        (1,053)
       Increase (decrease) in liabilities:
        Accounts payable and accrued expenses                                  15,669        20,327         (2,278)
        Accrued payroll and related taxes                                       1,768         1,228          1,740
        Deferred revenue                                                       (2,488)         (854)           694
                                                                             -------------------------------------
    Net cash provided by (used in) operating activities                        25,906        22,234        (13,962)
                                                                             -------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Investments in and advances to affiliates                                  (4,515)       (5,528)        (4,607)
    Repayments of investments in and advances to affiliates                       246         1,442             --
    Proceeds from the sale of loans receivable                                  2,461         9,997             --
    Capital expenditures                                                      (19,138)      (38,966)       (24,516)
    Proceeds from sales of facilities to CPV                                       --        23,881         41,768
                                                                             -------------------------------------
    Net cash (used in) provided by investing activities                       (20,946)       (9,174)        12,645
                                                                             -------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
    Advances from (to) TWC                                                     61,556       (23,102)      (175,091)
    Repayments (to) from TWC                                                  (61,556)       23,102        175,091
    Proceeds from long-term debt                                                9,000        15,000             --
    Payments on long-term debt                                                (14,000)         (213)           (12)
    Proceeds from the exercise of stock options                                    12           215          1,928
    Repurchase of common stock                                                 (4,933)       (7,947)        (8,853)
                                                                             -------------------------------------
    Net cash provided by (used in) financing activities                        (9,921)        7,055         (6,937)
                                                                             -------------------------------------
Effect of exchange rate changes on cash and cash equivalents                   (2,247)          674           (466)
                                                                             -------------------------------------
Net (decrease) increase in cash and cash equivalents                           (7,208)       20,789         (8,720)
Cash and cash equivalents, beginning of period                                 41,029        20,240         28,960
                                                                             -------------------------------------
Cash and cash equivalents, end of period                                     $ 33,821      $ 41,029      $  20,240
                                                                             -------------------------------------
SUPPLEMENTAL DISCLOSURES:
    Cash paid during the year for:
    Income taxes                                                             $  6,140      $  7,867      $  16,849
    Interest                                                                 $    631      $     62      $      42
------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (U.S. dollars in thousands)


FISCAL YEARS ENDED DECEMBER 31, 2000, JANUARY 2, 2000, and JANUARY 3, 1999

                                                    Common Stock                                      Accumulated
                                                                         Additional                      Other           Total
                                                 Number of                 Paid-in      Retained     Comprehensive   Shareholders'
                                                   Shares      Amount      Capital      Earnings         Loss           Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 28, 1997                         22,169      $ 222      $ 78,006      $ 26,223      $   (2,156)     $  102,295
Proceeds from stock options exercised                 179          1         1,927            --              --           1,928
Tax benefit related to employee stock options          --         --         3,231            --              --           3,231
Common stock repurchased and retired                 (454)        (5)       (8,848)           --              --          (8,853)
Comprehensive income
    Net income                                         --         --            --         5,300              --
    Change in foreign currency translation,
       net of income tax benefit of $614               --         --            --            --            (961)
Total comprehensive income                             --         --            --            --              --           4,339
                                                  --------------------------------------------------------------------------------
BALANCE, JANUARY 3, 1999                           21,894        218        74,316        31,523          (3,117)        102,940
Proceeds from stock options exercised                  39          1           214            --              --             215
Tax benefit related to employee stock options          --         --           321            --              --             321
Common stock repurchased and retired                 (424)        (4)       (7,943)           --              --          (7,947)
Comprehensive income
    Net income                                         --         --            --        21,940              --
    Change in foreign currency translation,
       net of income tax expense of $813               --         --            --            --           1,215
Total comprehensive income                             --         --            --            --              --          23,155
                                                  --------------------------------------------------------------------------------
BALANCE, JANUARY 2, 2000                           21,509        215        66,908        53,463          (1,902)        118,684
Proceeds from stock options exercised                   4         --            12            --              --              12
Common stock repurchased and retired                 (500)        (5)       (4,928)           --              --          (4,933)
Comprehensive income
    Net income                                         --         --            --        16,994              --
    Change in foreign currency translation,
       net of income tax benefit of $2,395             --         --            --            --          (3,593)
Total comprehensive income                             --         --            --            --              --          13,401
                                                  --------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                         21,013      $ 210      $ 61,992      $ 70,457      $   (5,495)     $  127,164
==================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fiscal Years Ended December 31, 2000, January 2, 2000, and January 3, 1999.

(1)      GENERAL

Wackenhut Corrections Corporation, a Florida corporation, and subsidiaries (the "Company"), a majority owned subsidiary of The Wackenhut Corporation ("TWC"), is a leading developer and manager of privatized correctional, detention and public sector mental health services facilities located in the United States, the United Kingdom, Australia, South Africa and New Zealand.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1998 included 53 weeks and fiscal 2000 and 1999 each included 52 weeks.

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

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include allowance for doubtful accounts, construction cost estimates, employee deferred compensation accruals and certain reserves required under its operating contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, other receivables, notes payable, accounts payable and long-term debt approximates fair value.

CASH AND CASH EQUIVALENTS

The Company classifies as cash equivalents all interest-bearing deposits or investments with original maturities of three months or less.

INVENTORIES

Food and supplies inventories are carried at the lower of cost or market, on a first-in first-out basis and are included in "other current assets" in the accompanying consolidated balance sheets. Uniform inventories are carried at amortized cost and are amortized over a period of eighteen months. The current portion of unamortized uniforms is included in "other current assets". The long-term portion is included in "other assets" in the accompanying consolidated balance sheets.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of related assets. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. Interest is capitalized in connection with the construction of correctional and detention facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Approximately, $0.9 million of interest cost was capitalized in 2000 as compared with $0.1 million in 1999.

IMPAIRMENT OF LONG-LIVED ASSETS

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires that long-lived assets, including certain identifiable intangibles, and the goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and has determined that there are no events requiring impairment loss recognition. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets. The method used to determine impairment would be undiscounted operating cash flows estimated over the remaining amortization period for the related long-lived assets. The Company would measure impairment as the difference between fair value and the net book value of the related asset.

GOODWILL

Goodwill represents the cost of an acquired enterprise in excess of the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is amortized on a straight-line basis over the period, which represents management's estimation of the related benefit to be derived from the acquired business, not to exceed twenty-five years. Accumulated amortization totaled approximately $1.8 million and $1.7 million at December 31, 2000 and January 2, 2000, respectively. Amortization expense was $0.3 million for each of the years 2000, 1999 and 1998.

DEFERRED CHARGES

In April 1998, the Financial Accounting Standards Board issued Statement of Position 98-5 ("SOP 98-5") on accounting for costs of start-up that requires the expensing of start-up costs as incurred. By adopting SOP 98-5 in fiscal 1998, the Company wrote-off existing unamortized start-up costs and project development costs of $19.5 million (or $11.5 million after-tax) to record the cumulative effect of the change in accounting principle. Also, upon adoption, the Company reversed start-up amortization expense recorded during fiscal 1998 and expensed start-up and project development costs previously deferred during fiscal 1998. Subsequent to 1998 all future start-up and project development costs are expensed as incurred.

DEFERRED REVENUE

Deferred revenue primarily represents the unamortized net gain on the development of properties and on the sale and leaseback of properties by the Company to Correctional Properties Trust ("CPV"), a Maryland real estate investment trust. The Company leases these properties back from CPV under operating leases. Deferred revenue is being amortized over the lives of the leases and is recognized in income as a reduction of rental expenses.

REVENUE RECOGNITION

Facility management revenues are recognized as services are provided based on a net rate per day per inmate or on a fixed monthly rate. Project development and design revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to estimated total cost for each contract. This method is used because management considers costs incurred to date to be the best available measure of progress on these contracts. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which the Company determines that such losses and changes are probable. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined.

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

COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income" requires companies to report all changes in equity in a financial statement for the period in which they are recognized, except those resulting from investment by owners and distributions to owners. The Company has chosen to disclose Comprehensive Income, which encompasses net income and foreign currency translation adjustments, net of tax, in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and financial instruments used in hedging activities. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses traditionally have been within management's expectations and have not been material in any year. As of December 31, 2000 and January 2, 2000, management believes the Company had no significant concentrations of credit risk.

FOREIGN CURRENCY TRANSLATION

The Company's foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and shareholders equity is translated at historical rates. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholders' equity as a component of accumulated other comprehensive income.

ACCOUNTING PRONOUNCEMENTS

The Company will adopt Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and 138, on January 1, 2001. The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company's 50% owned equity affiliate operating in the United Kingdom has entered into interest rate swaps to fix the interest rate it receives on its variable rate credit facility. Management of the Company has determined the swaps to be effective cash flow hedges. Accordingly, the Company will record its share of the affiliate's change in other comprehensive income as a result of applying SFAS 133. The adoption of SFAS 133 will result in approximately a $12 million reduction in shareholders' equity in the Company's financial statements for the quarter ended April 1, 2001.

Effective the fourth quarter of 2000, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB No. 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The Company's revenue recognition practices are in conformity with the guidelines prescribed in SAB No. 101.

In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44 did not have an impact on our financial position, results of operations or cash flow.

(3)      PROPERTY AND EQUIPMENT

Property and equipment consist of the following at fiscal year end:

(U.S. dollars in thousands)

                                    Useful           2000          1999
                                     Life
========================================================================
Land                                     --       $  2,108       $ 2,036
Buildings and improvements          2 to 40         49,531        16,861
Equipment                            3 to 7         13,290         9,432
Furniture and fixtures               3 to 7          2,694         1,798
Construction in progress                 --             --        21,191
                                                  ----------------------
                                                  $ 67,623       $51,318
                                                  ======================
Less accumulated depreciation                      (13,003)       (7,958)
                                                  ----------------------
                                                  $ 54,620       $43,360
========================================================================

Construction in progress represents costs incurred in the development of facilities intended for sale to third parties and renovation costs associated with leased facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Approximately, $0.9 million of interest cost was capitalized in 2000 as compared with $0.1 million in 1999.

(4)      LONG-TERM DEBT

In December 1997, the Company entered into a five-year, $30 million multi-currency revolving credit facility with a syndicate of banks, the proceeds of which may be used for working capital, acquisitions and general corporate purposes. The credit facility also includes a letter of credit of up to $5.0 million for the issuance of standby letters of credit. Indebtedness under this facility bears interest at the alternate base rate (defined as the higher of prime rate or federal funds plus 0.5%) or LIBOR plus 150 to 250 basis points, depending upon fixed charge coverage ratios. At December 31, 2000, the interest rate for this facility was 8.4%. The facility requires the Company to, among other things, maintain a maximum leverage ratio; minimum fixed charge coverage ratio; and a minimum tangible net worth. The facility also limits certain payments and distributions. At December 31, 2000, $10.0 million was outstanding under this facility. In addition, at December 31, 2000 the Company had six standby letters of credit in an aggregate amount of approximately $2.8 million. Availability related to these instruments at December 31, 2000 was $20.0 million. At December 31, 2000, the Company also had outstanding twelve letters of guarantee totaling approximately $13.3 million under separate international facilities.

(5)      SALE OF FACILITIES TO CORRECTIONAL PROPERTIES TRUST

On April 28, 1998, CPV acquired eight correctional and detention facilities operated by the Company. The Company received approximately $42.0 million for the three facilities owned by it and for the rights to acquire four of the other five facilities, and realized a profit of approximately $18.0 million. The eighth facility was purchased directly from the government entity. CPV also was granted the option to acquire three additional correctional facilities and the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by the Company. During fiscal 1998 and 1999, CPV acquired two additional facilities for $94.1 million. In fiscal 2000, CPV purchased an eleventh facility that the Company had the right to acquire for $15.3 million. The Company recognized no net proceeds from the sale.

Simultaneous with the purchases, the Company entered into a ten-year operating lease of these facilities from CPV. As the lease agreements are subject to contractual lease increases, the Company records operating lease expense for these leases on a straight-line basis over the term of the leases.

The deferred unamortized net gain at December 31, 2000, which is included in "Deferred revenue" in the accompanying consolidated balance sheets, is $13.8 million with $1.9 million short-term and $11.9 million long-term, excluding the long-term portion of deferred development fee revenue. The net gain is being amortized over the ten-year lease terms. The Company recorded net rental expense related to CPV of $19.7 million in 2000, excluding the Jena rental expense included in the one-time charge, and $18.9 million, and $6.9 million in 1999 and 1998, respectively.

The future minimum lease commitments under the leases for these eleven facilities are as follows:

(U.S. dollars in thousands)

  Fiscal Year                         Annual Rental
===================================================
  2001                                 $  22,633
  2002                                    22,703
  2003                                    22,703
  2004                                    22,703
  2005                                    22,703
  Thereafter                              61,524
                                       ------------
                                       $ 174,969
===================================================

(6)      COMMITMENTS AND CONTINGENCIES

The nature of the Company's business results in claims for damages arising from the conduct of its employees or others. In the opinion of management, there are no pending legal proceedings, except those disclosures made below, for which the potential impact could have a material adverse effect on the consolidated financial statements of the Company if decided unfavorably.

In December 1999, a Travis County, Texas grand jury indicted twelve of the Company's former facility employees for various types of sexual misconduct at the Travis County Community Justice Center. Eleven of the twelve indicted former employees already resigned from or had been terminated by the Company as a result of Company-initiated investigations over the course of the prior three years. The Company is not providing counsel to assist in the defense of these twelve individuals. Management does not expect these indictments to have a material impact on the Company. The District Attorney in Travis County continues to review Company documents for alleged document tampering at the Travis County Facility. At this time the Company cannot predict the outcome of this investigation or the potential impact on the Company's financial position, results of operations and cash flow.

The Company has experienced adverse claims and settlements which directly impact the Company's insurance premiums. If the insurance premiums continue to increase through 2001, the Company's results of operations may be significantly impacted.

During 1998, the Company entered into a contract with the State of Florida Department of Children and Families ("DCF") to design and construct a new 350-bed South Florida State Psychiatric Hospital for approximately $35 million. The Company also entered into a separate contract to manage the operations of an existing 350-bed facility prior to and during construction of the new facility and to manage the operations of the new facility upon construction completion. The construction phase of the contract is complete. However, during construction, the Company incurred additional costs in excess of $2 million beyond the initial scope of the construction contract through December 31, 2000. The Company is in the process of negotiating with DCF to recover these additional costs. There can be no assurances that the Company will be successful in negotiating for additional funding of this project. Accordingly, the Company has recognized these additional costs as incurred and has not recorded revenue on the pending claim.

The Company leases correctional facility office space, computers and vehicles under non-cancelable operating leases expiring between 2000 and 2009. The future minimum commitments under these leases exclusive of lease commitments related to the sale of correctional facilities to CPV (Note 5), are as follows:

(U.S. dollars in thousands)

  Fiscal Year                         Annual Rental
===================================================
  2001                                  $ 11,002
  2002                                    10,738
  2003                                    10,647
  2004                                    10,655
  2005                                     8,213
  Thereafter                              49,174
                                        -----------
                                        $100,429
===================================================

Rent expense was approximately $12.2 million, $8.7 million, and $4.7 million for fiscal 2000, 1999, and 1998 respectively.

In December 1997, the Company also entered into a $220 million operating lease facility that has been established to acquire and develop new correctional institutions used in its business. As a condition of this facility, the Company unconditionally agreed to guarantee certain obligations of First Security Bank, National Association, a party to the aforementioned operating lease facility. As of December 31, 2000, approximately $142.7 million of this operating lease facility was utilized for properties under development.

(7)      JENA CHARGE

On January 7, 2000, the Company exercised the right to acquire the 276-bed Jena Juvenile Justice Center (the "Facility") in Jena, Louisiana from the trust of the Company's operating lease facility and, simultaneously sold it to CPV. This Facility is being leased back to the Company under a 10-year non-cancelable operating lease.

On May 17, 2000, the Louisiana Department of Public Safety and Corrections had removed all inmates from the Facility and the Company terminated the employment of the facility staff. The cooperative agreement for such facility was terminated June 30, 2000.

The Company has recorded an operating charge of $3.8 million ($2.3 million after tax, or $0.11 per share), that represents the expected losses to be incurred on the lease with CPV, including lease costs and property taxes. Management estimates that the facility will remain inactive through the end of 2001.

The Company is continuing its efforts to sublease or find an alternative correctional use for the facility. If the Company is unable to sublease or find an alternative correctional use for the facility, there would be an adverse impact on the Company's financial position, future results of operations and future cash flows.

(8)      COMMON, PREFERRED AND SHARES REPURCHASED AND RETIRED

In April 1994, the Company's Board of Directors authorized 10,000,000 shares of "blank check" preferred stock. The Board of Directors is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges.

On February 18, 2000, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of its common stock, in addition to the 1,000,000 shares previously authorized for repurchase. As of December 31, 2000, the Company had repurchased a total of 1,378,000 shares of the 1.5 million common shares authorized for repurchase at an average price of $15.77. For fiscal 2000, the Company repurchased 500,000 shares at an average price of $9.87.

(9)      BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one industry segment encompassing the development and management of privatized government institutions located in the United States, the United Kingdom, Australia, South Africa, and New Zealand.

The Company operates and tracks its results in geographic operating segments. Information about the Company's operations in different geographical regions is shown below. Revenues are attributed to geographical areas based on location of operations and long-lived assets consist of property, plant and equipment.

 (U.S. dollars in thousands)

Fiscal Year                        2000          1999          1998
=====================================================================
REVENUES:
   Domestic operations           $426,510      $371,333      $264,642
   International operations       109,047        67,151        48,117
                                 ------------------------------------
Total revenues                   $535,557      $438,484      $312,759
=====================================================================

OPERATING INCOME:
   Domestic operations           $  9,620      $ 21,660      $ 20,933
   International operations         9,292         4,381         1,568
                                 ------------------------------------
Total operating income           $ 18,912      $ 26,041      $ 22,501
=====================================================================

LONG-LIVED ASSETS:
   Domestic operations           $ 48,274      $ 39,005      $ 28,944
   International operations         6,346         4,355         4,061
                                 ------------------------------------
Total long-lived assets          $ 54,620      $ 43,360      $ 33,005
=====================================================================

The Company's international operations represent its wholly-owned Australian subsidiaries which are pursuing construction and management contracts for correctional and detention facilities. Through its wholly-owned subsidiary, Wackenhut Corrections Corporation Australia Pty. Limited, the Company currently manages five correctional facilities, including a facility in New Zealand and six immigration detention centers.

Except for the major customers noted in the following table, no single customer provided more than 10% of consolidated revenues during fiscal 2000, 1999 and 1998:

Customer                                   2000       1999       1998
=====================================================================
State of Florida Correctional
   Privatization Committee                  19%        19%        11%

Various agencies of the
   State of Texas                           15%        19%        25%

Department of Immigration and
   Multicultural Affairs (Australia)        11%         6%         4%
=====================================================================

Concentration of credit risk related to accounts receivable is reflective of the related revenues.

Equity in earnings of affiliates represents the operations of the Company's 50% owned joint ventures in the United Kingdom (Premier Custodial Group Limited) and South Africa (South African Custodial Management Pty. Limited and South African Custodial Services Pty. Limited). These entities and their subsidiaries are accounted for under the equity method. Premier Custodial Group Limited commenced operations of an initial prison in fiscal 1994, two court escort and transport contracts in fiscal 1996, a second correctional facility in fiscal 1998 and three correctional facilities and electronic monitoring contracts in fiscal 1999. Total equity in the undistributed earnings, before income taxes, for fiscal 2000, 1999, and 1998 was $7.5 million, $5.5 million and $3.5 million, respectively. South African Custodial Management Pty. Limited and South African Custodial Services Pty. Limited began construction of a new correctional facility in 2000 and have not incurred any material results as of December 31, 2000.

A summary of financial data for the Company's equity affiliates in the United Kingdom is as follows:

(U.S. dollars in thousands)
Fiscal Year                          2000          1999          1998
======================================================================
STATEMENT OF OPERATIONS DATA
   Revenues                       $139,137      $147,274      $ 91,071
   Operating income                 14,950        11,048         7,032
   Net income                        8,980         6,618         4,163
----------------------------------------------------------------------
BALANCE SHEET DATA
   Current assets                 $ 66,382      $ 44,213      $ 25,274
   Noncurrent assets               286,049       230,581       145,433
   Current liabilities              39,451        26,774        17,769
   Noncurrent liabilities          286,526       232,961       141,165
   Shareholders' equity             26,454        15,059        11,773
======================================================================

A summary of financial data for the Company's equity affiliates in South Africa is as follows:

(U.S. dollars in thousands)
  Fiscal Year                      2000
========================================
  BALANCE SHEET DATA
     Current assets              $ 6,561
     Noncurrent assets            14,357
     Current liabilities              32
     Noncurrent liabilities       13,968
     Shareholders' equity          6,917
========================================

(10)     INCOME TAXES

The provision for income taxes in the consolidated statements of income consists of the following components:

(U.S. dollars in thousands)
  Fiscal Year                  2000           1999          1998
===================================================================
  Federal income taxes:
     Current                 $ 3,718       $  6,595       $ 10,281
     Deferred                 (1,429)         1,843         (3,233)
                             --------------------------------------
                               2,289          8,438          7,048
  State income taxes:
     Current                 $ 1,341       $  1,830       $  2,447
     Deferred                   (180)           178           (490)
                             --------------------------------------
                               1,161          2,008          1,957
  Foreign:
     Current                 $ 5,245       $  4,889       $  1,740
     Deferred                   (343)        (2,863)          (581)
                             --------------------------------------
                               4,902          2,026          1,159
                             --------------------------------------
  Total                      $ 8,352       $ 12,472       $ 10,164
===================================================================

A reconciliation of the statutory U.S. federal tax rate (35.0%) and the effective income tax rate is as follows:

(U.S. dollars in thousands)
  Fiscal Year                       2000         1999         1998
===================================================================
  Provisions using statutory
     federal income tax rate      $ 7,300      $10,886      $ 8,718
  State income taxes, net
     of federal tax benefit           692        1,367        1,101
  Other, net                          360          219          345
                                  =================================
                                  $ 8,352      $12,472      $10,164
===================================================================

The components of the net current deferred income tax asset at fiscal year end are as follows:

(U.S. dollars in thousands)
  Fiscal Year                            2000          1999
=============================================================
  Uniforms                             $   198       $   249
  Allowance for doubtful accounts         (476)         (591)
  Accrued vacation                        (736)         (579)
  Accrued liabilities                   (3,110)       (2,148)
                                       ----------------------
                                       $(4,124)      $(3,069)
=============================================================

The components of the net non-current deferred income tax asset at fiscal year end are as follows:

(U.S. dollars in thousands)
  Fiscal Year                           2000          1999
============================================================
  Depreciation                        $ 1,253       $   948
  Deferred revenue                     (8,667)       (8,356)
  Deferred charges                       (811)         (489)
  Income of foreign subsidiaries
     and affiliates                     6,233         6,812
  Other, net                               29            19
                                      ----------------------
                                      $(1,963)      $(1,066)
============================================================

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

(11)     EARNINGS PER SHARE

The table below shows the amounts used in computing earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128 and the effects on income and the weighted average number of shares of potential dilutive common stock.


(U.S. dollars in thousands per share data)

Fiscal Year                           2000         1999         1998
=====================================================================
Net Income                          $16,994      $21,940      $ 5,300

Basic earnings per share:

Weighted average shares
   outstanding                       21,110       21,652       22,119
---------------------------------------------------------------------
Per share amount                    $  0.81      $  1.01      $  0.24
=====================================================================

Diluted earnings per share:

 Weighted average shares
   outstanding                       21,110       21,652       22,119

Effect of dilutive securities:

Employee and director stock
   options                              141          363          564
---------------------------------------------------------------------

Weighted average shares
   assuming dilution                 21,251       22,015       22,683
---------------------------------------------------------------------

Per share amount                    $  0.80      $  1.00      $  0.23
=====================================================================

For fiscal 2000, options to purchase 939,600 shares of the Company's common stock with exercise prices ranging from $7.75 to $26.88 per share and expiration dates between 2005 and 2010 were outstanding at December 31, 2000, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

For fiscal 1999, outstanding options to purchase 630,500 shares of the Company's common stock with exercise prices ranging from $13.75 to $26.88 and expiration dates between 2006 and 2009, were also excluded from the computation of diluted EPS because their effect would be anti-dilutive. For fiscal 1998, outstanding options to purchase 178,000 shares of the Company's common stock with exercise prices ranging from $25.06 to $29.56 and expiration dates between 2007 and 2008, were also excluded from the computation of diluted EPS because their effect would be anti-dilutive.

(12)     RELATED PARTY TRANSACTIONS

Related party transactions occur in the normal course of business between the Company and TWC. Such transactions include the purchase of goods and services and corporate costs for management support, office space, insurance and interest expense.

The Company incurred the following expenses related to transactions with TWC in the following years:

(U.S. dollars in thousands)

Fiscal Year                        2000         1999           1998
=====================================================================
Food services                    $    --      $     --       $    839

General and administrative
   expenses                        3,468         2,944          1,718

Casualty insurance premiums       13,588         9,454          7,423

Rent                                 315           286            361

Interest expense (income)             65          (492)          (122)
---------------------------------------------------------------------
                                 $17,436      $ 12,192       $ 10,219
=====================================================================

Food services represent charges for meals for inmates at certain correctional facilities operated by the Company during 1998. General and administrative expenses represent charges for management and support services. TWC provides various general and administrative services to the Company under a Services Agreement. The initial agreement expired December 31, 1997 and provided for one-year renewal periods at the Company's option. Annual rates are negotiated by the Company and TWC based upon the level of service provided. The Company monitors the scope of these services on an ongoing basis and may adjust the level and related charges as required. Casualty insurance premiums related to workers' compensation, general liability and automobile insurance coverage are provided through an insurance subsidiary of TWC. Insurance rates are based on the Company's loss experience and are adjusted from time-to-time based upon this loss experience. In addition, the Company is charged or charges interest on intercompany indebtedness at rates which reflect TWC's average interest costs on long-term debt, exclusive of mortgage financing.

Interest expense (income) is calculated based on the average intercompany indebtedness. Portions of the Company's corporate offices are located in TWC's corporate office building for which it is allocated rent based upon space occupied under separate lease agreements.

Management believes that the difference between these expenses and those that would have been incurred on a stand-alone basis is not material.

(13)     STOCK OPTIONS

The Company has four stock option plans: the Wackenhut Corrections Corporation 1994 Stock Option Plan (First Plan), the Wackenhut Corrections Corporation Stock Option Plan (Second Plan), the 1995 Non-Employee Director Stock Option Plan (Third Plan) and the Wackenhut Corrections Corporation 1999 Stock Option Plan (Fourth Plan).

Under the First Plan, the Company may grant up to 897,600 shares of common stock to key employees and consultants. All options granted under this plan are exercisable at the fair market value of the common stock at the date of the grant, vest 100% after a minimum of six months and no later than ten years after the date of the grant.

Under the Second Plan and Fourth Plan, the Company may grant options to key employees for up to 1,500,000 and 550,000 shares of common stock, respectively. Under the terms of these plans, the exercise price per share and vesting period is determined at the sole discretion of the Board of Directors. All options that have been granted under these plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the options vest and become exercisable ratably over a five-year period, beginning immediately on the date of the grant. However, the Board of Directors has exercised its discretion and has granted options that vest 100% after a minimum of six months. All options under the Second Plan and Fourth Plan expire no later than ten years after the date of the grant.

Under the Third Plan, the Company may grant up to 60,000 shares of common stock to non-employee directors of the Company. Under the terms of this plan, options are granted at the fair market value of the common stock at the date of the grant, become 100% exercisable immediately, and expire ten years after the date of the grant.

A summary of the status of the Company's four stock option plans is presented below.


Fiscal Year                                      2000                       1999                         1998
===========================================================================================================================
                                                      Wtd. Avg.                  Wtd. Avg.                      Wtd. Avg.
                                          Shares   Exercise Price    Shares    Exercise Price     Shares     Exercise Price
                                        -----------------------------------------------------------------------------------
Outstanding at beginning of year        1,151,334      $14.28        929,904       $12.78        923,484         $ 9.76
Granted                                   291,000        8.43        277,500        18.51        191,000          25.02
Exercised                                   4,032        2.97         39,070         5.50        179,380          10.75
Forfeited/Cancelled                       133,100       17.04         17,000        21.67          5,200          21.93
                                        -----------------------------------------------------------------------------------
Options outstanding at end of year      1,305,202       12.73      1,151,334        14.28        929,904          12.78
                                        -----------------------------------------------------------------------------------
Options exercisable at year end           958,102       11.94        817,934        11.67        758,904          11.50
===========================================================================================================================

The following table summarizes information about the stock options outstanding at December 31, 2000:

                                            Options Outstanding                          Options Exercisable
================================================================================================================
                                 Number           Wtd. Avg.         Wtd. Avg.                          Wtd. Avg.
        Exercise Price        Outstanding         Remaining         Exercise             Number        Exercise
                                At 1/2/00     Contractual Life        Price            Exercisable      Price
-----------------------------------------------------------------------------          -------------------------
       $ 1.20 - $ 3.75          365,602             3.3              $ 3.48              365,602        $ 3.48
       $ 7.75 - $ 9.63          284,600             9.1                8.43              122,200          8.40
       $11.88 - $13.75          108,000             4.9               11.91              108,000         11.91
       $14.69 - $16.88           33,000             8.1               15.20               17,000         15.56
       $17.63 - $21.50          289,000             7.5               19.52              178,000         19.74
       $22.63 - $25.06          212,500             6.7               24.41              156,300         24.26
       $26.13 - $26.88           12,500             7.4               26.28               11,000         26.19
                              -----------------------------------------------          -------------------------
                              1,305,202             6.4              $12.73              958,102        $11.94
================================================================================================================

The Company had 283,374 options available to be granted at December 31, 2000 under the aforementioned stock plans.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at date of grant in accordance with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

Pro Forma Disclosures                                            2000                  1999                1998
=====================================================================================================================
Pro forma net earnings                                        $   15,862           $   20,599          $    4,234
Pro forma basic net earnings per share                        $     0.75           $     0.95          $    0.19
Pro forma diluted net earnings per share                      $     0.75           $     0.94          $    0.19
Pro forma weighted average fair value of options granted      $     4.90           $    10.40          $   14.36
Risk free interest rates                                       5.78% - 6.70%        4.63% - 5.91%       4.49% - 5.79%
Expected lives                                                  4-8 years            4-8 years            4-8 years
Expected volatility                                                54%                   54%                 55%
=====================================================================================================================

(14)     RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company has two noncontributory defined benefit pension plans covering certain of its executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchases and is the beneficiary of life insurance policies for participants enrolled in the plans.

The assumptions for the discount rate and the average increase in compensation used in determining the pension expense and funded status information are 7.5% and 5.5%, respectively.

The total pension expense for 2000, 1999, and 1998 was $0.4 million, $0.2 million, and $0.1 million, respectively. The present value of accumulated pension benefits at year-end 2000 and 1999 was $0.8 million and $0.4 million, respectively and is included in "Other liabilities" in the accompanying consolidated balance sheets.

The Company has established a deferred compensation agreement for non-employee directors, which allows eligible directors to defer their compensation in either the form of cash or stock.

Participants may elect lump sum or monthly payments to be made at least one year after the deferral is made or at the time the participant ceases to be a director. The Company recognized total compensation expense under this plan of $0.2 million, $0.1 million and $0.2 million for 2000, 1999, and 1998, respectively. The liability for the deferred compensation was $0.4 million and $0.3 million for year-end 2000 and 1999, respectively, and is included in "Accrued expenses" in the accompanying consolidated balance sheets.

The Company also has a non-qualified deferred compensation plan for employees who are ineligible to participate in the Company's qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary, which earns interest at a rate equal to the prime rate less 0.75%. The Company matches employee contributions up to $400 each year based on the employee's years of service. Payments will be made at retirement age of 65 or at termination of employment. The expense recognized by the Company in 2000, 1999, and 1998 was $0.4 million, $0.2 million and $0.1 million, respectively. The liability for this plan at year-end 2000 and 1999 was $0.8 million and $0.4 million, respectively, and is included in "Accrued expenses" in the accompanying consolidated balance sheets.

(15)     SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the Company and its subsidiaries for the fiscal years ended December 31, 2000, and January 2, 2000, is as follows:

(U.S. dollars in thousands, except per share data)

                                                                        2000
                                            =============================================================
                                            First Quarter  Second Quarter   Third Quarter  Fourth Quarter
  Revenues                                    $130,508        $133,875        $135,888        $135,286
  Operating income                            $  5,569        $  5,080        $  1,836        $  6,427
  Net income                                  $  4,789        $  4,838        $  2,373        $  4,994
  Basic earnings per share                    $   0.22        $   0.23        $   0.11        $   0.24
  Diluted earnings per share                  $   0.22        $   0.23        $   0.11        $   0.24

                                                                        1999
                                            =============================================================
                                            First Quarter  Second Quarter  Third Quarter   Fourth Quarter
  Revenues                                    $ 97,431        $106,049        $112,046        $122,958
  Operating income                            $  6,543        $  6,789        $  6,934        $  5,775
  Net income                                  $  4,839        $  5,357        $  5,694        $  6,050
  Basic earnings per share                    $   0.22        $   0.25        $   0.26        $   0.28
  Diluted earnings per share                  $   0.22        $   0.24        $   0.26        $   0.28

Third quarter 2000 results include the Jena charge of $3.8 million ($2.3 million after tax, or $0.11 per share).

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Wackenhut Corrections Corporation:

We have audited the accompanying consolidated balance sheets of Wackenhut Corrections Corporation (a Florida corporation) and subsidiaries as of December 31, 2000, and January 2, 2000 and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three fiscal years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wackenhut Corrections Corporation and subsidiaries as of December 31, 2000, and January 2, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective December 29, 1997 the Company changed its method of accounting for costs of start-up activities.

ARTHUR ANDERSEN LLP

West Palm Beach, Florida,
  February 8, 2001.

Management's Responsibility for Financial Statements

To the Shareholders of
      WACKENHUT CORRECTIONS CORPORATION:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

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

The consolidated financial statements have been audited by Arthur Andersen LLP, independent certified public accountants, whose appointment was ratified by shareholders. Their report expresses a professional opinion as to whether management's consolidated financial statements considered in their entirety present fairly, in conformity with accounting principles generally accepted in the United States, the Company's financial position and results of operations. Their audit was conducted in accordance with auditing standards generally accepted in the United States. As part of this audit, Arthur Andersen LLP considered the Company's system of internal controls to the degree they deemed necessary to determine the nature, timing, and extent of their audit tests which support their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with representatives of management, the independent certified public accountants and the Company's internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent certified public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.


/s/ G.R. Wackenhut                               /s/ John G. O'Rourke
-----------------------------------------        -------------------------------------
George R. Wackenhut                              John G. O'Rourke
Chairman                                         Senior Vice President
                                                 Chief Financial Officer and Treasurer


/s/ George Zoley
------------------------------------------
George C. Zoley
Vice Chairman and Chief Executive Officer